Filed Pursuant to Rule 424(b)(3)
Registration No. 333-296472

PROSPECTUS OF BANNER CORPORATION
PROXY STATEMENT OF PACIFIC FINANCIAL CORPORATION
Merger Proposal – Your Vote Is Important
Dear Pacific Financial Shareholders:
On April 30, 2026, Pacific Financial Corporation (“Pacific Financial”) and Banner Corporation (“Banner”) entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” under which Pacific Financial will merge with and into Banner, which we refer to as the “merger.” Immediately following the completion of the merger, Bank of the Pacific, the wholly-owned subsidiary of Pacific Financial, will merge with and into Banner Bank, the wholly-owned bank subsidiary of Banner, with Banner Bank continuing as the surviving bank (which we refer to as the “bank merger”).
If the merger is consummated, each issued and outstanding share of Pacific Financial common stock (other than shares held directly by Banner or any holder of Pacific Financial common stock who properly exercises dissenters’ rights) will be converted into the right to receive 0.2633 shares (the “exchange ratio”) of Banner common stock, with cash paid in lieu of fractional shares. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus and is incorporated by reference herein.
Based on the number of outstanding shares of Pacific Financial common stock and Pacific Financial restricted stock unit (“RSU”) awards as of June 12, 2026, Banner expects to issue approximately 2,654,957 shares of its common stock in the merger, excluding the additional shares of Banner common stock that may be issued in the merger to holders of Pacific Financial stock options that properly exercise their stock options in accordance with the merger agreement.
If the merger is consummated, based on the number of issued and outstanding shares of Banner common stock and shares of Pacific Financial common stock and RSU awards on June 12, 2026, we expect that Banner shareholders will own approximately 93%, and current Pacific Financial shareholders will own approximately 7%, of the outstanding shares of common stock of the combined company.
Banner’s common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BANR.” Pacific Financial’s common stock is quoted on the OTCQX under the symbol “PFLC.” Based on the closing price of Banner common stock as reported by Nasdaq of $66.25 as of April 29, 2026, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that a Pacific Financial shareholder would be entitled to receive for each share of Pacific Financial common stock owned would be $17.44, with an aggregate transaction value of approximately $177 million. Based on the closing price of Banner common stock as reported by Nasdaq of $67.24 as of June 12, 2026, the latest practicable date before the date of the accompanying proxy statement/prospectus, the implied merger consideration that a Pacific Financial shareholder would be entitled to receive for each share of Pacific Financial common stock owned would be $17.70, with an aggregate transaction value of approximately $178.5 million. We urge you to obtain current market quotations of both Banner common stock and Pacific Financial common stock.
We cannot consummate the merger unless we obtain the necessary regulatory approvals and unless the Pacific Financial shareholders approve the merger agreement. Whether or not you plan to participate in the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. Submitting a proxy now will not prevent you from being able to vote electronically during the special meeting. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement. Your vote is important, regardless of the number of shares that you own.
The date, time and place of the Pacific Financial special meeting are:

Date:	Wednesday, August 12, 2026
Time:	10:00 a.m., Pacific Time
Website:	www.virtualshareholdermeeting.com/PFLC2026SM

The special meeting will be a virtual meeting conducted solely online via live webcast. There is no physical location for the special meeting.
The accompanying proxy statement/prospectus contains a more complete description of the special meeting of Pacific Financial shareholders and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Banner from documents that Banner has filed with the Securities and Exchange Commission (the “SEC”).
Pacific Financial’s board of directors recommends that Pacific Financial’s shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal.

Sincerely, /s/ Randy Rognlin Randy Rognlin Chairman of the Board Pacific Financial Corporation	Sincerely, /s/ Denise Portmann Denise Portmann President and Chief Executive Officer Pacific Financial Corporation

You should read this entire proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 15.
Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying proxy statement/prospectus is dated June 16, 2026, and is first being mailed to Pacific Financial shareholders on or about June 18, 2026.

Pacific Financial Corporation

1216 Skyview Dr.
Aberdeen Washington 98520
(360) 537-4052
Notice of Special Meeting of Shareholders

Date:	Wednesday, August 12, 2026
Time:	10:00 a.m., Pacific Time
Website:	www.virtualshareholdermeeting.com/PFLC2026SM

To Pacific Financial Corporation Shareholders:
NOTICE IS HEREBY GIVEN that Pacific Financial Corporation (“Pacific Financial”) will hold a special meeting of its shareholders on Wednesday, August 12, 2026 at 10:00 a.m., Pacific Time, virtually, via live webcast only. The special meeting will be held virtually only and, because there will not be a physical location for the special meeting, you will not be able to attend in person. You can participate in the special meeting by visiting www.virtualshareholdermeeting.com/PFLC2026SM. To participate in the special meeting, registered shareholders will need the control number on their proxy card and all other shareholders will need to follow the instructions that accompanied the proxy statement/prospectus.
The purpose of the special meeting is to consider and vote on the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of April 30, 2026, between Banner Corporation (“Banner”) and Pacific Financial, pursuant to which Pacific Financial will merge with and into Banner (the “merger”) (the “merger proposal”); and

•
a proposal to approve the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger proposal (the “adjournment proposal”).

Holders of record of Pacific Financial common stock at the close of business on June 11, 2026, are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. The presence, virtually or by proxy, of a majority of the shares of Pacific Financial common stock entitled to vote is necessary to constitute a quorum for the special meeting. Approval of the merger proposal requires the affirmative vote, virtually or by proxy, of the holders of two-thirds of the outstanding shares of Pacific Financial common stock entitled to vote. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares for which votes are cast at the special meeting, virtually or by proxy. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus, and a summary of the terms of the merger agreement is included in the accompanying proxy statement/prospectus under the heading “Description of the Merger Agreement” beginning on page 53; both are incorporated by reference herein.
Under Washington law, dissenters’ rights are available to Pacific Financial shareholders with respect to the merger if such shareholder takes certain actions and meets certain conditions.
The board of directors of Pacific Financial unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.
Your vote is important. Whether or not you plan to participate in the special meeting, please act promptly to vote your shares. You may vote your shares by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. Please review the instructions for each of your voting options described in the accompanying proxy statement/prospectus. If you participate in the special meeting, you may vote your shares electronically during the special meeting, even if you have previously submitted a proxy in writing. Submitting a proxy will ensure that your shares are represented at the special meeting.

If you are a holder of Pacific Financial stock certificates, we will send you a letter of transmittal separately on a later date with instructions informing you how to send in your stock certificates to the exchange agent to receive your portion of the merger consideration. Please do not send in your stock certificates at this time.
If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Pacific Financial’s proxy solicitor D.F. King at:

D.F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005
Call Toll Free: (866) 342-4884
Banks and Brokers Call Collect: (646) 845-0147
Email:	PFLC@dfking.com

By Order of the Pacific Financial Board of Directors

/s/ Darla R. Johnson
Darla R. Johnson Corporate Secretary

Aberdeen, Washington
June 16, 2026

REFERENCES TO ADDITIONAL INFORMATION
Banner
This proxy statement/prospectus incorporates important business and financial information about Banner from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” You can obtain any of the documents filed with or furnished to the SEC by Banner at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by requesting them in writing or by telephone at the following addresses and telephone numbers:
Banner Corporation
10 S. First Avenue
Walla Walla, Washington 99362
(509) 527-3636
The section of this proxy statement/prospectus entitled “Where You Can Find More Information” has additional information about obtaining copies of documents that Banner have filed with the SEC.
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of special meeting. This means that Pacific Financial shareholders requesting documents must do so by August 4, 2026 to receive them before the Pacific Financial special meeting.
Pacific Financial
Pacific Financial does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.
If you have questions concerning the merger or this proxy statement/prospectus or need help voting your shares, would like copies of this proxy statement/prospectus, or would like copies of Pacific Financial’s historical consolidated financial statements, articles of incorporation or bylaws, please contact:
Pacific Financial Corporation
1216 Skyview Drive
Attn: Corporate Secretary
Aberdeen, Washington 98520
(360) 537-4052

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Banner (File No. 333-296472), constitutes a prospectus of Banner under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $0.01 per share, of Banner, which we refer to as “Banner common stock,” to be issued pursuant to the Agreement and Plan of Merger, dated as of April 30, 2026, by and between Banner and Pacific Financial, as it may be amended from time to time, which we refer to as the “merger agreement.” This document also constitutes a proxy statement of Pacific Financial and a notice of meeting with respect to the special meeting at which Pacific Financial shareholders will be asked to consider and vote upon the approval of the merger agreement.
Banner has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Banner, and Pacific Financial has supplied all information contained in this proxy statement/prospectus relating to Pacific Financial.
You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated June 16, 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. The mailing of this document to Pacific Financial shareholders or the issuance by Banner of shares of Banner common stock pursuant to the merger agreement will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement, and the virtual Pacific Financial Corporation (“Pacific Financial”) special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document. See “Where You Can Find More Information.”
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because Banner Corporation (“Banner”) and Pacific Financial have entered into an Agreement and Plan of Merger, dated as of April 30, 2026 (the “merger agreement”), pursuant to which Pacific Financial will be merged with and into Banner, with Banner continuing as the surviving company (the “merger”). Immediately following the merger, Bank of the Pacific, the wholly-owned banking subsidiary of Pacific Financial, will merge with and into Banner’s wholly-owned banking subsidiary, Banner Bank, with Banner continuing as the surviving bank under the name “Banner Bank” (the “bank merger”). A copy of the merger agreement is included as Appendix A to this proxy statement/prospectus. In this proxy statement/prospectus, we refer to the date on which the consummation of the transactions contemplated by the merger agreement occurs as the “closing date,” and the time at which the merger will occur as the “effective time.”

In order to complete the merger, among other things, Pacific Financial shareholders must approve the merger agreement (the “merger proposal”). Pacific Financial is holding a special meeting of its shareholders to obtain approval of the merger proposal. Pacific Financial shareholders will also be asked approve a proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger proposal (the “adjournment proposal”).
This proxy statement/prospectus contains important information about the merger, the special meeting, the merger proposal and the adjournment proposal, and you should read it carefully. The enclosed materials allow you to have your shares voted by proxy without virtually attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:	What will Pacific Financial shareholders be entitled to receive in the merger?
A:
If the merger is consummated, each share of Pacific Financial common stock issued and outstanding immediately prior to the effective time (other than shares held directly by Banner or any holder of Pacific Financial common stock who properly exercises dissenters’ rights) will be converted into the right to receive 0.2633 shares of Banner common stock (the “exchange ratio”), with cash paid in lieu of fractional shares.

As of the record date of June 11, 2026, Pacific Financial had outstanding 10,025,137 shares of Pacific Financial common stock, 163,700 stock options and 58,255 restricted stock units (“RSUs”). Based on the number of outstanding shares of Pacific Financial common stock and RSU awards as of June 11, 2026, Banner expects to issue approximately 2,654,957 shares of its common stock in the merger, excluding the additional shares of Banner common stock that may be issued in the merger to holders of Pacific Financial stock options that properly exercise their stock options in accordance with the merger agreement.
Q:	Will the exchange ratio adjust based on the trading price of Banner common stock prior to closing?
A:
No, the exchange ratio is fixed and will not increase or decrease due to changes in the trading price of Pacific Financial common stock or Banner common stock prior to the closing of the merger. See “Description of the Merger Agreement—Consideration to be received in the merger.”

Q:	What is the value of the per share merger consideration?
A:
The value of the merger consideration to be received by Pacific Financial shareholders will fluctuate as the market price of Banner common stock fluctuates before the consummation of the merger. This price will not be known at the time of the special meeting, and may be more or less than the current price of Banner common stock or the price of Banner common stock at the time of the special meeting or at the effective time.

Based on the closing price of Banner common stock on the Nasdaq Global Select Market (“Nasdaq”) as of April 29, 2026, the trading day immediately preceding the public announcement of the merger, of $66.25, the implied merger consideration that a Pacific Financial shareholder would be entitled to receive for each share of Pacific Financial common stock owned would be $17.44 with an aggregate transaction value of approximately $177 million. Based on the closing price of Banner common stock as reported on Nasdaq of $67.24 as of June 12, 2026, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration that a Pacific Financial shareholder would be entitled to receive for each share of Pacific Financial common stock owned would be $17.70 with an aggregate transaction value of approximately $178.5 million. As of the June 11, 2026 record date, Pacific Financial had outstanding 10,025,137 shares of Pacific Financial common stock, 163,700 stock options and 58,255 RSUs. After the merger is consummated, based on the number of issued and outstanding shares of Banner common stock and shares of Pacific Financial common stock on June 11, 2026, we expect that current Banner shareholders will own approximately 93% of the outstanding shares of common stock of the combined company, and current Pacific Financial shareholders will own approximately 7% of the outstanding shares of common stock of the combined company. We urge you to obtain current market quotations of both Banner common stock and Pacific Financial common stock.
Q:	How are outstanding Pacific Financial RSUs and stock options addressed in the merger agreement?
A:
Under the terms of the merger agreement, at the effective time of the merger, each Pacific Financial restricted stock unit (“RSU”) award that is outstanding as of immediately prior to the effective time will fully vest and any restrictions or risk of forfeiture will lapse. The shares of Pacific Financial common stock issuable upon the vesting and settlement of the RSUs will be deemed to be issued and outstanding as of immediately prior to the effective time and will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. If any holder of a Pacific Financial stock option that may by its terms be exercised provides a notice of exercise to Pacific Financial on or before the 30th calendar day prior to the effective time (such date, the “Option Exercise Notice Deadline”), Pacific Financial will issue shares of Pacific Financial common stock upon proper exercise of the Pacific Financial stock option in accordance with the terms of the such stock option and relevant Pacific Financial stock plan. Each share of Pacific Financial common stock received upon proper exercise of a Pacific Financial stock option prior to the Option Exercise Notice Deadline will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. However, no exercise of a Pacific Financial stock option will be permitted if an option holder fails to provide notice of exercise to Pacific Financial by the Option Exercise Notice Deadline. At the effective time, each Pacific Financial stock option that is outstanding as of immediately prior to the effective time will fully vest and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the excess, if any, of (A) the product of the exchange ratio multiplied by the “Banner Closing Stock Price,” which is the average closing price per share of Banner common stock as reported on the Nasdaq Global Select Market for the 15 consecutive trading days immediately preceding the closing date, over (B) the applicable exercise price of such Pacific Financial stock option; and (ii) the number of shares of Pacific Financial common stock subject to such Pacific Financial stock option, less any required withholding taxes.

As of June 11, 2026, Pacific Financial had 163,700 stock options and 58,255 RSUs outstanding.
Q:	Why does Pacific Financial want to engage in the merger with Banner?
A:
Pacific Financial believes that the merger will provide Pacific Financial shareholders with substantial benefits, and Banner believes that the merger will further its strategic growth plans. To review the reasons for the merger in more detail, see “The Merger—Pacific Financial’s reasons for the merger and recommendation of the Pacific Financial Board.”

Q:	What are Pacific Financial shareholders being asked to vote on?
A:
Pacific Financial shareholders are being asked to approve the merger agreement by and between Banner and Pacific Financial, which provides for the merger of Pacific Financial with and into Banner. Pacific Financial shareholders also are being asked to approve a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement. Consummation of the merger is not conditioned upon approval of the adjournment proposal.

Q:	What does the Pacific Financial Board recommend?
A:	The Pacific Financial Board has determined that the merger agreement and the merger are in the best interests of

Pacific Financial and its shareholders. The Pacific Financial Board unanimously recommends that Pacific Financial shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. To review the reasons for the merger in more detail, see “The Merger—Pacific Financial’s reasons for the merger and recommendation of the Pacific Financial Board.”
Q:	What vote is required to approve each proposal at the special meeting, and how will abstentions and broker non-votes affect the vote?
A:
Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Pacific Financial common stock entitled to vote, represented virtually or by proxy. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the proposal to approve the merger agreement. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares for which votes are cast at the special meeting, virtually or by proxy. Abstentions, shares not voted and broker non-votes will have no effect on the adjournment proposal.

Q:	What constitutes a quorum for the special meeting?
A:
The quorum requirement for the special meeting is the presence, virtually or by proxy, of a majority of the shares of Pacific Financial common stock entitled to vote. Broker non-votes are counted as present for the purposes of determining quorum.

Q:	Why is my vote important?
A:
The merger cannot be consummated unless the merger agreement is approved by Pacific Financial’s shareholders. If you fail to submit a proxy or vote electronically during the appropriate special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote against the approval of the merger agreement. The Pacific Financial Board unanimously recommends that Pacific Financial’s shareholders vote “FOR” the merger proposal. Consummation of the merger is not conditional upon approval of the adjournment proposal.

You may vote at the special meeting if you own shares of Pacific Financial common stock of record at the close of business on the record date for the special meeting, June 11, 2026. After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote by a method described on your proxy card. This will enable your shares to be represented at the special meeting. You may also vote electronically during the special meeting. If you do not vote by proxy or vote electronically during the special meeting, this will make it more difficult to achieve a quorum for the special meeting.
Pacific Financial will pay the cost of soliciting proxies for the special meeting. Pacific Financial has engaged D.F. King & Co, Inc. (“D.F. King”) to assist in the solicitation of proxies for the special meeting. Pacific Financial has agreed to pay D.F. King a fee of $18,000. Pacific Financial will also reimburse D.F. King for reasonable out-of-pocket expenses and will indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of shares of Pacific Financial common stock, in which case these parties will be reimbursed by Pacific Financial for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, electronic mail or other electronic medium by certain of Pacific Financial’s directors, officers and other employees, without additional compensation.
Q:	If my shares of common stock are held in “street name” by my bank, broker or other fiduciary, will my bank, broker or other fiduciary automatically vote my shares for me?
A:
No. Your bank, broker or other fiduciary cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other fiduciary. You may not vote shares held in street name by returning a proxy card directly to Pacific Financial or by voting electronically during the special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or other fiduciary. Further, banks, brokers or other fiduciaries that hold shares of Pacific Financial common stock on behalf of their customers may not give a proxy to Banner or to Pacific Financial to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters. Failure to instruct your bank, broker or other fiduciary how to vote will have the same effect as a vote against approval of the merger agreement.
If you complete, sign, date and mail your proxy card, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.
To revoke your proxy or change your vote, you must either advise the Corporate Secretary of Pacific Financial in writing before your Pacific Financial common stock has been voted at the special meeting, deliver a later dated proxy or participate in the special meeting and vote your shares electronically during the special meeting. Participation in the special meeting will not in itself constitute revocation of your proxy. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Q:	What happens if I sell my shares of Pacific Financial common stock prior to the consummation of the merger?
A:
If you sell or otherwise transfer your shares of Pacific Financial common stock prior to the consummation of the merger, you will have transferred your right to receive the merger consideration. In order to receive the merger consideration, you must hold (or beneficially own, as the case may be) your shares through the effective time of the merger.

Q:	Are there risks I should consider in deciding to vote on the approval of the merger agreement?
A:
Yes, in evaluating the merger agreement and merger, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 15.

Q:	Do I have the right to dissent?
A:
Under Washington law, dissenters’ rights are available to Pacific Financial shareholders with respect to the merger if such shareholder takes certain actions and meets certain conditions. For more information, please see “Pacific Financial shareholder dissenters’ rights” beginning on page 49.

It is a condition to Banner’s obligations to consummate the merger that the holders of less than 10% of Pacific Financial shares of common stock have exercised dissenters’ rights.
Q:	What are the tax consequences of the merger to me?
A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and it is a condition to Banner’s and Pacific Financial’s obligations to consummate the merger that each of them receives a legal opinion from its tax counsel to that effect. However, Banner and Pacific Financial have not sought, and will not seek, any ruling from the Internal Revenue Service regarding any matters related to the transactions, and as a result, there can be no assurance that the Internal Revenue Service would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position.

Provided the merger qualifies as a reorganization for United States federal income tax purposes, Pacific Financial shareholders generally will not recognize any gain or loss upon the exchange of their Pacific Financial common stock for shares of Banner common stock, except with respect to cash received in lieu of fractional shares, if any.
The tax consequences of the merger to each Pacific Financial shareholder will depend on such Pacific Financial shareholder’s own situation and many variables not within the control of the parties. You should consult with your tax advisor for the specific tax consequences of the merger to you. See “The Merger—Material U.S. federal income tax consequences of the merger.”
Q:	When and where is the special meeting?
A:
The special meeting will take place virtually on Wednesday, August 12, 2026, at 10:00 a.m. Pacific Time, virtually only, via live webcast. The special meeting will be held virtually only and, because there will not be a physical location for the special meeting, you will not be able to attend in person.

You may participate in the special meeting and vote your shares electronically during the special meeting via the internet by visiting: www.virtualshareholdermeeting.com/PFLC2026SM.
To participate in the special meeting, registered shareholders will need the control number on their proxy card and all other shareholders will need to follow the instructions that accompanied their proxy statement/prospectus.
If you are not a shareholder of record but hold shares as a beneficial owner in street name, you should follow the instructions for attending the special meeting provided by your bank, broker or other fiduciary. The special meeting platform is fully supported across browsers and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the special meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the special meeting.
Only Pacific Financial shareholders as of the close of business on the record date for the special meeting, June 11, 2026, may participate in the special meeting.
Q:	Will I be able to attend the special meeting in person?
A:	No, the special meeting will be held virtually only and, because there will not be a physical location for the special meeting, you will not be able to attend in person.
Q:	Where can I find the results of the special meetings?
A:
Pacific Financial intends to announce preliminary voting results at the special meeting, and intends to publish final voting results from the special meeting by a press release issued promptly after the special meeting.

Q:	Should I send in my Pacific Financial stock certificates now?
A:
No. The exchange agent will mail letters of transmittal to holders of Pacific Financial stock certificates within five business days following the closing date of the merger. After you receive the letter of transmittal, you should complete the letter of transmittal and return the stock certificates with your completed form to submit them for exchange. Please send the letter of transmittal and your Pacific Financial stock certificates, if any, to the exchange agent, in the envelope provided with the letter of transmittal. Do not send your stock certificates with your proxy card.

Q:	Whom may I contact if I cannot locate my Pacific Financial stock certificate(s)?
A:
If you are unable to locate your original Pacific Financial stock certificate(s), you should follow the instructions regarding lost or stolen stock certificates set forth in the letter of transmittal that will be mailed to you by Banner’s exchange agent following the closing of the merger.

Q:	What should I do if I hold my shares of Pacific Financial common stock in book-entry form?
A:
If you hold shares of Pacific Financial common stock in uncertificated or book-entry form, your book-entry shares of Pacific Financial common stock will be automatically converted into a number of shares of Banner common stock based on the exchange ratio. Holders of uncertificated shares will not be required to return a letter of transmittal. Within five business days following the closing date of the merger, the exchange agent will mail a letter advising the holders of book-entry shares of Pacific Financial common stock that all of such holder’s uncertificated shares have automatically converted into the Banner common stock pursuant to the merger agreement. Any fractional shares will be paid in cash to the book-entry account.

Q:	What should I do if I receive more than one set of voting materials?
A:
Pacific Financial shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Pacific Financial common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Pacific

Financial common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Pacific Financial common stock that you own.
Q:	When is the merger expected to be consummated?
A:
The merger agreement must be approved by shareholders of Pacific Financial, and we must obtain the necessary regulatory approvals, before we can consummate the merger. Assuming Pacific Financial shareholders vote to approve the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to consummate the merger in the third quarter of 2026. See “Description of the Merger Agreement—Conditions to consummation of the merger.”

Q:	Is consummation of the merger subject to any conditions besides shareholder approval?
A:
Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. See “Description of the Merger Agreement—Conditions to consummation of the merger.”

Q:	What happens if the merger is not consummated?
A:
Banner and Pacific Financial expect to consummate the merger in the third quarter of 2026. However, neither Banner nor Pacific Financial can assure you of when or if the merger will be consummated. Banner and Pacific Financial must first obtain the approval of Pacific Financial’s shareholders of the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions. If the merger is not consummated, Pacific Financial shareholders will not receive any consideration for their shares and will continue to be Pacific Financial shareholders. Each of Banner and Pacific Financial will remain independent companies. Under certain circumstances, Pacific Financial may be required to pay Banner a termination fee with respect to the termination of the merger agreement, as described under “Description of the Merger Agreement—Termination fee.”

Q:	Who can answer my questions?
A:
If you are a Pacific Financial shareholder and have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Pacific Financial Corporation 1216 Skyview Dr. Aberdeen, Washington 98520 (360) 537-4052	D.F. King & Co., Inc. 28 Liberty Street, Floor 53 New York, NY 10005 Call Toll Free: (866) 342-4884 Banks and Brokers Call Collect: 646-845-0147 Email: PFLC@dfking.com

SUMMARY
This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire proxy statement/prospectus carefully, including the Appendices and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference herein.
Information about Banner Corporation and Pacific Financial Corporation
Banner Corporation
10 S. First Avenue
Walla Walla, Washington 99362
(509) 527-3636
Banner Corporation is a bank holding company incorporated in the State of Washington which wholly owns one subsidiary bank, Banner Bank. Banner Bank is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of March 31, 2026, Banner had 135 branch offices and 15 loan production offices located in Washington, Oregon, California, Idaho, Utah and Nevada. Banner is subject to regulation by the Federal Reserve. Banner Bank is subject to regulation by the Washington State Department of Financial Institutions-Division of Banks (the “WDFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). As of March 31, 2026, Banner had total consolidated assets of $16.34 billion, total loans of $11.71 billion, total deposits of $13.84 billion and total shareholders’ equity of $1.97 billion.
Banner Bank is a regional bank that offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Banner Bank’s primary business is that of traditional banking institutions, accepting deposits and originating loans in locations surrounding its offices. Banner Bank is also an active participant in secondary loan markets, engaging in mortgage banking operations through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agriculture business loans, construction and land development loans, one- to four-family and multifamily residential loans, SBA loans and consumer loans.
Banner’s successful execution of its super community bank model and strategic initiatives has delivered solid core operating results and profitability over the last several years. Banner’s longer term strategic initiatives continue to focus on originating high quality assets and client acquisition, which Banner believes will continue to generate strong revenue while maintaining its moderate risk profile.
Banner common stock is listed on the Nasdaq Global Select Market under the ticker symbol “BANR.”
Pacific Financial Corporation
1216 Skyview Dr.
Aberdeen, Washington 98520
(360) 537-4052
Pacific Financial Corporation is a Washington corporation and the bank holding company for Bank of the Pacific, a state chartered and federally insured commercial bank that conducts business in western Washington and Oregon and operates 15 branches in the communities of Grays Harbor, Pacific, Thurston, Whatcom, Skagit, Clark and Wahkiakum counties in the State of Washington, and three branches in the communities of Clatsop and Clackamas counties in Oregon. Bank of the Pacific also operates loan production offices in the communities of Burlington, Washington and Salem, Oregon.
Bank of the Pacific offers banking products and services to small-to-medium sized businesses, professionals, individuals and public-sector entities. Lending products include commercial real estate loans, business and commercial loans, construction loans, SBA loans and working capital lines of credit as well as home equity and other consumer loans. Deposit products include personal and business checking, savings and money market accounts, health savings accounts, certificates of deposit and individual retirement accounts. In addition, Bank of the Pacific offers treasury management, merchant and online banking services.
As of March 31, 2026, Pacific Financial had total consolidated assets of $1.29 billion, total loans of $771.14 million, total deposits of $1.14 billion and total shareholders’ equity of $127.08 million.
Pacific Financial’s common stock is quoted on the OTCQX under the symbol “PFLC.”

The merger and the merger agreement (See pages 26 and 53)
Banner’s acquisition of Pacific Financial is governed by the merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Pacific Financial will be merged with and into Banner. The merger is anticipated to be consummated in the third quarter of 2026. Immediately following the consummation of the merger, Banner will merge Bank of the Pacific with and into Banner Bank, with Banner Bank as the surviving bank. At such time, Bank of the Pacific’s banking offices will become banking offices of Banner Bank.
The merger agreement is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.
What Pacific Financial shareholders will receive in the merger (See page 26)
If the merger is consummated, each share of Pacific Financial common stock issued and outstanding immediately prior to the effective time (other than shares held directly by Banner or any holder of Pacific Financial common stock who properly exercises dissenters’ rights) will be converted into the right to receive 0.2633 shares of Banner common stock, with cash paid in lieu of fractional shares.
Treatment of Pacific Financial RSUs and Options (See page 53)
Pacific Financial has granted stock options and RSUs as additional incentive compensation to various directors, executive officers, and other employees. As of June 11, 2026, Pacific Financial had 163,700 stock options and 58,255 RSUs outstanding. In connection with the merger, outstanding incentive awards will be treated as follows:
At the effective time of the merger, each Pacific Financial RSU award that is outstanding as of immediately prior to the effective time will fully vest and any restrictions or risk of forfeiture will lapse. The shares of Pacific Financial common stock issuable upon the vesting and settlement of the RSUs will be deemed to be issued and outstanding as of immediately prior to the effective time and will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. If any holder of a Pacific Financial stock option that may by its terms be exercised provides a notice of exercise to Pacific Financial on or before the Option Exercise Notice Deadline, Pacific Financial will issue shares of Pacific Financial common stock upon proper exercise of the Pacific Financial stock option in accordance with the terms of such stock option and relevant Pacific Financial plan. Each share of Pacific Financial common stock received upon proper exercise of a Pacific Financial stock option prior to the Option Exercise Notice Deadline will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. However, no exercise of a Pacific Financial stock option will be permitted if an option holder fails to provide notice of exercise to Pacific Financial by the Option Exercise Notice Deadline. At the effective time, each Pacific Financial stock option that is outstanding as of immediately prior to the effective time will fully vest and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the excess, if any, of (A) the product of the exchange ratio multiplied by the Banner Closing Stock Price, over (B) the applicable exercise price of such Pacific Financial stock option; and (ii) the number of shares of Pacific Financial common stock subject to such Pacific Financial stock option, less any required withholding taxes.
Material U.S. federal income tax consequences of the merger (See page 44)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and it is a condition to Banner’s and Pacific Financial’s obligations to consummate the merger that each of Ballard Spahr LLP (“Ballard Spahr”) and Miller Nash LLP (“Miller Nash”) have delivered opinions, dated as of the closing date, to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will not bind the Internal Revenue Service, which could take a different view. Banner and Pacific Financial have not sought, and will not seek, any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position.
Provided the merger qualifies as a reorganization for United States federal income tax purposes, Pacific Financial shareholders generally will not recognize any gain or loss upon the exchange of their Pacific Financial common stock for shares of Banner common stock, except with respect to cash received in lieu of fractional shares, if any.
Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax consequences of the merger to each Pacific Financial shareholder will depend on such Pacific Financial shareholder’s own situation and many variables not within the control of the parties. For these reasons, we strongly urge Pacific Financial shareholders to consult with their own tax advisors for a full understanding of the federal and any applicable state, local or other tax consequences of the merger to them.
Pacific Financial’s reasons for the merger; Board recommendation to Pacific Financial’s shareholders (See page 29)
The Pacific Financial Board believes that the merger agreement and merger are in the best interests of Pacific Financial and its shareholders. The Pacific Financial Board unanimously recommends that Pacific Financial shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.
Opinion of Pacific Financial’s financial advisor (See page 32)
At the April 30, 2026 meeting of the Pacific Financial Board, representatives of Piper Sandler & Co. (“Piper Sandler”) rendered Piper Sandler’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Pacific Financial Board dated April 30, 2026, to the effect that, as of such date, the per share merger consideration to be received by Pacific Financial shareholders in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.
The full text of the written opinion of Piper Sandler, dated April 30, 2026, which sets forth, among other things, the various procedures followed, assumptions made, matters considered, qualifications and limitations on the scope of the review undertaken, is attached as Appendix B to this proxy statement/prospectus. Piper Sandler provided its opinion for the information and assistance of the Pacific Financial Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the per share merger consideration to be received in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Pacific Financial common stock, as of April 30, 2026. The opinion of Piper Sandler did not address any other term or aspect of the merger agreement, or the transactions contemplated therein. The Piper Sandler opinion does not constitute a recommendation to the Pacific Financial Board, or to any Pacific Financial shareholder, as to how the Pacific Financial Board, such shareholder or any other person should vote with respect to the merger or any other matter.
Interests of officers and directors of Pacific Financial in the merger may be different from, or in addition to, yours (See page 47)
When you consider the Pacific Financial Board’s recommendation to vote in favor of the merger proposal, you should be aware that some of Pacific Financial’s directors and officers may have interests in the merger that are different from, or in addition to, your interests as Shareholders. The Pacific Financial Board was aware of such interests and took them into account in reaching its decisions to approve the merger agreement and to recommend the approval of the merger agreement to Pacific Financial shareholders. These interests are as follows:
•
the receipt of merger consideration due to the stock ownership of directors and executive officers. See “The Merger—Interests of certain persons in the merger—Stock Ownership” and “The Merger—Interests of certain persons in the merger—Treatment of Stock Options and Restricted Stock Units.”

•
payments due under the employment agreements between Pacific Financial and certain of its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Existing Employment Agreements.”

•
the President and Chief Executive Officer of Pacific Financial is expected to become an executive vice president of Banner Bank. See “The Merger—Interests of certain persons in the merger— Employment with Banner Bank.”

•
the continued indemnification, advancement of expenses and directors’ and officers’ insurance coverage of current Pacific Financial and Bank of the Pacific directors and officers following the merger. See “The Merger—Interests of certain persons in the merger—Indemnification and Insurance.”

The merger and the performance of the combined company are subject to a number of risks (See page 15)
There are a number of risks relating to the merger and to the businesses of Banner, Pacific Financial and the combined company following the merger. See the “Risk Factors” beginning on page 15 for a discussion of these and other risks relating to the merger. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 80.
Shareholder approval will be required to consummate the merger (See page 22)
Approval by Pacific Financial’s shareholders of the merger proposal at the special meeting is required to consummate the merger. The presence, virtually or by proxy, of a majority of the shares of Pacific Financial common stock entitled to vote is necessary to constitute a quorum for the special meeting. Broker non-votes are counted as present for the purposes of determining quorum. Each share of Pacific Financial common stock outstanding on the record date for the special meeting entitles its holder to one vote on the merger proposal and the adjournment proposal.
Approval of the merger proposal requires the affirmative vote, virtually or by proxy, of the holders of two-thirds of the outstanding shares of Pacific Financial common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the proposal to approve the merger agreement. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares for which votes are cast at the special meeting, virtually or by proxy. Abstentions, shares not voted and broker non-votes will have no effect on the adjournment proposal.
Consummation of the merger is subject to regulatory approvals (See page 46)
The merger cannot proceed without the parties obtaining all requisite regulatory approvals. Banner and Pacific Financial have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of Pacific Financial with and into Banner is generally subject to non-objection, or approval, of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), subject to waiver by the Federal Reserve under certain conditions. Banner filed a letter with the Federal Reserve on May 28, 2026, seeking a waiver of the application requirement for the merger of Pacific Financial with and into Banner as Banner believes such conditions are satisfied.
Immediately following the consummation of the merger, Banner will merge Bank of the Pacific with and into Banner Bank, with Banner Bank as the surviving bank. The bank merger is subject to the prior approval of the FDIC and the WDFI. Banner filed an application with the FDIC on May 28, 2026 seeking the necessary approval for the bank merger. The bank merger may not be consummated until 30 days after receipt of FDIC approval (unless the FDIC prescribes and the Attorney General concurs with a shorter 15-day period), during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC’s approval, unless a court specifically orders otherwise. Banner filed an application with the WDFI on May 28, 2026 seeking the necessary approval for the bank merger.
While neither Banner nor Pacific Financial know of any reason why the approval of any of the applications, or requests for waivers, would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger and the bank merger will be obtained or obtained in a timely manner.
Conditions to the merger (See page 61)
Closing Conditions for the Benefit of Banner. Banner’s obligations are subject to fulfillment of certain conditions, including, among others:
•	receipt of approval of the merger agreement from Pacific Financial shareholders holding two-thirds of the outstanding shares of common stock;
•
the absence of certain proceedings related to the merger, which would reasonably be expected by the Banner board to have a material adverse effect on the combined entity, and the absence of an injunction or law prohibiting the transaction;

•	receipt of all necessary regulatory approvals without any burdensome condition attached thereto;
•	Ballard Spahr will have issued its tax opinion to Banner;
•
Banner will have filed with the Nasdaq Global Select Market a notification form for the listing of all shares of Banner common stock to be delivered in the merger, and the Nasdaq Global Select Market will not have objected to the listing of such shares of Banner common stock;

•	all Pacific Financial transaction expenses will have been paid or accrued at closing;

•	the absence of any change that has had or would reasonably be expected to have a material adverse effect on Pacific Financial;
•
Pacific Financial’s adjusted equity (which excludes accumulated other comprehensive loss (or gain), intangible assets and merger costs of Pacific Financial) will be equal to or greater than $124,269,000, calculated 10 business days before closing and certified by Pacific Financial’s chief financial officer; and

•	the holders of less than 10% of Pacific Financial shares of common stock have exercised dissenters’ rights.
Closing Conditions for the Benefit of Pacific Financial. Pacific Financial’s obligations are subject to fulfillment of certain conditions, including, among others:
•	receipt of approval of the merger agreement from Pacific Financial shareholders holding two-thirds of the outstanding shares;
•
the absence of certain proceedings related to the merger, which would reasonably be expected by the Pacific Financial board to have a material adverse effect on the combined entity, and the absence of an injunction or law prohibiting the transaction;

•	receipt of all necessary regulatory approvals without any burdensome condition attached thereto;
•	Miller Nash will have issued its tax opinion to Pacific Financial;
•	Banner will have deposited shares to be issued with the exchange agent, and sufficient cash to pay for fractional shares;
•	Banner will have caused all shares of Banner common stock to be delivered in the merger to be listed on the Nasdaq Global Select Market at the effective time; and
•	the absence of any change that has had or would reasonably be expected to have a material adverse effect on Banner.
How the merger agreement may be terminated by Banner and Pacific Financial (See page 63)
Banner and Pacific Financial may mutually agree to terminate the merger agreement and abandon the merger at any time prior to closing. Subject to conditions and circumstances described in the merger agreement, either Banner or Pacific Financial may also terminate the merger agreement as follows:
•
by either party if the merger has not been consummated on or before April 30, 2027, the 12-month anniversary of the date of the merger agreement, unless the failure to close by such date is due to the breach of a covenant by the party seeking to terminate;

•
by either party if any governmental authority has enacted any final law or order making the merger illegal, permanently enjoining the merger, or otherwise permanently prohibiting the consummation of the merger, unless the law or order is due to a breach of the merger agreement by the party seeking to terminate;

•
by either party if any required governmental approval is denied by final action, or any application, filing or notice for a required governmental approval is withdrawn at the request or recommendation of the governmental authority; or

•
by either party if there is a breach by the other party that cannot be cured or has not been cured within 30 days after notice and such breach would entitle the non-breaching party to not consummate the transaction, provided the terminating party’s failure to perform its obligations is not the cause of such breach.

In addition, a particular party may terminate the merger agreement as follows:
•
by Banner if the Pacific Financial shareholders’ meeting (including any postponement or adjournment) shall have concluded with the vote on the merger agreement having been taken and without the requisite shareholder vote being obtained;

•	by Banner if:
○	the Pacific Financial Board:
•	withholds, withdraws, qualifies or adversely modifies its recommendation that Pacific Financial shareholders vote in favor of the merger agreement,

•	fails to make its recommendation that Pacific Financial shareholders vote in favor of the merger agreement in the proxy statement,
•	adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an alternative acquisition proposal,
•
fails to publicly, finally and without qualification (i) recommend against any alternative acquisition proposal or (i) reaffirm its recommendation that Pacific Financial shareholders vote in favor of the merger agreement, in each case within 10 business days after any request by Banner to do so, or

•	publicly proposes to do any of the foregoing; or
○	Pacific Financial breaches or fails to perform its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement;
•
by Banner, if the cost to discharge certain discovered real property encumbrances is greater than $3 million, or if the cost to cleanup or remedy certain discovered environmental issues on real property is greater than $3 million; or

•	by Pacific Financial if:
○	Pacific Financial has complied with its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement;
○
the Pacific Financial shareholders’ meeting (including any postponements or adjournments) has concluded with the vote on the merger agreement having been taken and without the requisite shareholder vote being obtained; and

○
prior to the Pacific Financial shareholders’ meeting, Pacific Financial received an alternative acquisition proposal that constitutes a superior proposal and the Pacific Financial Board has determined to enter into a definitive agreement for the superior proposal upon termination of the merger agreement, and enters such agreement concurrently with such termination, subject to certain rights of Banner to negotiate and match the terms of the superior proposal.

Termination fee may be payable under certain circumstances (See page 64)
Pacific Financial has agreed to pay Banner a termination fee of $6.3 million if the merger agreement is terminated under the following circumstances:
•	Banner terminates if:
○	the Pacific Financial Board:
•	withholds, withdraws, qualifies or adversely modifies its recommendation that Pacific Financial shareholders vote in favor of the merger agreement;
•	adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an alternative acquisition proposal;
•
fails to publicly, finally and without qualification (i) recommend against any alternative acquisition proposal or (ii) reaffirm its recommendation that Pacific Financial shareholders vote in favor of the merger agreement, in each case within 10 business days after any request by Banner to do so, or

•	publicly proposes to do any of the foregoing; or
○	Pacific Financial materially breaches or fails to perform its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement.
•	Pacific Financial terminates if:
○
Pacific Financial has complied with its obligations under Section 5.4 (Company Shareholders’ Meeting) (including with respect to any adjournment or postponement) and Section 5.8 (Acquisition Proposals) of the merger agreement;

○
the Pacific Financial shareholders’ meeting (including any postponements or adjournments thereof) has concluded with the shareholder vote having been taken and the Pacific Financial shareholders’ approval has not been obtained; and

○
prior to the Pacific Financial shareholders’ meeting, Pacific Financial received a superior proposal which did not result from a breach of Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement and the Pacific Financial Board has determined to enter into a definitive agreement providing for such superior proposal upon termination of the merger agreement and enters such agreement concurrently with such termination;

provided, however, Pacific Financial may not terminate the merger agreement pursuant to the above unless and until five business days have elapsed following the delivery to Banner of a written notice of such determination by the Pacific Financial Board and, during such five business day period, to the extent that Banner so requests, Pacific Financial and Banner cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the merger may be completed, and at the end of such five business day period, Pacific Financial continues, in good faith and after consultation with outside legal counsel and financial advisors (and after taking into account any adjustment or modification of the terms of the merger agreement proposed by Banner and delivered to Pacific Financial in writing), to believe that a superior proposal continues to exist;
•
If, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Pacific Financial or has been made directly to its shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Pacific Financial, and

○	thereafter the merger agreement is terminated:
•
by either Banner or Pacific Financial pursuant to Section 10.1(b) of the merger agreement (relating to either party’s termination right after the 12-month anniversary of the date of the merger agreement) (if the Pacific Financial shareholder approval has not theretofore been obtained but all other Pacific Financial conditions set forth in the merger agreement had been satisfied or were capable of being satisfied prior to such termination);

•	by Banner pursuant to Section 10.1(e) of the merger agreement (relating to Banner’s termination right if the Pacific Financial shareholder approval is not obtained); or
•	by Banner pursuant to Section 10.1(g) of the merger agreement (relating to Banner’s termination right if Pacific Financial breaches) as a result of a material breach, and
•	within 12 months after such termination Pacific Financial enters into a definitive written agreement with respect to such acquisition proposal.
Voting and support agreement (See page 54)
On April 30, 2026, Banner, Pacific Financial and the directors and executive officers of Pacific Financial, as well as a former Pacific Financial director who retired on April 23, 2026, in their capacities as shareholders of Pacific Financial, entered into a voting and support agreement. Under the voting and support agreement, the Pacific Financial directors and executive officers have agreed to vote all of their shares of Pacific Financial common stock in favor of the merger agreement. The voting and support agreement covers 1,269,358 shares, or approximately 12.7% of Pacific Financial’s outstanding shares of common stock as of the record date for the special meeting. This voting and support agreement terminates if the merger agreement is terminated in accordance with its terms, or the favorable vote of Pacific Financial shareholders with respect to approval of the merger agreement. A copy of voting and support agreement is attached as Exhibit A to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.
Accounting treatment of the merger (See page 44)
For accounting and financial reporting purposes, the merger will be accounted for as an acquisition of Pacific Financial by Banner under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States (“GAAP”). Banner will be treated as the acquiror for accounting purposes.

Certain differences in Banner shareholder rights and Pacific Financial shareholder rights (See page 73)
Because they will receive Banner common stock, Pacific Financial shareholders will become Banner shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Banner’s articles of incorporation and bylaws and Washington law. The rights of Banner shareholders are different in certain respects from the rights of Pacific Financial’s shareholders. The material differences are described later in this proxy statement/prospectus.
Banner shares will be listed on Nasdaq (See page 65)
The shares of Banner common stock to be issued pursuant to the merger will be listed on Nasdaq under the symbol “BANR.”

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” in the forepart of this proxy statement/prospectus and the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Risks Relating to the Merger
The value of the merger consideration will fluctuate based on the trading price of Banner common stock.
The exchange ratio determining the number of shares of Banner common stock to be issued in the merger in exchange for each share of Pacific Financial common stock is fixed. The exchange ratio will not adjust based on the trading price of Banner common stock, and the market value of those shares may vary from the closing price of Banner common stock on the date the merger was announced, on the date that this document was mailed to Pacific Financial shareholders, on the date of the special meeting, on the date the merger is consummated and thereafter. Any change in the market price of Banner common stock prior to consummation of the merger will affect the amount of and the market value of the merger consideration that Pacific Financial shareholders will receive upon consummation of the merger. Accordingly, at the time of the special meeting, shareholders will not know or be able to calculate with certainty the market value of the Banner common stock to be issued to Pacific Financial shareholders upon consummation of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Banner’s or Pacific Financial’s control. You should obtain current market quotations of both Banner common stock and Pacific Financial common stock before you vote.
The market price of Banner common stock after the merger may be affected by factors different from those affecting the shares of Pacific Financial or Banner currently.
Upon consummation of the merger, holders of Pacific Financial common stock will become holders of Banner common stock. Banner’s business differs in important respects from that of Pacific Financial. Accordingly, the results of operations of the combined company and the market price of Banner common stock after the consummation of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Banner and Pacific Financial. For a discussion of Banner’s business and markets and some important factors to consider in connection with its business, please see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”
Issuance of shares of Banner common stock pursuant to the merger agreement may adversely affect the market price of Banner common stock.
Pursuant to the merger agreement and based on the number of outstanding shares of Pacific Financial common stock and Pacific Financial RSU awards as of June 11, 2026, Banner expects to issue approximately 2,654,957 shares of its common stock in the merger, excluding the additional shares of Banner common stock that may be issued in the merger to holders of Pacific Financial stock options that properly exercise their stock options in accordance with the merger agreement. The dilution caused by the issuance of a large number of new shares of Banner common stock may result in fluctuations in the market price of Banner common stock, including a potential stock price decrease.
Pacific Financial shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Pacific Financial shareholders currently have the right to vote in the election of the Pacific Financial Board and on other matters requiring shareholder approval under Washington law and Pacific Financial’s articles of incorporation and bylaws. Upon the consummation of the merger, each Pacific Financial shareholder will become a shareholder of Banner with a percentage ownership of Banner that is smaller than such shareholder’s current percentage ownership of Pacific Financial.
Based on the number of outstanding shares of Pacific Financial common stock and Pacific Financial RSU awards as of June 11, 2026, Banner expects to issue approximately 2,654,957 shares of its common stock in the merger, excluding the additional shares of Banner common stock that may be issued in the merger to holders of Pacific Financial stock options that properly exercise their stock options in accordance with the merger agreement. After the merger is consummated, if Banner issues 2,654,957 shares in the merger, we expect that current Banner shareholders will own approximately 93% of the outstanding shares of common stock of the combined company, and current Pacific Financial shareholders will own approximately 7% of the outstanding shares of common stock of the combined company (without giving effect to any Banner common stock held by Pacific Financial shareholders prior to the merger). Because of this, current Pacific Financial shareholders, as a group, will have significantly less influence on the board of directors, management and policies of Banner (as the combined company following the merger) than they now have on the board of directors, management and policies of Pacific Financial.
Because Pacific Financial common stock is quoted on the over-the-counter (“OTC”) market, it may be more difficult for Pacific Financial shareholders to determine how the fair value of Pacific Financial common stock compares with the value of the per share merger consideration.
Pacific Financial common stock is quoted on the OTCQX market maintained by OTC Market Groups, Inc., under the symbol “PFLC.” Pacific Financial’s common stock has traded in limited trading volumes compared to active exchange-listed stocks and its trading history may not be representative of the prices at which Pacific Financial common stock would trade on a more active market. Over-the-counter market quotations reflect inter-dealer pricing without retail markup, markdown or commissions, and may not reflect actual transactions. As a result, it may be more difficult for Pacific Financial shareholders to determine how the value of the per share merger consideration compares to the market price of Pacific Financial common stock. Pacific Financial shareholders are encouraged to review the discussion of the Pacific Financial Board’s valuation analysis and the opinion of Pacific Financial’s financial advisor described in “The Merger—Opinion of Pacific Financial’s financial advisor” in evaluating the fairness of the per share merger consideration.
Banner may fail to realize the anticipated benefits of the merger.
Banner and Pacific Financial have operated and, until the consummation of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, Banner’s ability to combine the businesses of Banner and Pacific Financial in a manner that permits growth opportunities, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies, and does not materially disrupt the existing customer relationships of Banner or Pacific Financial nor result in decreased revenues due to loss of customers. If Banner is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving corporation’s business, financial condition, operating results, prospects and stock price.
While individuals employed by Pacific Financial or Bank of the Pacific immediately prior to the effective time will automatically become employees of Banner or Banner Bank following the merger, certain employees may not be retained by Banner after the merger. In addition, certain employees that Banner wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Banner’s or Pacific Financial’s ongoing businesses or cause differences in standards, controls, procedures and policies that adversely affect the ability of Banner or Pacific Financial to maintain relationships with customers and employees or to achieve the anticipated benefits and cost savings of the merger.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.
Before the transactions contemplated in the merger agreement can be consummated, various approvals must be obtained from the banking regulators and other governmental authorities. In deciding whether to grant regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse condition or development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals, or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or may place restrictions on the conduct of the combined company’s business.

Banner and Pacific Financial believe that the merger should not raise significant regulatory concerns, and that the parties will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties’ commitments to use their reasonable best efforts to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, Banner and Pacific Financial will not be required to consummate the merger if any such approvals would contain or result in or would reasonably be expected to result in, the imposition of a “Burdensome Condition” on Banner. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions, or that such conditions, terms, obligations or restrictions will not have the effect of delaying the consummation of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, neither Banner nor Pacific Financial can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. The consummation of the merger is further conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the consummation of the merger.
The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.
The merger agreement is subject to a number of conditions which must be fulfilled in order to consummate the merger. Those conditions include, among other things: approval of the merger agreement by Pacific Financial shareholders; receipt of certain requisite regulatory approvals; absence of orders prohibiting consummation of the merger; effectiveness of the registration statement of which this proxy statement/prospectus is a part; listing of Banner common stock on Nasdaq; the accuracy of the representations and warranties by both parties set forth in the merger agreement; the performance by both parties of their covenants and agreements as set forth in the merger agreement; and the receipt by both parties of legal opinions from their respective tax counsels. In addition, it is a condition to Banner’s obligations under the merger agreement that Pacific Financial’s adjusted equity (which excludes accumulated other comprehensive loss (or gain), intangible assets and merger costs of Pacific Financial) will be equal to or greater than $124,269,000, calculated 10 business days before closing and certified by Pacific Financial’s chief financial officer, and that holders of less than 10% of Pacific Financial shares of common stock have exercised dissenters’ rights. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after receipt of Pacific Financial shareholder approval, or Banner or Pacific Financial may elect to terminate the merger agreement in certain other circumstances.
Termination of the merger agreement could negatively impact Pacific Financial.
If the merger is not consummated for any reason, including as a result of Pacific Financial’s shareholders failing to approve the merger proposal or the failure of the parties to satisfy any other condition of the merger agreement, the ongoing business of Pacific Financial may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Pacific Financial would be subject to a number of risks, including the following:
•	Pacific Financial may experience negative reactions from its customers, vendors and employees;
•	Pacific Financial will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is consummated;
•
the merger agreement places certain restrictions on the conduct of Pacific Financial’s business prior to consummation of the merger. Such restrictions, the waiver of which is subject to the consent of the other party (not to be unreasonably withheld, conditioned or delayed), may prevent Pacific Financial from taking certain specified actions during the pendency of the merger; and

•
matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Pacific Financial’s management team, which would otherwise have been devoted to other opportunities that may have been beneficial to Pacific Financial as an independent company.

If the merger agreement is terminated and the Pacific Financial Board seeks another merger or business combination, Pacific Financial shareholders cannot be certain that Pacific Financial will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Banner has agreed to provide in the merger, or that such other merger or business combination will be consummated. Additionally, if the merger agreement is terminated under certain circumstances, Pacific Financial may be required to pay a termination fee to Banner of $6.3 million.

Pacific Financial will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Pacific Financial and, consequently, on Banner if the merger is completed. These uncertainties may impair Pacific Financial’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Pacific Financial to seek to change existing business relationships with Pacific Financial. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Banner’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Pacific Financial from making certain transactions and taking other specified actions without the consent of Banner until the merger occurs. These restrictions may prevent Pacific Financial from pursuing attractive business opportunities that may arise prior to the consummation of the merger.
Pacific Financial directors and officers may have interests in the merger different from the interests of Pacific Financial shareholders.
The interests of some of the directors and executive officers of Pacific Financial may be different from those of Pacific Financial’s shareholders, and directors and officers of Pacific Financial may be participants in arrangements that are different from, or are in addition to, those of Pacific Financial’s shareholders. The members of the Pacific Financial Board knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that holders of Pacific Financial common stock vote in favor of approving the merger agreement. Such interests include, among others:
•
payments due under the employment agreements between Pacific Financial and certain of its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Existing Employment Agreements.”

•
the President and Chief Executive Officer of Pacific Financial is expected to become an executive vice president of Banner Bank. See “The Merger—Interests of certain persons in the merger— Employment with Banner Bank.”

•
the rights to indemnification, advancement of expenses and continued directors’ and officers’ insurance coverage of current Pacific Financial and Bank of the Pacific directors and officers following the merger. See “The Merger—Interests of certain persons in the merger—Indemnification and Insurance.”

These interests are more fully described in this proxy statement/prospectus under the heading “The Merger—Interests of certain persons in the merger.”
The merger agreement contains provisions that may discourage other companies from trying to acquire Pacific Financial for greater merger consideration.
The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Pacific Financial that might result in greater value to Pacific Financial’s shareholders than the proposed merger with Banner, or that may result in a potential competing acquiror proposing to pay a lower per share price to acquire Pacific Financial than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Pacific Financial from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by the Pacific Financial Board, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, Pacific Financial may be required to pay Banner a termination fee of $6.3 million upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See “Description of the Merger Agreement—Termination” and “Description of the Merger Agreement—Termination fee.”
The opinion of Pacific Financial’s financial advisor will not reflect changes in circumstances after the date thereof.
Pacific Financial obtained an opinion from its financial advisor, Piper Sandler, to the effect that the per share merger consideration to be received in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Pacific Financial common stock, as of April 30, 2026. Pacific Financial has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Banner or Pacific Financial, general market and economic conditions and other factors that may be beyond the control of Banner or Pacific Financial, may significantly alter the value of Pacific Financial, the price of the Banner common stock to be issued to Pacific Financial shareholders pursuant to the merger agreement or the price of Pacific Financial common stock by the time the merger is consummated. The opinion of Pacific Financial’s financial advisor does not speak as of the time the merger will be consummated, or as of any date other than the date of such opinion. Because Pacific Financial currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the per share merger consideration from a financial point of view, to the holders of Pacific Financial common stock, at the time the merger is consummated.
Banner and Pacific Financial will incur transaction and integration costs in connection with the merger.
Each of Banner and Pacific Financial has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. In addition, Banner will incur integration costs, some of which may not be anticipated, following the consummation of the merger as Banner integrates the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs, all of which may affect the total amount or timing of Banner’s integration costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Banner and Pacific Financial may also incur additional costs to retain key employees or in connection with severance. Banner and Pacific Financial will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, regulatory filing fees, printing and mailing fees, and other costs associated with the merger.
The shares of Banner common stock to be received by Pacific Financial shareholders as a result of the merger will have different rights from the shares of Pacific Financial common stock.
Upon consummation of the merger, Pacific Financial shareholders will become Banner shareholders. While their rights as shareholders will continue to be governed by the WBCA, their rights will also become governed by Banner’s articles of incorporation and bylaws. The rights associated with Pacific Financial common stock are different from the rights associated with Banner common stock. Please see “Comparison of Rights of Banner Shareholders and Pacific Financial Shareholders” for a discussion of the different rights associated with Banner common stock.
Litigation may be filed against Banner or Pacific Financial (or their respective boards of directors) that could prevent or delay the consummation of the merger or result in the payment of damages or settlement costs, whether before, or following consummation of, the merger.
It is possible that, in connection with the merger, shareholders may file demands or putative class action lawsuits against Banner or Pacific Financial (or their respective boards of directors). Among other remedies, these shareholders could seek financial damages or to enjoin the merger. The outcome of any such litigation is uncertain. Additionally, one of the conditions to the closing of the merger is that there must be no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement and there must be no order, injunction or decree that prohibits or makes illegal consummation of the merger. If a dismissal is not granted or a settlement is not reached and any plaintiff were successful in obtaining an injunction prohibiting Banner or Pacific Financial from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Banner or Pacific Financial, including any cost associated with the indemnification of directors and officers of each company. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows and the market price of the combined company.
The merger may have adverse tax consequences.
Banner and Pacific Financial have not sought, and will not seek, any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each holder of Pacific Financial common stock that expected the tax-deferred reorganization rules of IRC Section 368(a) to apply, generally would recognize a gain or loss, as applicable, equal to the difference between such holder’s adjusted tax basis in each share of Pacific Financial common stock surrendered and the sum of the fair value of Banner common stock received in exchange for that share upon consummation of the merger. Because Pacific Financial shareholders will not receive cash in exchange for their shares of Pacific Financial common stock, they may need to use cash from other sources or may be required to sell their Banner common stock received in the merger to satisfy the resulting tax liability. See “The Merger—Material U.S. federal income tax consequences of the merger.”
Risks Relating to Banner and its Business
You should read and consider the risk factors specific to Banner’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Banner’s Annual Report on Form 10-K for the year ended December 31, 2025, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Banner and Pacific Financial and certain plans, expectations, goals, projections and benefits relating to the proposed merger between Banner and Pacific Financial, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature.
Examples of forward-looking statements include, among others, statements Banner and Pacific Financial make regarding the ability of Banner and Pacific Financial to consummate the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the merger, statements about the expected timing for completing the merger, the potential effects of the proposed merger on both Banner and Pacific Financial, the possibility of any termination of the merger agreement, projected growth, anticipated future financial performance, financial condition, or credit quality, Banner’s and Pacific Financial’s respective managements’ long-term performance goals and the future prospects of the combined company.
Forward-looking statements are not historical facts but instead express only Banner’s or Pacific Financial’s management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Banner with the SEC, risks and uncertainties for Banner, Pacific Financial and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the business of Pacific Financial may not be integrated with Banner’s business successfully or such integration may be more difficult, time-consuming or costly than expected; (2) any of the anticipated benefits of the proposed merger may not be realized or may not be realized within the expected time period; (3) customer and employee relationships and business operations may be disrupted by the merger or the announcement of the merger, and the parties may be challenged in retaining key relationships both during the pendency of the merger and following the completion of the merger if it occurs; (4) the parties may not meet expectations regarding the timing of the proposed merger; (5) required regulatory approvals or the approval of Pacific Financial shareholders may not be obtained or such approvals may be more difficult, time-consuming or costly than expected; (6) there may be challenges in satisfying the other conditions to completion of the merger or the merger may fail to close for any other reason; (7) management’s attention may be diverted from ongoing business operations and opportunities due to the proposed merger; and (8) there may be potential negative impacts caused by the dilution resulting from Banner’s issuance of shares of Banner common stock in connection with the merger. Further information regarding Banner, Pacific Financial and factors which could affect the forward-looking statements contained herein can be found in the section entitled “Risk Factors.”
Also, please refer to Banner’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on February 25, 2026, as well as Banner’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Banner’s filings with the SEC are incorporated by reference into this proxy statement/prospectus as described in the section entitled “Where You Can Find More Information.”
Any forward-looking statement included in this proxy statement/prospectus is based only on information available to management and speaks only as of the date of this proxy statement/prospectus. Unless required by law, neither Banner nor Pacific Financial undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

INFORMATION ABOUT THE SPECIAL MEETING OF PACIFIC SHAREHOLDERS
Purpose
Pacific Financial shareholders are receiving this proxy statement/prospectus because, at the close of business on June 11, 2026, the record date for the special meeting of Pacific Financial’s Shareholders to be held at 10:00 a.m. Pacific Time on Wednesday, August 12, 2026, they owned shares of the common stock of Pacific Financial, and the Pacific Financial Board is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. The special meeting can be accessed virtually only, via live webcast.
To participate in the special meeting, registered shareholders will need the control number on their proxy card and all other shareholders will need to follow the instructions that accompanied their proxy statement/prospectus.
Pacific Financial began to mail copies of this proxy statement/prospectus to holders of Pacific Financial common stock on June 18, 2026, which included a proxy card for use at the special meeting and at any adjournment(s) of the special meeting.
At the special meeting, the Pacific Financial Board will ask you to vote upon the following proposals:
•	to approve the merger agreement; and
•	to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement.
When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you participate in the special meeting. Even if you plan to participate in the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not participate in and cast your vote at the special meeting, the effect will be a vote against the merger agreement.
Record date, quorum and vote required
The record date for the special meeting is June 11, 2026. Pacific Financial’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 10,025,137 shares of Pacific Financial common stock outstanding and entitled to vote at the special meeting. The outstanding shares are held by approximately 712 holders of record.
The presence, virtually or by proxy, of a majority of the shares of Pacific Financial common stock entitled to vote on the merger agreement is necessary to constitute a quorum for the special meeting. Each share of Pacific Financial common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.
To determine the presence of a quorum for the special meeting, Pacific Financial will also count as present the shares of Pacific Financial common stock present virtually at the special meeting but not voting, and the shares of Pacific Financial common stock for which Pacific Financial has received proxies but with respect to which the holders of such shares have voted “Abstain” or signed without providing instructions. Broker non-votes also are counted as present for the purposes of determining quorum. Based on the number of shares of Pacific Financial common stock outstanding as of the record date, at least 5,012,569 shares of Pacific Financial common stock must be present at the special meeting, whether virtually or by proxy, to constitute a quorum.
Approval of the merger proposal requires the affirmative vote, virtually or by proxy, of the holders of two-thirds of the outstanding shares of Pacific Financial common stock. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares for which votes are cast at the special meeting, virtually or by proxy. Abstentions, shares not voted and broker non-votes will have no effect on the adjournment proposal.
As of the record date for the special meeting, Pacific Financial’s directors and executive officers owned, in the aggregate, a total of 1,235,877 shares, or approximately 12.3% of the outstanding shares, of Pacific Financial common stock. These individuals, as well as a former Pacific Financial director who retired on April 23, 2026, have entered into a voting and support agreement with Banner and Pacific Financial under which they have agreed that they will vote their shares of Pacific Financial common stock in favor of the merger agreement. The voting and support agreement covers 1,269,358 shares, or approximately 12.7% of Pacific Financial’s outstanding shares of common stock as of the record date for the special meeting.
For more information regarding the voting and support agreement, see “Description of the Merger Agreement—Voting and Support Agreement” beginning on page 54. For more information regarding the interests of Pacific Financial’s directors and executive officers in the merger agreement and the transactions contemplated therein, see “The Merger—Interests of certain persons in the merger” beginning on page 47 and “Beneficial Ownership of Pacific Financial Common Stock by Management and Principal Shareholders of Pacific Financial” beginning on page 68.
Dissenters’ rights
Under Washington law, Pacific Financial shareholders are entitled to assert dissenters’ rights with respect to the merger proposal. These dissenters’ rights are conditioned on strict compliance with the requirements of Subchapter 13 of the WBCA. Please see “The Merger—Pacific Financial shareholder dissenters’ rights,” beginning on page 49, and the full text of Subchapter 13 of the WBCA, which is reproduced in full in Appendix C to this proxy statement/prospectus, for additional information.
How to vote your shares
After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote by a method described on your proxy card or voting instruction form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter brought before the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Pacific Financial Board recommends and will be voted “FOR” the merger proposal and “FOR” the adjournment proposal. If you do not vote your shares as instructed on the proxy card, or if you do not participate in and cast your vote at the special meeting, the effect will be a vote against the merger agreement. Although you may vote by mail, we ask that you vote instead by Internet or telephone. You may vote by telephone by calling the toll-free number specified on your proxy card or vote by Internet by accessing the website specified on your proxy card and by following the preprinted instructions on the proxy card. The giving of a proxy by either of these means will not affect your right to vote virtually if you decide to participate in the special meeting.
You should not send any stock certificates with your proxy card. If the merger is approved, you will receive instructions for exchanging your stock certificates after the merger has been consummated.
Shares held in “street name”
If you hold shares in “street name” with a bank, broker or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by shareholders. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal but will not affect the adjournment proposal.
If your shares are registered in the name of your bank, broker or other fiduciary, you are the “beneficial owner” of those shares, and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name or your bank, broker or other fiduciary, you should have received a proxy card and voting instructions with these proxy materials from that organization, rather than directly from Banner or Equiniti. Please follow the instructions on the proxy card provided by your bank, broker or other fiduciary to complete and mail the proxy card to ensure that your vote is counted. You may also be eligible to vote your shares held in “street name” electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank, broker or other fiduciary does not offer Internet or telephone voting, please complete and return your proxy card pursuant to the instructions on the proxy card provided by your bank, broker or other fiduciary.
To participate in the special meeting, registered shareholders will need the control number on their proxy card and all other shareholders will need to follow the instructions that accompanied their proxy statement/prospectus.

Who can answer questions about voting your shares
If you have any questions about the merger or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus, please contact Pacific Financial’s Corporate Secretary, 1216 Skyview Dr., Aberdeen, Washington, 98520 or by calling (360) 537-4052, or D.F. King, Pacific Financial’s proxy solicitor, by calling toll-free at (866) 342-4884, or for banks and brokers, collect at (646) 845-0147, or by email at PFLC@dfking.com.
Revocability of proxies
You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must either advise the Corporate Secretary of Pacific Financial in writing before your Pacific Financial common stock has been voted at the special meeting, deliver a later dated proxy, granting a subsequent proxy by telephone or through the Internet, or participate in the special meeting and vote your shares electronically during the special meeting. Attendance at the special meeting will not in itself constitute revocation of your proxy.
All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Pacific Financial Corporation, Attn: Corporate Secretary, 1216 Skyview Dr., Aberdeen, Washington, 98520. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Proxy solicitation
Pacific Financial will pay the costs associated with the solicitation of proxies for the special meeting. Pacific Financial will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Pacific Financial common stock. In addition to the solicitation of proxies by mail, directors, officers and employees of Pacific Financial may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.
On behalf of the Pacific Financial Board, Pacific Financial has engaged D.F. King, a proxy solicitation firm, to solicit proxies for the special meeting. D.F. King will be paid a fixed fee of approximately $18,000, and be reimbursed out-of-pocket expenses for its services. Pacific Financial has also agreed to indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses.

THE SPECIAL MEETING PROPOSALS

Proposal 1 – Approval of the Merger Agreement
At the special meeting, shareholders of Pacific Financial will be asked to approve the merger agreement, pursuant to which Pacific Financial will merge with and into Banner. Shareholders of Pacific Financial should read this proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.
For the reasons discussed in this proxy statement/prospectus, the Pacific Financial Board unanimously determined that the merger agreement and the transactions contemplated therein are in the best interests of Pacific Financial and its shareholders, and unanimously approved the merger agreement. The Pacific Financial Board unanimously recommends that Pacific Financial shareholders vote “FOR” the merger proposal.
Proposal 2 – Adjournment of the Special Meeting
If, at the special meeting, the number of shares of Pacific Financial common stock cast in favor of the merger agreement is insufficient to approve the merger proposal, Pacific Financial intends to move to adjourn the special meeting in order to enable the Pacific Financial Board to solicit additional proxies for approval of the merger proposal. In this proposal, Pacific Financial is asking its shareholders to authorize the holder of any proxy solicited by the Pacific Financial Board, on a discretionary basis, to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies.
The Pacific Financial Board unanimously recommends a vote “FOR” the adjournment proposal.

THE MERGER
This section of the proxy statement/prospectus describes material aspects of the merger. While Banner and Pacific Financial believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Appendices and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger. The merger agreement attached hereto as Appendix A, not this summary, is the legal document which governs the merger.
General
The Pacific Financial Board is using this proxy statement/prospectus to solicit proxies from the holders of Pacific Financial common stock for use at the special meeting of shareholders, at which Pacific Financial shareholders as of the record date will be asked to approve the merger agreement. When the merger is consummated, Pacific Financial will merge with and into Banner and will cease to exist. The merger is anticipated to be consummated in the third quarter of 2026. Immediately following the consummation of the merger, Banner will merge Bank of the Pacific with and into Banner Bank, with Banner Bank as the surviving bank. At such time, Bank of the Pacific’s banking offices will become banking offices of Banner Bank.
If the merger is consummated, each share of Pacific Financial common stock issued and outstanding immediately prior to the effective time (other than shares held directly by Banner or any holder of Pacific Financial common stock who properly exercises dissenters’ rights) will be converted into the right to receive 0.2633 shares of Banner common stock, with cash paid in lieu of fractional shares. The amount of cash paid in lieu of fractional shares will be based on the “Banner Closing Stock Price,” which is the average closing price per share of Banner common stock as reported on the Nasdaq Global Select Market for the 15 consecutive trading days immediately preceding the closing date.
If any holder of a Pacific Financial stock option that may by its terms be exercised provides a notice of exercise to Pacific Financial on or before the 30th calendar day prior to the effective time (such date, the “Option Exercise Notice Deadline”), Pacific Financial will issue shares of Pacific Financial common stock upon proper exercise of the Pacific Financial stock option in accordance with the terms of the such stock option and relevant Pacific Financial stock plan. Each share of Pacific Financial Common Stock received upon proper exercise of a Pacific Financial stock option prior to the Option Exercise Notice Deadline will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. However, no exercise of a Pacific Financial stock option will be permitted if an option holder fails to provide notice of exercise to Pacific Financial by the Option Exercise Notice Deadline.
At the effective time, each Pacific Financial stock option that is outstanding as of immediately prior to the effective time will fully vest and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the excess, if any, of (A) the product of the exchange ratio multiplied by the Banner Closing Stock Price over (B) the applicable exercise price of such Pacific Financial stock option; and (ii) the number of shares of Pacific Financial common stock subject to such Pacific Financial stock option, less any required withholding taxes.
At the effective time, each Pacific Financial restricted stock unit (“RSU”) award that is outstanding as of immediately prior to the effective time will fully vest and any restrictions or risk of forfeiture will lapse. The shares of Pacific Financial common stock issuable upon the vesting and settlement of the Pacific Financial RSUs will be deemed to be issued and outstanding as of immediately prior to the effective time and will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time.
As of June 11, 2026, Pacific Financial had outstanding 10,025,137 shares of Pacific Financial common stock, 163,700 stock options and 58,255 RSUs. Based on the number of outstanding shares of Pacific Financial common stock and RSU awards as of June 11, 2026, Banner expects to issue approximately 2,654,957 shares of its common stock in the merger, excluding the additional shares of Banner common stock that may be issued in the merger to holders of Pacific Financial stock options that properly exercise their stock options in accordance with the merger agreement.
If the merger is consummated, based on the number of issued and outstanding shares of Banner common stock and shares of Pacific Financial common stock and RSU awards on June 11, 2026, we expect that Banner shareholders will own approximately 93%, and current Pacific Financial shareholders will own approximately 7%, of the outstanding shares of common stock of the combined company.

Background of the merger
As part of the ongoing consideration and evaluation of its long-term prospects and strategies, Pacific Financial’s board of directors (which we refer to in this section as the “Pacific Financial Board”) and Pacific Financial’s senior management team have regularly reviewed and assessed Pacific Financial’s business strategies and objectives, including consideration of opportunities for strategic growth, whether through internal initiatives or through strategic transactions, as part of their continuous effort to grow Pacific Financial, enhance value for Pacific Financial shareholders, and deliver high quality products and services to Pacific Financial’s customers and communities. These periodic reviews have considered, among other things, developments and prospects affecting the financial services industry, in the regulatory environment, in the markets in which Pacific Financial operates and the economy overall, and in financial markets, and the implications of such developments for financial institutions generally and for Pacific Financial in particular. These reviews have also included assessments of the financial services industry, including the effects of changes in the competitive landscape and ongoing consolidation and the benefits and risks to Pacific Financial and its shareholders of strategic combinations with other banks compared to the benefits and risks of remaining independent.
In late September 2025, the Pacific Financial Board held its annual strategic planning meeting. Representatives of Piper Sandler were invited to present at the meeting regarding developments in the banking industry, an analysis of Pacific Financial’s stand-alone opportunities and value, an assessment of the merger and acquisition (referred to as, “M&A”) opportunities available to Pacific Financial, and an evaluation of the potential financial and strategic impacts of such combinations. Among other things, the meeting discussion included: (i) over the past 10 years Pacific Financial’s profitability has generally been in-line with the industry, while loan and deposit growth has generally been lower than other peer banks, (ii) looking forward, Pacific Financial has a stand-alone financial plan that is expected to grow the business and create value for Pacific Financial shareholders but its relatively small market capitalization and limited stock trading liquidity may continue to constrain Pacific Financial’s stock valuation and strategic opportunities, and (iii) an assessment that the pool of potential M&A partners (whether as targets for M&A, or as candidates to acquire Pacific Financial by merger) is small, has been declining, and is likely to continue to decline.
At the request of the Pacific Financial Board, in October 2025 Piper Sandler provided Pacific Financial with an overview of the M&A process as part of deliberations by the Pacific Financial Board and management team.
In December 2025, the Pacific Financial Board invited representatives of Piper Sandler to present at the Pacific Financial Board’s December board meeting and provide a more detailed financial and strategic analysis of Pacific Financial’s alternatives with regards to a potential acquisition of the company by merger as compared to continued independence, with a particular focus on the anticipated impacts to Pacific Financial shareholder value. Among other things, the meeting discussion included: (i) a review of Pacific Financial’s stand-alone projections and the estimated shareholder value outcomes that could reasonably be expected, (ii) an assessment of the most likely acquirors of Pacific Financial and the potential transaction values and deal terms that might be realized in a merger process, and (iii) a discussion of the process and timing of pursuing the potential acquisition of Pacific Financial by merger, along with the potential associated risks and steps that could be taken to mitigate the risks associated with the process. Following Piper Sandler’s presentation, Piper Sandler representatives left the meeting and the Pacific Financial Board discussed the potential benefits and risks associated with pursuing a merger transaction, including anticipated impacts on shareholders, customers, and employees. The Pacific Financial Board further engaged in discussion regarding valuation expectations, potential acquirors, potential transaction structure, and the pros and cons of engaging Piper Sandler to solicit proposals for a merger transaction from potentially interested parties. After extensive discussion, the Pacific Financial Board voted to proceed with a targeted process to solicit proposals for an acquisition by merger.
Following the meeting, Pacific Financial contacted Piper Sandler and expressed its interest in engaging Piper Sandler to assist Pacific Financial in pursuing a targeted solicitation of interest in acquiring the company by merger by marketing the opportunity to a selected group of potential buyers.
From late December 2025 to late January 2026, representatives of Piper Sandler conducted preliminary due diligence on Pacific Financial and with the help of Pacific Financial executive management, prepared to market Pacific Financial to a selected group of potential acquirors, as directed by the Pacific Financial Board.
On January 29, 2026, at the direction of Pacific Financial, representatives of Piper Sandler began contacting five potential merger partners. Of the five parties contacted, one indicated it had no interest in pursuing an opportunity in the geographic region in which Pacific Financial operates and four, including Banner, executed a nondisclosure agreement, undertook preliminary due diligence, and held an exploratory meeting with Pacific Financial management. The form of nondisclosure agreement did not contain a standstill or similar provision.
By March 5, 2026, Pacific Financial received three non-binding indications of interest, each of which outlined the terms on which the potential acquiror would be willing to proceed with the acquisition of Pacific Financial. Also, around this time, one of the parties who executed the nondisclosure agreement informed Pacific Financial that they would not be making an acquisition proposal.
On March 10, 2026, the Pacific Financial Board held a special meeting in person to review the three non-binding indications of interest. At the meeting, representatives of Miller Nash, Pacific Financial’s outside legal counsel, provided the Pacific Financial Board an overview of their fiduciary duties and related matters. Also at the meeting, representatives of Piper Sandler walked the Pacific Financial Board through a thorough analysis of the three proposals. The Banner proposal included a 0.2566x exchange ratio which as of the meeting date was valued at $15.42 per Pacific Financial share, or $156 million in aggregate. The Party A proposal was valued at $16.42 per Pacific Financial share, or $166 million in aggregate as of the meeting date. The Party B proposal was valued at $14.07 per Pacific Financial share, or $142 million in aggregate as of the meeting date. All three of the proposals contemplated 100% stock consideration with a fixed exchange ratio and the Pacific Financial Board discussed how the value of the merger consideration would rise and fall based on changes in the market value of the potential acquiror’s stock. The Pacific Financial Board looked at the recent historical value of the three proposals and considered the potential future values of the three proposals based on the fundamentals of the institutions involved. Further, the Pacific Financial Board discussed the relative execution risks of the proposals and respective perceived differences and similarities of the business models, market familiarity, and operational risks of Banner, Party A, and Party B between each other and with those of Pacific Financial. Lengthy discussion ensued with questions and answers amongst the Pacific Financial Board, its management team and its financial and legal advisors, which discussion continued in executive session. At the conclusion of the meeting, the Pacific Financial Board was unanimous in its desire to pursue the Banner proposal, due to several factors, including: (i) a belief that the execution risk of the transaction with Banner was lower, (ii) the Banner business model was very similar to Pacific Financial and its operations appeared to be a strong strategic and geographic fit with Pacific Financial, and (iii) that Banner shares were perceived to offer good value for Pacific Financial shareholders, together with a significant amount of stock trading liquidity. The Pacific Financial Board directed Piper Sandler to undertake to negotiate further with Banner and seek an increased exchange ratio of 0.2700x, along with the inclusion or improvement of a selection of non-financial terms.
Over the course of the subsequent days, representatives of Piper Sandler undertook negotiations with representatives of Banner that resulted in Banner improving its offer. On March 13, 2026, the Pacific Financial Board held a special meeting to consider an updated nonbinding proposal from Banner. Banner’s updated proposal included a fixed exchange ratio of 0.2633x shares, which at the time was valued at $15.53 per Pacific Financial share or $157 million in aggregate, and other non-financial enhancements to the proposal. Following discussion, the Pacific Financial Board was unanimous in authorizing Pacific Financial management to execute the updated proposal from Banner, and it was executed later that day, commencing a 45-day period for exclusive due diligence and preparation of definitive documentation.
Banner’s full-scope due diligence of Pacific Financial began in mid-March 2026 and continued until the signing of the definitive merger agreement on April 30, 2026. The due diligence review consisted of a thorough review of Pacific Financial’s business, operations, books and records, along with numerous meetings with the Pacific Financial management team.
On March 30, 2026, Banner transmitted to Pacific Financial a first draft of the definitive merger agreement, as well as the bank merger agreement between Banner Bank and Bank of the Pacific and the voting and support agreement (together, the “ancillary agreements”). Banner continued its due diligence investigation and Banner and Pacific Financial, and their respective legal and financial advisors, continued to negotiate the legal documents from that point until their approval by the Pacific Financial Board on April 30, 2026, and execution of definitive agreements later that day.
On April 13, 2026, Pacific Financial and Banner executed an addendum to the initial proposal extending the exclusivity period for an additional seven days.
On April 15, 2026, a meeting occurred among Pacific Financial and Banner and their respective financial and legal advisors for purposes of Pacific Financial’s due diligence of Banner.

On April 22, 2026, at a regularly scheduled meeting of the Pacific Financial Board, representatives of Pacific Financial senior management along with representatives of Miller Nash and Piper Sandler provided the Pacific Financial Board with an update on the status of negotiations and the proposed transactions generally.
On April 24, 2026, Denise Portmann, Chief Executive Officer and President of Pacific Financial and Bank of the Pacific, received a letter from Banner outlining the general terms of an offer to become an executive vice present of Banner Bank at the effective time of the bank merger. The parties agreed that the final terms of Ms. Portmann’s employment would be agreed upon during the period between the signing of the merger agreement and closing. Banner informed Pacific Financial that it did not expect to make a similar employment offer to any other Pacific Financial director or executive officer.
On April 28, 2026, the Banner Board of Directors held a meeting and unanimously approved the merger agreement with Pacific Financial and authorized Banner officers to finalize and execute the merger agreement and the ancillary agreements.
On April 30, 2026, the Pacific Financial Board held a special meeting to consider the negotiated terms of the proposed merger between Pacific Financial and Banner and entry into the merger agreement and other transaction documents in connection with the proposed merger. Members of Pacific Financial’s management and representatives of Miller Nash and Piper Sandler were also in attendance at the meeting. At this meeting, representatives of Miller Nash first provided a brief update overview of the fiduciary duties of directors. Next, representatives of Piper Sandler reviewed with the Pacific Financial Board the detailed financial analysis summarized below under “—Opinion of Pacific Financial’s financial advisor.” Representatives of Piper Sandler also rendered to the Pacific Financial Board its opinion, which was initially rendered verbally and subsequently confirmed in writing dated April 30, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in its written opinion, the per share merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Pacific Financial common stock. For more information, see the section entitled “—Opinion of Pacific Financial’s financial advisor” and the full text of the opinion provided in Appendix B to this proxy statement/prospectus. Representatives of Miller Nash discussed the Pacific Financial Board’s fiduciary duties and related matters and then reviewed with the Pacific Financial Board the final terms of the proposed merger agreement and other transaction documents. Among other matters considered, the Pacific Financial Board reviewed the specific terms of the merger agreement and the ancillary agreements, the consideration to be received by Pacific Financial’s shareholders, the price and historical performance of Banner’s common stock, current market conditions and Piper Sandler financial analysis. The Pacific Financial Board noted that, based on the closing price of Banner common stock on April 29, 2026, the aggregate transaction value of the proposed merger was approximately $177 million. Following further discussion, during which the directors considered the matters reviewed and discussed at that meeting and all prior meetings, including the factors described under “The Merger—Pacific Financial’s reasons for the merger and recommendation of the Pacific Financial Board,” the Pacific Financial Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Pacific Financial and its shareholders, (ii) approved the merger agreement, the merger and the other transactions contemplated thereby, (iii) approved the ancillary agreements, (iv) authorized the execution and delivery of the merger agreement and the ancillary agreements, (v) directed that the merger agreement be submitted to the holders of Pacific Financial common stock for approval, and (vi) recommended approval of the merger agreement by the holders of Pacific Financial common stock.
Later in the day on April 30, 2026, the merger agreement and the ancillary agreements were executed and delivered by Banner and Pacific Financial. The transaction was publicly announced in a press release jointly issued by Banner and Pacific Financial on the afternoon of April 30, 2026.
Pacific Financial’s reasons for the merger and recommendation of the Pacific Financial Board
At a meeting held on April 30, 2026, the Pacific Financial Board unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, was in the best interests of Pacific Financial and its shareholders. In reaching this determination and making the related decision to approve and adopt the merger agreement and to recommend that Pacific Financial’s shareholders vote “FOR” the proposal to approve the merger agreement, the Pacific Financial Board evaluated the merger and the merger agreement in consultation with the management of Pacific Financial and Pacific Financial’s financial advisor and legal counsel, and considered a variety of factors, including the following factors that the Pacific Financial Board viewed as generally supporting its determination and decisions:
•	an extensive review of strategic options available to Pacific Financial, and its belief that the business combination with Banner represented the best path available for maximizing shareholder value;

•
the value and form of consideration to be received by Pacific Financial shareholders in the merger, including the 33% market premium based on both Pacific Financial’s and Banner’s closing stock trading prices on April 29, 2026, the last trading day prior to the public announcement of the merger;

•
its belief that the potential long-term value proposition of the Banner common stock to be received by Pacific Financial shareholders in the merger was more favorable to Pacific Financial shareholders than the long-term value proposition that might result from other alternatives reasonably available to Pacific Financial in light of a number of factors, including the risks and uncertainties associated with the alternatives and perceptions of the fundamental value of Banner’s franchise;

•
that as a result of negotiations with Banner, the exchange ratio of 0.2633 shares of Banner common stock per share of Pacific Financial common stock was the highest consideration per share of Pacific Financial common stock that Banner was willing to pay at the time of those negotiations;

•	the expectation that the merger will qualify as a “reorganization” for U.S. federal income tax purposes;
•
the fact that several potential counterparties were contacted regarding their interest in a transaction with Pacific Financial and three counterparties other than Banner entered into nondisclosure agreements and commenced diligence, and that of the three potential counterparties, including Banner, that submitted a proposal for a business combination transaction, the proposal by Banner was unanimously determined by the Pacific Financial Board to be the most attractive proposal;

•
the historical and prospective business of Pacific Financial on a stand-alone basis and the risks and challenges associated with successfully executing on Pacific Financial’s stand-alone strategic plan, including risks relating to Pacific Financial’s relatively small scale, competitive pressures, the fact that Pacific Financial’s recent financial achievements had not resulted in any meaningful impact on the price of Pacific Financial common stock, and the cost of continuing to operate as an independent community bank, including expenses involved in maintaining and improving on existing technologies and adopting and implementing new technologies;

•
the expectation that Pacific Financial shareholders would have the opportunity to continue to participate in the growth of the combined company and expense savings as a result of the merger, and would also benefit from the significantly greater liquidity of the trading market for Banner common stock;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;
•
the fact that Pacific Financial’s shareholders will have an opportunity to vote on the approval of the merger agreement at the special meeting (and that approval would require two-thirds of all the outstanding shares of common stock entitled to vote on the proposal);

•	the prices paid and the terms of other recent comparable bank acquisitions;
•	the historical trading ranges for Banner common stock and Pacific Financial common stock, and the limited trading market for Pacific Financial common stock;
•	information concerning Banner’s financial condition and results of operations, including the expectation that Banner will be well-capitalized upon completion of the merger;
•	the likely impact of the merger on the employees and customers of Pacific Financial and the strategic plans, methods of operation and organizational structure of Banner;
•
the complementary nature of the cultures of Pacific Financial and Banner, which the Pacific Financial Board believes will facilitate integration and implementation of the merger and benefit Pacific Financial shareholders in their ownership of the combined company;

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the fact that Banner has experience operating in markets similar to those served by Pacific Financial, but that there is a geographic gap in Banner’s presence in coastal areas of Washington and Oregon, which increases the strategic fit of the two franchises and will provide opportunities for synergies in the combined company;

•
the oral opinion of Piper Sandler provided to the Pacific Financial Board on April 30, 2026, and subsequently confirmed in writing, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler as set forth in its opinion, the per share merger consideration to be paid to the holders of Pacific Financial common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below under “Opinion of Pacific Financial’s financial advisor” beginning on page 32;
•
the fact that Banner, like Pacific Financial, has historically paid a cash dividend on its common stock and that Pacific Financial shareholders would be able to participate in any future dividends paid by Banner following completion of the merger;

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the perceived ability of Banner to complete the merger from a business, financial, and regulatory perspective, based on Banner’s financial condition, market position, and experience successfully completing acquisitions;

•
ongoing bank consolidation in the Pacific Northwest region, including the overall declining number of banks in the Pacific Northwest region, leading to fewer and fewer potential strategic opportunities for Pacific Financial over time;

•	timing considerations, including with respect to certain key technology contract renewals as well as anticipated executive officer succession planning;
•	the terms and conditions of the merger agreement, including:
○	the limited and otherwise customary conditions to Banner’s obligations to complete the merger, and the Pacific Financial Board’s expectation that such conditions will be satisfied in a timely manner;
○
the provisions in the merger agreement that, under certain circumstances and subject to certain conditions, provide for the ability of the Pacific Financial Board to consider and respond to an unsolicited acquisition proposal that the Pacific Financial Board determines in good faith constitutes a superior proposal;

○
the provisions of the merger agreement that permit the Pacific Financial Board, under certain circumstances following a superior proposal and failure of Pacific Financial shareholders to approve the merger agreement at a meeting of Pacific Financial shareholders and subject to certain conditions, including the payment of a termination fee, to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal; and

○
the fact that under the WBCA, the Pacific Financial shareholders who do not vote in favor of the approval of the merger agreement and otherwise comply with the requirements of the WBCA will have the right to pursue their dissenters’ rights under the WBCA if the merger is completed.

The Pacific Financial Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:
•
that the merger consideration will be paid through a fixed amount of Banner common stock, and any decrease in the market price of Banner common stock after the date of the merger agreement will result in a reduction in the value of the merger consideration to be received by Pacific Financial shareholders at the effective time of the merger and that Pacific Financial cannot terminate the merger agreement due to a decline in Banner’s share price;

•	that Pacific Financial shareholders will not know or be able to calculate in advance the actual value of the merger consideration which they would receive upon completion of the merger;
•
that completion of the merger is subject to conditions that are not fully in Pacific Financial’s control, such as the approval of Pacific Financial shareholders, the receipt of regulatory approvals, and the achievement of Adjusted Equity that is in excess of $124,269,000, as required by the terms of the merger agreement;

•
the potential for diversion of management and employee attention, and for employee attrition, during the period following the announcement of the merger and prior to the completion of the merger, and the potential effect on Pacific Financial’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

•
the requirement that Pacific Financial conduct its business in the ordinary course and the other restrictions on the conduct of Pacific Financial’s business prior to completion of the merger, which may delay or prevent Pacific Financial from undertaking business opportunities that may arise pending completion of the merger;

•
the possible effects on Pacific Financial should the parties fail to complete the merger, including the increased difficulty of resuming operations with a standalone strategy, the possible effects on the price of Pacific Financial common stock, and the business and opportunity costs;

•	the risk of litigation being brought on behalf of Pacific Financial shareholders related to the merger agreement and the proposal for Pacific Financial shareholders to approve the merger agreement;
•	the transaction costs and expenses that will be incurred in connection with the merger, and that such transaction costs will be incurred even if the merger is not ultimately consummated;
•
that some of Pacific Financial’s directors and executive officers may have certain interests, including financial interests, in the merger that may be different from, or in addition to, those of Pacific Financial shareholders generally. See “The Merger—Interests of certain persons in the merger”;

•
the possible disruption to Pacific Financial’s business that may result from the announcement and pursuit of the merger and the resulting distraction of management’s attention from the day-to-day operations of Pacific Financial’s business;

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the provisions in the merger agreement restricting Pacific Financial from soliciting third-party proposals and providing for the payment of a termination fee of $6.3 million in certain circumstances, which the Pacific Financial Board understood would potentially limit the willingness of a third party to propose a business combination transaction with Pacific Financial and the ability of Pacific Financial to enter into a such a transaction; and

•
the other risks described in the section entitled “Risk Factors” beginning on page 15 and the risks of investing in Banner common stock identified in the Risk Factors sections of Banner’s periodic reports filed with the SEC that are incorporated by reference into this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Pacific Financial Board to approve the merger agreement and recommend that Pacific Financial’s shareholders vote in favor of the proposal to approve the merger agreement includes the material factors considered by the Pacific Financial Board in connection with its evaluation of the merger, but is not intended to be exhaustive. In reaching its decision to approve and recommend the transaction, the Pacific Financial Board based its determination on the totality of the information available to it and did not quantify or assign any relative or specific weights to the factors considered in reaching that determination. In addition, individual directors may have given different weights to different factors.
After careful consideration, the Pacific Financial Board unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, was in the best interests of Pacific Financial and its shareholders.
The Pacific Financial Board unanimously recommends that Pacific Financial shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal.
This summary of the reasoning of the Pacific Financial Board and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements.”
Opinion of Pacific Financial’s financial advisor
Pacific Financial retained Piper Sandler to act as financial advisor to the Pacific Financial Board in connection with Pacific Financial’s consideration of a possible business combination. Pacific Financial selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to the Pacific Financial Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the April 30, 2026 meeting at which the Pacific Financial Board considered the merger and the merger agreement, Piper Sandler delivered to the Pacific Financial Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the per share merger consideration was fair to the holders of Pacific Financial’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Pacific Financial common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the Pacific Financial Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Pacific Financial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the per share merger consideration to the holders of Pacific Financial common stock and did not address the underlying business decision of Pacific Financial to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Pacific Financial or the effect of any other transaction in which Pacific Financial might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Pacific Financial or Banner, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•	a draft of the merger agreement, dated April 28, 2026;
•	certain publicly available financial statements and other historical financial information of Pacific Financial that Piper Sandler deemed relevant;
•	certain publicly available financial statements and other historical financial information of Banner that Piper Sandler deemed relevant;
•
certain internal financial projections for Pacific Financial for the years ending December 31, 2026 through December 31, 2030, including estimated share repurchases for Pacific Financial common stock for the year ending December 31, 2026 and estimated dividends per share for Pacific Financial common stock for the years ending December 31, 2026 through December 31, 2030, as confirmed by the senior management of Pacific Financial;

•
publicly available median analyst earnings per share estimates for Banner for the nine month period ending December 31, 2026 and the year ending December 31, 2027 with an estimated long-term annual asset and net income growth rate for Banner for the years thereafter, as well as estimated dividends per share for Banner common stock for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Banner and confirmed for use in Piper Sandler’s analysis by the senior management of Pacific Financial;

•
the pro forma financial impact of the merger on Banner based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as adjustments for current expected credit losses (CECL) accounting standards, as confirmed by the senior management of Banner;

•
the publicly reported historical price and trading activity for Pacific Financial common stock and Banner common stock, including a comparison of certain stock trading information for Pacific Financial common stock and Banner common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Pacific Financial and Banner with similar financial institutions for which information is publicly available;
•	the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Pacific Financial and its representatives the business, financial condition, results of operations and prospects of Pacific Financial and held similar discussions with certain members of the senior management of Banner and its representatives regarding the business, financial condition, results of operations and prospects of Banner.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Pacific Financial, Banner or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Pacific Financial and Banner that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Pacific Financial or Banner, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Pacific Financial or Banner, nor any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of Pacific Financial or Banner, any of their respective subsidiaries or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Pacific Financial or Banner or any of their respective subsidiaries. Piper Sandler assumed, with Pacific Financial’s consent, that the respective allowances for credit losses for both Pacific Financial and Banner and their respective subsidiaries were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Pacific Financial for the years ending December 31, 2026 through December 31, 2030, including estimated share repurchases for Pacific Financial common stock for the year ending December 31, 2026 and estimated dividends per share for Pacific Financial common stock for the years ending December 31, 2026 through December 31, 2030, as confirmed by the senior management of Pacific Financial. In addition, Piper Sandler used publicly available median analyst earnings per share estimates for Banner for the nine month period ending December 31, 2026 and the year ending December 31, 2027 with an estimated long-term annual asset and net income growth rate for Banner for the years thereafter, as well as estimated dividends per share for Banner common stock for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Banner and confirmed for use in Piper Sandler’s analysis by the senior management of Pacific Financial. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as adjustments for current expected credit losses (CECL) accounting standards, as confirmed by the senior management of Banner. With respect to the foregoing information, the senior management of Pacific Financial confirmed to Piper Sandler that such information reflected (or in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available estimates and judgements of senior management as to the future financial performance of Pacific Financial and Banner, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in Pacific Financial’s or Banner’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Pacific Financial and Banner would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with Pacific Financial’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Pacific Financial, Banner, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Pacific Financial’s consent, Piper Sandler relied upon the advice that Pacific Financial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Pacific Financial common stock or Banner common stock at any time or what the value of Banner common stock would be once it is actually received by the holders of Pacific Financial common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Pacific Financial Board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses without considering all the factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Pacific Financial or Banner and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Pacific Financial and Banner and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the per share merger consideration to the holders of Pacific Financial common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Pacific Financial, Banner, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Pacific Financial Board at its April 30, 2026 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Pacific Financial or Banner common stock or the prices at which Pacific Financial or Banner common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Pacific Financial Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Pacific Financial Board with respect to the fairness of the per share merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Pacific Financial common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.2633 of a share of Banner common stock. Piper Sandler calculated an implied purchase price per Pacific Financial share of $17.44 and an aggregate implied transaction value of approximately $177.0 million, consisting of the implied value of 10,082,695 shares of Pacific Financial common stock and equivalents1, as well as the implied value of 170,200 in the money Pacific Financial stock options2 and based on the closing price of Banner common stock on April 29, 2026 of $66.25 per share. Based upon financial information for Pacific Financial as of or for the last twelve months (“LTM”) ended March 31, 2026 and the closing price of Pacific Financial’s common stock on April 29, 2026, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	154%
Transaction Price Per Share / LTM Earnings Per Share	14.3x
Core Deposit Premium[3]	5.9%
Market Premium as of April 29, 2026	33%

1	Total common stock & equivalents consists of 10,024,440 common shares outstanding and 58,255 restricted stock units as confirmed by Pacific Financial senior management
2
There were 170,200 total Pacific Financial stock options outstanding as of April 29, 2026. The weighted average strike price of total options was equal to $11.13. All outstanding options were in the money as of April 29, 2026.

3	Core deposits defined as total deposits less time deposits with balances greater than $250,000
Stock Trading History.
Piper Sandler reviewed the publicly available historical reported trading prices of Pacific Financial common stock and Banner common stock for the one-year and three-year periods ended April 29, 2026. Piper Sandler then compared the relationship between the movements in the price of Pacific Financial common stock and Banner common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
Pacific Financial’s One-Year Stock Performance

	Beginning Value April 29, 2025	Ending Value April 29, 2026
Pacific Financial	100%	125.2%
Pacific Financial Peer Group	100%	121.3%
S&P 500 Index	100%	128.3%
NASDAQ Bank Index	100%	120.6%

Pacific Financial’s Three-Year Stock Performance

	Beginning Value April 28, 2023	Ending Value April 29, 2026
Pacific Financial	100%	127.6%
Pacific Financial Peer Group	100%	158.3%
S&P 500 Index	100%	171.1%
NASDAQ Bank Index	100%	162.0%

Banner’s One-Year Stock Performance

	Beginning Value April 29, 2025	Ending Value April 29, 2026
Banner	100%	107.6%
Banner Peer Group	100%	119.1%
S&P 500 Index	100%	128.3%
NASDAQ Bank Index	100%	120.6%

Banner’s Three-Year Stock Performance

	Beginning Value April 28, 2023	Ending Value April 29, 2026
Banner	100%	132.7%
Banner Peer Group	100%	155.3%
S&P 500 Index	100%	171.1%
NASDAQ Bank Index	100%	162.0%

Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for Pacific Financial with a group of banks selected by Piper Sandler. The Pacific Financial peer group included nationwide banks with common stock traded on the NASDAQ or NYSE exchanges with total assets between $1.0 billion and $3.0 billion, interest expense / average assets less than 1.70%, noninterest income / average assets less than 1.00%, and noninterest expense / average assets greater than 2.25%, with all criteria applied to the twelve months ended December 31, 2025, but excluded announced merger targets, mutual holding companies, First Northern Community Bancorp (due to uplisting to the NASDAQ exchange after the 2025 calendar year), and Avidia Bancorp, Inc., FB Bancorp, Inc., and SR Bancorp, Inc. due to mutual conversions within the last 5 years (since January 1, 2021) (the “Pacific Financial Peer Group”). The Pacific Financial Peer Group consisted of the following companies:

Auburn National Bancorporation, Inc.	Landmark Bancorp, Inc.
BayCom Corp	LCNB Corp.
CB Financial Services, Inc.	Oak Valley Bancorp
Chemung Financial Corporation	Orange County Bancorp, Inc.
Eagle Bancorp Montana, Inc.	Plumas Bancorp
First Capital, Inc.	Provident Financial Holdings, Inc.
First National Corporation	Riverview Bancorp, Inc.
Isabella Bank Corporation	Timberland Bancorp, Inc.

The analysis compared publicly available financial for Pacific Financial with corresponding data for the Pacific Financial Peer Group as of or for the twelve months ended March 31, 2026 (unless otherwise noted) with pricing data as of April 29, 2026. The table below sets forth the data for Pacific Financial and the median, mean, low and high data for the Pacific Financial Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Pacific Financial’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.
Pacific Financial Comparable Company Analysis

	Pacific Financial	Pacific Financial Peer Group Median	Pacific Financial Peer Group Mean	Pacific Financial Peer Group Low	Pacific Financial Peer Group High
Total Assets ($mm)	1,291	2,042	1,948	1,027	2,749
Loans / Deposits (%)	68	84	85	59	116
Non-performing Assets / Total Assets (%)(1)	0.05	0.27	0.36	0.01	0.96
Tangible Common Equity / Tangible Assets (%)	8.9	9.3	9.5	7.6	12.6
LTM Interest Income / Average Assets (%)	4.85	4.94	4.85	4.10	5.28
LTM Interest Expense / Average Assets (%)	0.95	1.54	1.40	0.77	1.65
LTM Net Interest Margin (%)	4.16	3.77	3.73	2.85	4.93
LTM Noninterest Income / Average Assets (%)	0.48	0.68	0.63	0.23	0.94
LTM Noninterest Expense / Average Assets (%)	3.12	2.57	2.67	2.28	3.44
LTM Efficiency Eatio (%)	71	63	65	49	87
LTM Core Return on Average Assets (%)(2)	0.99	1.03	1.07	0.31	1.68
LTM Core Return on Average Tangible Common Equity (%)(2)	11.3	12.5	11.8	3.4	17.4

	Pacific Financial	Pacific Financial Peer Group Median	Pacific Financial Peer Group Mean	Pacific Financial Peer Group Low	Pacific Financial Peer Group High
Price / Tangible Book Value (%)	116	131	127	86	165
Price / LTM Core EPS (x)(2)	10.7	10.8	11.6	8.7	18.7
Dividend Yield (%)	4.6	2.7	2.9	1.5	5.3
Market Capitalization ($mm)	132	242	240	82	456

1
Per S&P Capital IQ Pro where available as of April 29, 2026; where unavailable, as per publicly reported company filings available as of April 29, 2026. For Pacific Financial, non-performing assets do not include loans that are 90 days past due but still accruing interest.

2	Core metrics as calculated by S&P Capital IQ Pro; uses stated metrics per S&P Capital IQ Pro where core metrics are unavailable.
Note: Financial data for First National Corporation and Landmark Bancorp, Inc. as of or for the period ending December 31, 2025. Price / LTM core EPS values greater than 20.0x or less than 0.0x considered not meaningful.
Piper Sandler used publicly available information to perform a similar analysis for Banner by comparing selected financial information for Banner with a group of banks selected by Piper Sandler. The Banner peer group included nationwide banks with common stock traded on the NASDAQ or NYSE exchanges with total assets between $10.0 billion and $20.0 billion as of March 31, 2026 (unless otherwise noted), but excluded announced merger targets, mutual holding companies, LendingClub Corporation (due to its non-traditional business model), and CVB Financial Corp. and OceanFirst Financial Corp. due to their recently announced or completed M&A transactions expected to bring pro forma assets over $20.0 billion (the “Banner Peer Group”). The Banner Peer Group consisted of the following companies:

BancFirst Corporation	Hope Bancorp, Inc.
Community Financial System, Inc.	International Bancshares Corporation
ConnectOne Bancorp, Inc.	Live Oak Bancshares, Inc.
Dime Community Bancshares, Inc.	National Bank Holdings Corporation
Enterprise Financial Services Corp	NBT Bancorp Inc.
FB Financial Corporation	Nicolet Bankshares, Inc.
First Bancorp	Northwest Bancshares, Inc.
First BanCorp.	OFG Bancorp
First Busey Corporation	Origin Bancorp, Inc.
First Commonwealth Financial Corporation	Park National Corporation
First Financial Bankshares, Inc.	ServisFirst Bancshares, Inc.
Hilltop Holdings Inc.	Trustmark Corporation

The analysis compared publicly available financial information for Banner with corresponding data for the Banner Peer Group as of or for the twelve months ended March 31, 2026 (unless otherwise noted) with pricing data as of April 29, 2026. The table below sets forth the data for Banner and the median, mean, low and high data for the Banner Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Banner’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.
Banner Comparable Company Analysis

	Banner	Banner Peer Group Median	Banner Peer Group Mean	Banner Peer Group Low	Banner Peer Group High
Total Assets ($mm)	16,344	15,638	15,558	10,188	19,086
Loans / Deposits (%)	85	87	85	63	102
Non-performing Assets / Total Assets (%)(1)	0.31	0.54	0.56	0.27	0.99
Tangible Common Equity / Tangible Assets (%)	10.0	9.7	10.0	6.4	18.2
LTM Net Interest Margin (%)	4.01	3.67	3.79	2.85	5.36
LTM Efficiency Ratio (%)	59	55	54	31	83
LTM Core Return on Average Assets (%)(2)	1.28	1.35	1.34	0.36	2.46

	Banner	Banner Peer Group Median	Banner Peer Group Mean	Banner Peer Group Low	Banner Peer Group High
LTM Core Return on Average Tangible Equity (%)(2)	13.7	14.5	14.5	8.5	23.2
Price / Tangible Book Value (%)	144	156	172	90	303
Price / LTM Core EPS (x)(2)	11.0	13.3	13.2	9.3	17.3
Price / Estimated 2026 EPS (x)(3)	11.1	11.6	12.0	8.9	18.1
Price / Estimated 2027 EPS (x)(3)	10.3	10.5	10.8	8.0	16.3
Dividend Yield (%)	3.1	2.6	2.6	0.3	5.6
Market Capitalization ($mm)	2,244	2,238	2,583	1,449	4,531

1
Per S&P Capital IQ Pro where available as of April 29, 2026; where unavailable, as per publicly reported company filings available as of April 29, 2026. For Banner, Non-performing assets do not include loans that are 90 days past due but still accruing interest.

2	Core metrics as calculated by S&P Capital IQ Pro; shows stated metrics per S&P Capital IQ Pro where core metrics are unavailable.
3	Utilizes mean consensus EPS estimates per S&P Capital IQ Pro.
Note: Financial data for International Bancshares Corporation as of or for the period ending December 31, 2025. Financial metrics for Community Financial System, Inc. were not used pro forma for pending acquisition. Price / EPS values greater than 20.0x or less than 0.0x considered not meaningful (“NM”).
Analysis of Precedent Transactions.
Piper Sandler reviewed a group of bank merger and acquisition transactions. The group consisted of nationwide bank transactions announced between April 29, 2025 and April 29, 2026 with target total assets between $1.0 billion and $3.0 billion at the time of announcement, but excluded thrift merger conversions, government-assisted transactions, deals without reported deal value, deals with undisclosed buyers, and transactions in which the target had negative LTM core return on average assets (as calculated by S&P Capital IQ Pro) as of the most recent financials available at the time of announcement (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
OppFi Inc.	BNCCORP, Inc.
Esquire Financial Holdings, Inc.	Signature Bancorporation, Inc.
Credicorp Ltd.	Helm Bank USA
Community West Bancshares	United Security Bancshares
Enova International, Inc.	Grasshopper Bancorp, Inc.
Home Bancshares, Inc.	Mountain Commerce Bancorp, Inc.
Richmond Mutual Bancorporation, Inc.	Farmers Bancorp
First Mid Bancshares, Inc.	Two Rivers Financial Group, Inc.
Park National Corporation	First Citizens Bancshares, Inc.
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.
Farmers National Banc Corp.	Middlefield Banc Corp.
HBT Financial, Inc.	CNB Bank Shares, Inc.
Prosperity Bancshares, Inc.	Southwest Bancshares, Inc.
Heritage Financial Corporation	Olympic Bancorp, Inc.
First Merchants Corporation	First Savings Financial Group, Inc.
National Bank Holdings Corporation	Vista Bancshares Inc.
Equity Bancshares, Inc.	Frontier Holdings, LLC
TowneBank	Dogwood State Bank
First Financial Bancorp.	BankFinancial Corporation
Prosperity Bancshares, Inc.	American Bank Holding Corporation
Bank First Corporation	Centre 1 Bancorp, Inc.
Investar Holding Corporation	Wichita Falls Bancshares, Inc.
First Financial Bancorp.	Westfield Bancorp
NB Bancorp, Inc.	Provident Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to LTM earnings, transaction price to tangible book value, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	Banner/ Pacific Financial	Nationwide Precedent Transactions
		Median	Mean	Low	High
Transaction Price / LTM Earnings[1] (x)	14.3	14.2	15.0	8.4	28.6
Transaction Price / Tangible Book Value (%)	154	143	152	91	332
Tangible Book Value Premium to Core Deposits (%)	5.9	4.8	5.7	(2.1)	24.2
1-Day Market Premium (%)	33.3	7.9	17.4	4.6	68.3

1
Utilized transaction value / target LTM core earnings where available; if core earnings were unavailable, utilized transaction value / target stated LTM diluted per-share earnings; if core earnings and per-share earnings were unavailable, utilized transaction value / target stated LTM earnings, tax-adjusted for non-taxable targets; all metrics as calculated by S&P Capital IQ Pro

Note: P / EPS values greater than 30.0x or less than 0.0x considered not meaningful.
Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of a share of Pacific Financial common stock assuming Pacific Financial performed in accordance with certain internal financial projections for Pacific Financial for the years ending December 31, 2026 through December 31, 2030, including estimated share repurchases for Pacific Financial common stock for the year ending December 31, 2026 and estimated dividends per share for Pacific Financial common stock for the years ending December 31, 2026 through December 31, 2030, as confirmed by the senior management of Pacific Financial. To approximate the terminal value of a share of Pacific Financial common stock on December 31, 2030, Piper Sandler applied price to earnings multiples ranging from 9.0x to 13.0x and multiples of tangible book value ranging from 100% to 160%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pacific Financial common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Pacific Financial common stock of $11.65 to $18.46 when applying multiples of earnings and $11.24 to $19.39 when applying multiples of tangible book value.
Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$13.62	$14.83	$16.04	$17.25	$18.46
10.0%	$13.09	$14.25	$15.41	$16.56	$17.72
11.0%	$12.58	$13.69	$14.80	$15.91	$17.02
12.0%	$12.10	$13.17	$14.23	$15.29	$16.36
13.0%	$11.65	$12.66	$13.68	$14.70	$15.72

Tangible Book Value Per Share Multiples

Discount Rate	100%	115%	130%	145%	160%
9.0%	$13.14	$14.70	$16.26	$17.82	$19.39
10.0%	$12.63	$14.13	$15.62	$17.11	$18.61
11.0%	$12.15	$13.58	$15.01	$16.44	$17.87
12.0%	$11.68	$13.05	$14.43	$15.80	$17.17
13.0%	$11.24	$12.56	$13.87	$15.19	$16.50

Piper Sandler also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to projected earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Pacific Financial’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Pacific Financial’s common stock, applying the price to earnings multiples range of 9.0x to 13.0x referred to above and a discount rate of 11.03%.

Earnings Per Share Multiples

Annual Projection Variance	9.0x	10.0x	11.0x	12.0x	13.0x
(20.0%)	$10.57	$11.46	$12.35	$13.23	$14.12
(10.0%)	$11.57	$12.57	$13.57	$14.56	$15.56
0.0%	$12.57	$13.68	$14.79	$15.89	$17.00
10.0%	$13.57	$14.79	$16.00	$17.22	$18.44
20.0%	$14.56	$15.89	$17.22	$18.55	$19.89

Piper Sandler also performed an analysis that estimated the net present value per share of Banner common stock, assuming Banner performed in accordance with publicly available median analyst earnings per share estimates for Banner for the nine month period ending December 31, 2026 and the year ending December 31, 2027, with an estimated long-term annual asset and net income growth rate for Banner for the years thereafter, as well as estimated dividends per share for Banner common stock for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Banner and confirmed for use in Piper Sandler’s analysis by the senior management of Pacific Financial. To approximate the terminal value of a share of Banner common stock on December 31, 2030, Piper Sandler applied price to earnings multiples ranging from 10.0x to 15.0x and multiples of tangible book value ranging from 120% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 8.5% to 12.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Banner common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Banner common stock of $51.60 to $86.76 when applying multiples of earnings and $55.45 to $103.01 when applying multiples of tangible book value.
Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
8.5%	$60.65	$65.87	$71.09	$76.32	$81.54	$86.76
9.5%	$58.21	$63.21	$68.21	$73.21	$78.21	$83.21
10.5%	$55.90	$60.69	$65.47	$70.26	$75.05	$79.83
11.5%	$53.70	$58.28	$62.87	$67.46	$72.04	$76.63
12.5%	$51.60	$56.00	$60.40	$64.79	$69.19	$73.59

Tangible Book Value Per Share Multiples

Discount Rate	120%	140%	160%	180%	200%
8.5%	$65.21	$74.66	$84.11	$93.56	$103.01
9.5%	$62.58	$71.62	$80.67	$89.72	$98.77
10.5%	$60.08	$68.74	$77.41	$86.07	$94.74
11.5%	$57.70	$66.00	$74.31	$82.61	$90.91
12.5%	$55.45	$63.40	$71.36	$79.32	$87.27

Piper Sandler also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to projected earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Banner’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Banner common stock, applying the price to earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 10.49%.
Earnings Per Share Multiples

Annual Projection Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(20.0%)	$46.34	$50.17	$54.01	$57.84	$61.67	$65.50
(10.0%)	$51.13	$55.44	$59.75	$64.06	$68.37	$72.68
0.0%	$55.92	$60.71	$65.50	$70.29	$75.08	$79.87
10.0%	$60.71	$65.98	$71.25	$76.51	$81.78	$87.05
20.0%	$65.50	$71.25	$76.99	$82.74	$88.49	$94.23

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis.
Piper Sandler analyzed certain potential pro forma effects of the merger on Banner assuming the transaction closes on September 30, 2026. Piper Sandler utilized the following information and assumptions as provided by Banner senior management: (a) estimated net income for Pacific Financial for the years ending December 31, 2026 through December 31, 2030, as well as certain assumptions related to share repurchases and amortization of accumulated other comprehensive income, as provided by Banner senior management, (b) publicly available median analyst estimates for Banner balance sheet, net income, EPS and dividends per share for the years ending December 31, 2026 and December 31, 2027, with annual asset and net income growth rates and annual dividend payout ratio for the years ending December 31, 2028 through December 31, 2030, and (c) certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments, core deposit intangible, Durbin Amendment interchange income, and certain adjustments for CECL accounting standards. The analysis indicated that the transaction could be accretive to Banner’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2027 through December 31, 2030 and dilutive to Banner’s estimated tangible book value per share at closing and through the year ending December 31, 2028.
Piper Sandler’s Relationship.
Piper Sandler is acting as Pacific Financial’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.50% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $2.9 million. Piper Sandler also received a $250,000 fee from Pacific Financial upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the transaction. Pacific Financial has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to Pacific Financial, nor did Piper Sandler provide any investment banking services to Banner. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Pacific Financial, Banner and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Pacific Financial, Banner and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
Certain unaudited prospective financial information
Banner and Pacific Financial do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, financial condition, revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, in connection with the merger, Pacific Financial’s senior management provided and approved for use certain unaudited prospective financial information regarding Pacific Financial and Banner, each on a stand alone basis, that was considered by Piper Sandler for the purpose of performing financial analyses in connection with its fairness opinion, as described in this proxy statement/prospectus under “Opinion of Pacific Financial’s financial advisor” beginning on page 32. We refer to this information collectively as the “prospective financial information.”
A summary of certain significant elements of this information used by Piper Sandler is set forth below and is included in this proxy statement/prospectus solely for the purpose of providing holders of Pacific Financial common stock access to certain nonpublic information made available to or considered by Piper Sandler in connection with its fairness opinion and analysis. The information included below does not comprise all of the forecasted financial information provided by Pacific Financial to Piper Sandler.
Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions, including with respect to Pacific Financial as were made or approved by Pacific Financial’s senior management, at the time such prospective financial information was prepared or approved for use by Piper Sandler for the limited purposes outlined above, and represents such senior management’s evaluation of Pacific Financial’s expected future financial performance without reference to the merger. Similarly, Banner’s prospective financial information reflects its expected future financial performance on a stand-alone basis, without reference to the merger. These and the other estimates and assumptions underlying the prospective financial information involve judgments and estimates with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Banner and Pacific Financial operate and the risks and uncertainties described under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” in this proxy statement/prospectus, and in the reports that Banner files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Banner and Pacific Financial and will be beyond the control of Banner as the surviving corporation in the event the merger occurs. There can be no assurance that the underlying assumptions or projected results will prove to be accurate or that the projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Banner or Pacific Financial could or might have taken during these time periods.
The inclusion in this proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Banner, Pacific Financial or the Pacific Financial Board, or Piper Sandler considered, or now consider, this prospective financial information to be material information to any holder of Pacific Financial common stock, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change, does not take into account any circumstances or events occurring after the date they were prepared, and does not attempt to predict or suggest actual future results of the surviving corporation in the merger, including the effects of negotiating or executing the merger agreement, the costs that may be incurred in connection with completing the merger, the effect on Banner or Pacific Financial of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information included in this document is the responsibility of management of Pacific Financial and Banner with respect to each of their respective institutions. Neither Baker Tilly US, LLP, Banner’s independent registered public accounting firm, nor CliftonLarsonAllen LLP, Pacific Financial’s independent auditor, has audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Baker Tilly US, LLP nor CliftonLarsonAllen LLP has expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The report of Banner’s independent registered public accounting firm incorporated in this proxy statement/prospectus relate to the historical financial information of Banner. Such report does not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information.
In light of the foregoing, and taking into account that the Pacific Financial special meeting of shareholders will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Pacific Financial shareholders are strongly cautioned not to place unwarranted reliance on such information, which was prepared or approved for the exclusive use of Piper Sandler for the sole purpose of performing financial analyses in connection with its fairness opinion, as described in this proxy statement/prospectus under “Opinion of Pacific Financial’s financial advisor” beginning on page 32.

Banner Prospective Financial Information

	2026	2027	2028	2029	2030
Net Income (000s)	$213,788	$224,050	$235,252	$246,898	$259,121
Earnings per Share	$6.29	$6.65	$6.98	$7.33	$7.69
Dividends per Share(1)	$1.56	$2.12	$2.23	$2.34	$2.46
Tangible Book Value per Share	$50.08	$54.46	$59.27	$64.32	$69.61

(1)	2026 dividends per share represent dividends per share paid or payable in Q2, Q3 and Q4 of that year.
Pacific Financial Prospective Financial Information

	2026	2027	2028	2029	2030
Net Income (000s)	$13,600	$15,425	$16,234	$17,045	$17,906
Earnings Per Share	$1.36	$1.57	$1.65	$1.73	$1.82
Dividends Per Share(1)	$0.45	$0.71	$0.75	$0.78	$0.82
Tangible Book Value Per Share	$11.93	$12.79	$13.70	$14.66	$15.67

(1)	2026 dividends per share represent dividends per share paid or payable in Q2, Q3 and Q4 of that year.
Accounting treatment of the merger
For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Pacific Financial as of the effective time of the merger will be recorded at their respective fair values and added to those of Banner. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of Banner issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Pacific Financial.
Material U.S. federal income tax consequences of the merger
The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Pacific Financial common stock. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion addresses only those U.S. holders of Pacific Financial common stock that hold their Pacific Financial common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax (such as estate or gift tax laws). Further, this discussion does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Pacific Financial common stock in light of their individual circumstances or to holders of Pacific Financial common stock that are subject to special rules, including, without limitation, non-U.S. holders; banks or other financial institutions; investors in pass-through entities; persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; brokers or dealers in commodities, securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Pacific Financial common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; and holders who acquired their shares of Pacific Financial common stock through the exercise of an employee stock option or otherwise as compensation; and holders who actually or constructively own 5% or more of Pacific Financial common stock.
If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Pacific Financial common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.
The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of Banner or Pacific Financial. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.
In General. The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Each of Miller Nash and Ballard Spahr have delivered opinions, dated June 15, 2026, and filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, to the effect that (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) Pacific Financial and Banner will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized to Pacific Financial’s Shareholders upon receipt of Banner common stock in exchange for their shares of Pacific Financial common stock, except to the extent of any cash received in lieu of fractional shares of Banner common stock. Additionally, it is a condition to Pacific Financial’s obligation to consummate the merger that Pacific Financial receive an opinion from Miller Nash, dated the closing date of the merger, and it is a condition to Banner’s obligation to consummate the merger that Banner receive an opinion from Ballard Spahr, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and Banner and Pacific Financial undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by Banner and Pacific Financial and upon customary factual assumptions. Neither Banner nor Pacific Financial has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
Tax Consequences of the Merger. Subject to the limitations, assumptions and qualifications described herein, and based upon the facts and representations contained in the representation letters received from Pacific Financial and Banner in connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, it is the opinion of Miller Nash, counsel to Pacific Financial, and Ballard Spahr, counsel to Banner, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. Accordingly, and on the basis of the foregoing opinions, as a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, upon exchanging their Pacific Financial common stock for Banner common stock, Pacific Financial shareholders generally will not recognize gain or loss, except with respect to cash received in lieu of fractional Banner common stock, if any (as discussed below). The aggregate tax basis of the Banner common stock received by a U.S. holder in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal such U.S. holder’s aggregate adjusted tax basis in the Pacific Financial common stock surrendered in the merger. The holding period for the Banner common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include such U.S. holder’s holding period of the Pacific Financial common stock that such U.S. holder surrendered in the merger. If a U.S. holder acquired different blocks of Pacific Financial common stock at different times or at different prices, the Banner common stock such U.S. holder receives generally will be allocated pro rata to each block of Pacific Financial common stock, and the basis and holding period of each block Banner common stock such U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Pacific Financial common stock exchanged for such block of Banner common stock. A U.S. holder that acquired different blocks of shares of Pacific Financial common stock at different times or at different prices should consult its own tax advisors regarding the determination of its adjusted basis in, and its holding period for, shares of Banner common stock received in the merger.
Cash in Lieu of Fractional Shares of Banner Common Stock. A U.S. holder who receives cash instead of a fractional share of Banner common stock will be treated as having received the fractional share of Banner common stock pursuant to the merger and then as having exchanged the fractional share of Banner common stock for cash in a redemption by Banner. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Pacific Financial common stock allocable to such fractional share. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such fractional share (including the holding period of the Pacific Financial common stock surrendered therefor) is greater than one year as of the effective time of the merger. Long-term capital gains of certain non-corporate taxpayers including individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Medicare Tax on Unearned Income. A U.S. holder that is an individual is generally subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain recognized in connection with the merger.
Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Pacific Financial common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) unless the holder provides proof of an applicable exemption satisfactory to Banner and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
A U.S. holder of Pacific Financial common stock, as a result of having received Banner common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of Pacific Financial common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the Pacific Financial common stock surrendered and the fair value of the Banner common stock and cash received in the merger. A “significant holder” is a holder of Pacific Financial common stock who, immediately before the merger, owned at least 5% of the vote or value of the outstanding stock of Pacific Financial or securities of Pacific Financial with a basis for federal income taxes of at least $1 million.
The preceding discussion is intended only as a summary of certain material U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign, and other tax laws and the effect of any proposed changes in the tax laws.
Regulatory approvals
The merger cannot proceed without the parties obtaining all requisite regulatory approvals. Banner and Pacific Financial have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of Pacific Financial with and into Banner is generally subject to non-objection, or approval, of the Federal Reserve, subject to waiver by the Federal Reserve under certain conditions. Banner filed a letter with the Federal Reserve on May 28, 2026, seeking a waiver of the application requirement for the merger of Pacific Financial with and into Banner as Banner believes such conditions are satisfied.
Immediately following the consummation of the merger, Banner will merge Bank of the Pacific with and into Banner Bank, with Banner Bank as the surviving bank. The bank merger is subject to the prior approval of the FDIC and

WDFI. Banner filed an application with the FDIC on May 28, 2026 seeking the necessary approval for the bank merger. The bank merger may not be consummated until 30 days after receipt of FDIC approval (unless the FDIC prescribes and the Attorney General concurs with a shorter 15-day period), during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC’s approval, unless a court specifically orders otherwise. Banner filed an application with the WDFI on May 28, 2026 seeking the necessary approval for the bank merger.
The application process includes publication of a notice announcing the proposed merger and opportunity for comment by the public. The FDIC may receive, and must consider, properly filed comments and protests from community members and groups regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The merger may not be consummated until 30 days after receipt of FDIC approval (unless the FDIC prescribes and the Attorney General concurs with a shorter 15-day period), during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC’s approval, unless a court specifically orders otherwise.
While Banner knows of no reason why the approval of any of the applications, or requests for waivers, would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger will be obtained or obtained in a timely manner.
Interests of certain persons in the merger
Members of the board of directors and executive officers of Pacific Financial and Bank of the Pacific may have interests in the merger that are different from, or are in addition to, the interests of Pacific Financial’s shareholders generally. The Pacific Financial Board was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to Pacific Financial’s shareholders to vote for approval of the merger agreement.
Stock Ownership. As of the date of the merger agreement and as of June 11, 2026, Pacific Financial’s directors and executive officers owned, in the aggregate, 1,235,877 shares of Pacific Financial’s common stock, representing approximately 12.3% of the outstanding shares of common stock as of the June 11, 2026 record date. See “Beneficial Ownership of Pacific Financial Common Stock by Management and Principal Shareholders of Pacific Financial” on page 68.
Treatment of Stock Options and Restricted Stock Units. Pacific Financial has granted stock options and awards of RSUs to its directors and its employees, including executive officers, under its 2011 Equity Incentive Plan and 2021 Equity Incentive Plan (collectively referred to as the “Stock Plans”). As of the date of the merger agreement and as of June 11, 2026, Pacific Financial had 170,000 stock options and 58,255 RSUs and 163,700 stock options and 58,255 RSUs, respectively outstanding. As of the date of the merger agreement and as of June 11, 2026, Pacific Financial’s directors and executive officers held in the aggregate 60,000 stock options and 28,877 RSUs and 60,000 stock options and 28,877 RSUs, respectively, granted under the Stock Plans. See “Beneficial Ownership of Pacific Financial Common Stock by Management and Principal Shareholders of Pacific Financial” on page 68 for information about the stock option and RSUs held by each director and executive officer as of the record date. The stock options and RSU awards held by directors and executive officers will be treated under the merger agreement in the same manner as the stock options and RSU awards held by holders that are not directors or executive officers.
If any holder of a Pacific Financial stock option that may by its terms be exercised provides a notice of exercise to Pacific Financial on or before the Option Exercise Notice Deadline, Pacific Financial will issue shares of Pacific Financial common stock upon proper exercise of the Pacific Financial stock option in accordance with the terms of the such stock option and relevant Stock Plan. Each share of Pacific Financial Common Stock received upon proper exercise of a Pacific Financial stock option prior to the Option Exercise Notice Deadline will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. However, no exercise of a Pacific Financial stock option will be permitted if an option holder fails to provide notice of exercise to Pacific Financial by the Option Exercise Notice Deadline.
At the effective time, each Pacific Financial stock option that is outstanding as of immediately prior to the effective time will fully vest and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the excess, if any, of (A) the product of the exchange ratio multiplied by the Banner Closing Stock Price over (B) the applicable exercise price of such Pacific Financial stock option; and (ii) the number of shares of Pacific Financial common stock subject to such Pacific Financial stock option, less any required withholding taxes.

At the effective time, each Pacific Financial RSU award that is outstanding as of immediately prior to the effective time will fully vest and any restrictions or risk of forfeiture will lapse. The shares of Pacific Financial common stock issuable upon the vesting and settlement of the Pacific Financial RSUs will be deemed to be issued and outstanding as of immediately prior to the effective time and will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time.
Assuming no exercise of stock options by any Pacific Financial director and executive officer, the directors and executive officers would receive an aggregate of $400,558 in exchange for their aggregate 60,000 stock options outstanding on the record date of June 11, 2026 assuming that the Banner Closing Stock Price was $67.24, which is the closing price of Banner common stock reported on Nasdaq of as of June 12, 2026, the latest practicable date before the date of this proxy statement/prospectus.
Based on the exchange ratio, Pacific Financial directors and executive officers are anticipated to receive 7,604 shares of Banner common stock in exchange for their aggregate 28,877 RSUs outstanding on the record date of June 11, 2026. Based on the closing price of Banner common stock reported on Nasdaq of $67.24 as of June 12, 2026, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration to be received by the Pacific Financial directors and executive officers in respect of their RSUs outstanding on June 11, 2026 is $511,247.
Payments Pursuant to Existing Employment Agreements. Pursuant to their respective employment agreements with Bank of the Pacific as currently in effect (each, an “employment agreement”), each of Denise Portmann, Carla Tucker, Dan Kuenzi, Walker Evans, and Terri McKinnis is entitled to certain payments if a “change in control” (as defined in each such agreement) occurs and the executive officer’s employment is terminated, subject to certain conditions precedent. The merger, if consummated, will constitute a change of control under the employment agreements.
Under the employment agreement with each executive, if the executive resigns for “good reason” (as defined in each agreement and subject to certain conditions precedent), or if Bank of the Pacific or its successors in interest terminates the executive’s employment agreement (other than for cause, or as a result of death or disability), in either case on the date of a change in control or within 24 months thereafter, then such executive will be entitled to receive a lump sum cash payment equal to (1) two times (or, under Ms. Portmann’s employment agreement, three times) the highest base compensation received by such executive over the prior three years, (2) two times (or, under Ms. Portmann’s employment agreement, three times) the average cash incentive bonus received by such executive based upon the prior three calendar years, and (3) any accrued but unused vacation days paid based upon such executive’s salary as of the date of termination. In addition, each executive will be entitled to either continued coverage of his or her then existing life, medical and disability insurance benefits for 18 months or a lump sum equal to the total premiums that would have been paid if such continuing coverage is not possible, as determined by Bank of the Pacific. Payment of all amounts owed to such executive under his or her respective employment agreement is contingent upon the executive’s execution of a release in a form acceptable to Bank of the Pacific. Payments, less applicable tax withholdings, will be made within 60 days of the date of termination, provided that if the 60-day period would extend into a subsequent calendar year, it will be paid in the subsequent calendar year. Such payment is subject to reduction if it would constitute a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code.
The respective employment agreements provide for lump sum payments, calculated in accordance with the terms of such agreements, estimated as follows: $1,447,135 for Ms. Portmann, $678,888 for Ms. Tucker, $663,044 for Ms. McKinnis, $645,002 for Mr. Kuenzi, and $646,022 for Mr. Evans. These amounts are calculated based on a hypothetical qualifying termination and payout as of June 10, 2026, which is the latest practicable date prior to the filing of this proxy statement /prospectus, and for Ms. Portmann, reflect a reduction from contractual payment amount due to the application of limits under Section 280G of the Internal Revenue Code. Actual amounts paid will vary based on the date of a qualifying termination and other factors. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a Pacific Financial executive officer may materially differ from the amounts set forth above.
If any payments made to any employee of Pacific Financial or its subsidiaries pursuant to employment agreement, severance agreement or any other plan or program of Pacific Financial or its affiliates are deemed to be “excess parachute payments,” as defined by Section 280G of the Internal Revenue Code, the recipient would be subject to an excise tax and such amount would be non-deductible for federal income tax purposes.
Employment with Banner Bank. At the effective time of the bank merger, Denise Portmann, the current Chief Executive Officer and President of Pacific Financial and Bank of the Pacific, is expected to become an executive vice president of Banner Bank, subject to her accepting the position with Banner Bank on mutually acceptable terms. Ms. Portmann is expected to receive the lump sum payment under her employment agreement regardless of whether she accepts such position. No other Pacific Financial director or executive officer is expected to a take a similar position with Banner or Banner Bank.
Indemnification and Insurance. Under the merger agreement, for a period of six years from and after the effective date, Banner is obligated to indemnify and defend each person who was, or has been at any time prior to the date of the merger agreement or who becomes prior to the effective time an officer or director of Pacific Financial or any of its subsidiaries (each, an “indemnified party”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the effective time, including, without limitation, the merger to the fullest extent that Pacific Financial was permitted to indemnify (and advance expenses to) its directors and officers under applicable legal requirements, including federal banking law, or under Pacific Financial articles of incorporation, in each case as in effect on the date of the merger agreement. Additionally, Banner is required to advance expenses (including fees and expenses of legal counsel) as incurred to these indemnified parties to the fullest extent that Pacific Financial was permitted to advance expenses to these indemnified parties under applicable legal requirements, including federal banking law, or under Pacific Financial articles of incorporation as of date of the merger agreement.
Pursuant to the terms of the merger agreement, Pacific Financial must obtain or cause its subsidiaries to obtain prior to the effective time the extension of Pacific Financial’s and each of its subsidiaries’ directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the effective time, covering each person covered by the then-existing policy for a period of up to six years after the effective time. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed 250% of the premiums Pacific Financial or Bank of the Pacific paid for its current policy term.
Banner will ensure that, if Banner consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or if Banner transfers all or substantially all its properties and assets to any person, any successor or assign of Banner will assume the indemnification, advancement of expenses, and insurance obligations set forth in the merger agreement.
Restrictions on resale of Banner common stock
The shares of Banner common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 (the “Securities Act”), and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Banner for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Banner include individuals or entities that control, are controlled by, or are under common control with Banner and may include the executive officers, directors and significant shareholders of Banner.
Pacific Financial shareholder dissenters’ rights
Under Washington law, dissenters’ rights are available to Pacific Financial shareholders with respect to the issuance of Banner common stock pursuant to the merger agreement. Below is a summary of relevant provisions of the Washington Business Corporation Act, as amended, or the WBCA.
General. The following discussion is a summary of the material statutory procedures to be followed by a holder of record of Pacific Financial common stock to dissent from the merger and perfect appraisal rights. Under the WBCA, Pacific Financial shareholders of record as of the record date have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Pacific Financial common stock, by complying with Subchapter 13 of the WBCA. Subchapter 13 of the WBCA defines “fair value,” with respect to a dissenters’ shares, as the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
Pacific Financial shareholders electing to exercise dissenters’ rights must comply with the provisions of applicable Washington laws in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that an Pacific Financial shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Washington dissenters’ rights laws, the full text of which is set forth in Appendix C to this proxy statement/prospectus.
A Pacific Financial shareholder who wishes to exercise dissenters’ rights must:
•
deliver to Pacific Financial before the vote is taken at the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares of Pacific Financial common stock if the proposed merger is effected; and

•	not vote such shares in favor of the proposed merger.
Pursuant to Subchapter 13 of the WBCA, a shareholder who wishes to assert dissenters’ rights must not vote their shares in favor of the proposed merger. Notwithstanding the foregoing, not voting in favor of the proposed merger is not, on its own, sufficient to properly provide notice of exercise of dissenters’ rights. A Pacific Financial shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:
Pacific Financial Corporation
Attn: Corporate Secretary
1216 Skyview Dr.
Aberdeen, Washington, 98520
Shareholders who wish to exercise dissenters’ rights should sign every communication. A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares of Pacific Financial common stock the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to Pacific Financial a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter shall be determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders. A beneficial shareholder may assert dissenters’ rights directly by submitting to Pacific Financial the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has the power to direct the vote.
A shareholder who does not, prior to the Pacific Financial special shareholders meeting, properly deliver to Pacific Financial a written notice of such shareholder’s intent to demand payment for the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the Pacific Financial merger proposal or abstain from voting.
If the merger is completed, Banner (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all Pacific Financial shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:
•	state where the payment demand must be sent and where and when certificates for certificated shares of Pacific Financial common stock must be deposited;
•	inform holders of uncertificated shares of Pacific Financial common stock to what extent transfer of the shares will be restricted after the payment demand is received;
•
supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

•	set a date by which Banner must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice is delivered; and
•	be accompanied by a copy of the dissenters’ rights provisions of Subchapter 13 of the WBCA.
A shareholder sent a notice as described above must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date the terms of the merger were first announced as set forth in the notice, and deposit the shareholder’s certificates representing of Pacific Financial common stock, if applicable, in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates representing shares of Pacific Financial common stock retains all other rights of a shareholder until these rights are canceled or modified. Banner may restrict the transfer of uncertificated shares of Pacific Financial common stock from the date the demand for payment is received until the proposed merger is effected or the restriction is released under the terms of the WBCA. Persons for whom dissenters’ rights are asserted as to uncertificated shares of Pacific Financial common stock retain all other rights of a shareholder until the effective date of the proposed merger.
A shareholder who does not demand payment or does not deposit the shareholder’s certificates representing shares of Pacific Financial common stock if required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares.
Other than with respect to after-acquired shares of Pacific Financial common stock which are addressed separately below, within 30 days of the later of the effective date of the proposed merger, or the date the payment demand is received, Banner shall pay each dissenter who complied with Subchapter 13 of the WBCA with the amount Banner estimates to be the “fair value” of the shareholder’s shares of Pacific Financial common stock, plus accrued interest. The payment must be accompanied by the corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any; an explanation of how Banner estimated the fair value of the shares; an explanation of how the interest was calculated; a statement of the dissenter’s right to demand payment; and a copy of Subchapter 13 of the WBCA.
If Banner does not effect the proposed merger action within 60 days after the date set for demanding payment and depositing share certificates representing Pacific Financial common stock, Banner shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares. If, after returning deposited certificates representing Pacific Financial common stock and releasing such transfer restrictions, Banner wishes to effect the proposed merger, it must deliver a new dissenters’ notice and repeat the payment demand procedure.
Banner may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed merger. To the extent Banner elects to withhold payment, after the effective date of the merger, it shall estimate the fair value of the affected shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. Banner shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under Subchapter 13 of the WBCA.
A dissenter may deliver a notice to Banner informing Banner of the dissenter’s own estimate of the fair value of the dissenter’s shares of Pacific Financial common stock and amount of interest due, and demand payment of the dissenter’s estimate, less any payment made by Banner pursuant to the above procedures, or reject Banner’s offer with respect to after-acquired shares and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if: the dissenter believes that the amount paid, or offered in the case of after-acquired shares, is less than the fair value of the dissenter’s shares of Pacific Financial common stock or that the interest due is incorrectly calculated; Banner fails to make payment as required above within 60 days after the date set for demanding payment; or Banner does not effect the proposed merger and does not return the deposited certificates representing Pacific Financial common stock or release the transfer restrictions imposed on uncertificated shares of Pacific Financial common stock within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment pursuant to this paragraph unless the dissenter notifies Banner of the dissenter’s demand within 30 days after Banner made or offered payment for the dissenter’s shares of Pacific Financial common stock.
If a demand for payment under the preceding paragraph remains unsettled, Banner shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Banner does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
Failure to follow the steps required by WCBA for perfecting dissenters’ rights may result in the loss of dissenters’ rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. A copy of the relevant statutory provisions is attached as Appendix C. You should refer to Appendix C for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix C.

THE PROCESS OF DEMANDING AND EXERCISING DISSENTERS’ RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR DISSENTERS’ RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SUBCHAPTER 13 OF THE WBCA. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SUBCHAPTER 13 OF THE WBCA, THE WBCA WILL GOVERN.

DESCRIPTION OF THE MERGER AGREEMENT
The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.
The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties Banner and Pacific Financial made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to consummate the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.
General
The merger agreement provides for the merger of Pacific Financial with and into Banner, with Banner as the surviving corporation. The merger is anticipated to be consummated in the third quarter of 2026. Immediately following the consummation of the merger, Banner will merge Bank of the Pacific, Pacific Financial’s wholly-owned bank subsidiary, with and into Banner Bank, with Banner Bank as the surviving bank. At such time, Bank of the Pacific’s banking offices will become banking offices of Banner Bank.
Closing and effective time
Closing. The closing of the merger will take place on the first day of the calendar month immediately following the satisfaction or waiver, subject to applicable legal requirements, of the conditions to closing set forth in the merger agreement, or at another time mutually agreed upon by the parties. See “Description of the Merger Agreement—Conditions to consummation of the merger” for a more complete description of the conditions that must be satisfied prior to closing. The date of the consummation of the merger sometimes is referred to in this proxy statement/prospectus as the closing date.
Consummation of the Merger. The merger will become effective as of the date and time specified in the articles of merger that will be filed with the Secretary of State of the State of Washington, or if no time is designated therein, at the time of filing of such articles of merger. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.
Consideration to be received in the merger
If the merger is consummated, each share of Pacific Financial common stock outstanding immediately prior to the effective time (other than shares held directly by Banner or any holder of Pacific Financial common stock who properly exercises dissenters’ rights) will be converted into the right to receive 0.2633 shares of Banner common stock, with cash paid in lieu of fractional shares.
Notwithstanding the foregoing, no fractional shares of Banner common stock will be issued in the merger. Instead, Banner will pay to each holder of Pacific Financial common stock who would otherwise be entitled to a fractional share of Banner common stock an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the fraction of a share to which such Pacific Financial shareholder would otherwise be entitled by the Banner Closing Stock Price.
Immediately prior to the merger, each outstanding RSU and stock option of Pacific Financial will fully vest. The Pacific Financial common stock required to be issued in connection with each vested RSU will be deemed to be issued and outstanding as of immediately prior to the effective time and will be treated in the merger in the same manner as other outstanding shares of Pacific Financial common stock at the effective time. Upon consummation of the merger, each stock option will be cancelled and the holder thereof will receive cash, subject to withholding taxes, based on application of a formula set forth in the merger agreement.
Under Washington law, Pacific Financial shareholders are entitled to dissent from the merger and obtain payment of the fair value of their shares, in connection with the merger. If a shareholder follows mandated procedures to perfect these statutory rights, including delivery of a demand notice before the shareholder vote is taken, the shareholder is entitled to receive the fair value of their shares in cash in lieu of the merger consideration.
If, between the date of the merger agreement and the effective time, shares of Banner common stock or Pacific Financial common stock are changed into a different number of shares or a different class of shares due to a reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Banner common stock is declared with a record date between the date of the merger agreement and the effective time, then the number of shares of Banner common stock issued to the holders of Pacific Financial common stock at the effective time shall be proportionately adjusted to provide to the holders of Pacific Financial common stock the same economic effect as contemplated by the merger agreement prior to such event.
The market price of Banner common stock will fluctuate before the consummation of the merger and before holders of Pacific Financial common stock receive the merger consideration to which they are entitled pursuant to the merger agreement. Holders of Pacific Financial common stock should obtain current stock price quotations for Banner common stock before voting on the merger.
Voting and support agreement
On April 30, 2026, concurrently with the execution of the merger agreement, Banner, Pacific Financial and the directors and executive officers of Pacific Financial, as well as a former Pacific Financial director who retired on April 23, 2026, in their capacities as shareholders of Pacific Financial, executed a voting and support agreement (the “voting and support agreement”). Under this agreement, these Pacific Financial shareholders have each agreed:
•
to be present (virtually or by proxy) at the shareholders’ meeting of Pacific Financial called to vote for approval of the merger agreement so that all shares of common stock over which the director or executive officer or a member of that individual’s immediate family has sole or shared voting power will be counted for the purpose of determining the presence of a quorum and to vote, or cause to be voted, all such shares in favor of approval of the merger agreement, and against any alternative acquisition proposal or action that would reasonably be expected to result in a breach of the merger agreement; and

•
not to sell, transfer or otherwise dispose of any shares of common stock of Pacific Financial until after the approval of the merger agreement by the shareholders, exclusive of certain specified dispositions and transfers.

The 1,269,358 shares subject to the voting and support agreement represent approximately 12.7% of Pacific Financial’s outstanding shares of common stock as of the record date for the special meeting. The voting obligations under the voting and support agreement will automatically terminate upon the earlier of (i) the date of the termination of the merger agreement, or (ii) the favorable vote of Pacific Financial’s shareholders with respect to the approval of the merger agreement. A copy of the form of voting and support agreement is attached as Exhibit A to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.
Exchange procedures
Banner has engaged Computershare Trust Company, N.A. to act as its exchange agent to handle the exchange of Pacific Financial common stock for the merger consideration and the payment of cash for any fractional share interests. Within five business days after the closing date, the exchange agent will:
•
mail to each holder of record of evidence of a book-entry account statement relating to the ownership of Pacific Financial shares (“uncertificated shares”) a customary form letter advising such holder that all of the holder’s uncertificated shares of Pacific Financial common stock have automatically converted into the right to receive the consideration to which such holder may be entitled pursuant to the merger agreement, and the holder thereof will automatically receive, as described in the letter, the number of whole shares of Banner common stock to which such holder of Pacific Financial common stock shall have become entitled pursuant to the merger agreement, plus cash in lieu of any fractional shares; and

•
send to each Pacific Financial certificated record holder a letter of transmittal for use in the exchange with instructions explaining how to surrender Pacific Financial common stock certificates to the exchange agent. Pacific Financial shareholders who own certificated shares and who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration, including cash in lieu of any fractional shares of Banner common stock.

Pacific Financial shareholders who hold certificated shares that do not exchange their Pacific Financial common stock will not be entitled to receive the merger consideration or any dividends or other distributions by Banner until their certificates are duly surrendered. After surrender of the certificates representing Pacific Financial shares, any unpaid dividends or distributions with respect to the Banner common stock represented by the certificates will be paid without interest. Holders of Pacific Financial common stock who cannot locate their stock certificates should follow the instructions set forth in the letter of transmittal for lost or stolen stock certificates.
Conduct of business of Pacific Financial pending the merger
Under the merger agreement, Pacific Financial has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is consummated or the merger agreement is terminated. In general, Pacific Financial is required to (i) conduct its business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Banner or Pacific Financial to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the contemplated transactions.
The following is a summary of the more significant restrictions imposed upon Pacific Financial and its subsidiaries, subject to the exceptions set forth in the merger agreement. Pacific Financial will not, without Banner’s prior written consent or as otherwise contemplated or permitted by the merger agreement or as required by applicable legal requirements:
•
issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its common stock or any security convertible into its capital stock;

•	permit any additional shares of its capital stock to become subject to new grants, including issuances under Pacific Financial benefit plans;
•	grant any registration rights with respect to its capital stock;
•
make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, other than (i) dividends from or among its wholly-owned subsidiaries, and (ii) quarterly dividends, at a rate not in excess of $0.15 per share of common stock, to its shareholders made in the ordinary course of business;

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (subject to specified exceptions);
•	amend the articles of incorporation or bylaws of Pacific Financial, or similar governing documents of its subsidiaries;
•
amend the terms of, waive any rights under, terminate, violate the terms of or enter into any (i) contract material to Pacific Financial, (ii) material restriction on Pacific Financial’s ability to conduct its business as presently conducted, or (iii) any contract or other binding obligation relating to its capital stock or any outstanding indebtedness;

•	enter into any new credit or lending relationship greater than $3,500,000;
•	renew any credit or lending relationship greater than $5,000,000
•	enter into any new non-real estate Small Business Administration (“SBA”) loan greater than $1,000,000;
•	enter into any new Woodside Auto Loan greater than $250,000;
•
other than incident to a reasonable loan restructuring, extend additional credit to any person or its affiliates if it is the obligor under any indebtedness to Pacific Financial or its subsidiaries (including Bank of the Pacific) that constitutes a nonperforming loan or against any part of such indebtedness that Pacific Financial or its subsidiaries (including Bank of the Pacific) has established loss reserves or any part of which has been charged-off;

•	enter into any new loan in an amount that exceeds Bank of the Pacific’s lending limit, except with respect to loan participations;

•
outside the ordinary course of business, commit to make, renew, extend the term of or increase the amount of any loan to any person if such loan, or any other loan by Pacific Financial or its subsidiaries (including Bank of the Pacific) to such person or their affiliate, is on Bank of the Pacific’s “watch list” or similar internal report, or has been classified by Bank of the Pacific or a regulatory authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”

•
fail to maintain an allowance for credit losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding;

•
fail to charge-off any loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable legal requirement, or place on non-accrual any loans or leases that are past due greater than 90 days;

•
sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for dispositions or discontinuances in the ordinary course of business, including SBA and United States Department of Agriculture loans originated by Pacific Financial, or of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to Pacific Financial;

•
acquire (subject to certain exceptions) or contract to acquire all or any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business in transactions that are not material to Pacific Financial, and which do not present a material risk that the closing date will be materially delayed or that any approvals necessary to complete the merger will be more difficult to obtain;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;
•
increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Pacific Financial or its subsidiaries, other than increases in the ordinary course of business consistent with past practices in timing, metrics and amount, other than as permitted by the merger agreement or as required by applicable legal requirements or the terms of existing Pacific Financial employee benefit plans;

•
become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee, director or shareholder;

•	accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Pacific Financial employee benefit plans;
•
cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Pacific Financial employee benefit plan;

•
materially change any actuarial assumptions used to calculate funding obligations with respect to any Pacific Financial employee benefit plan that is required by applicable legal requirements to be funded, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or an applicable legal requirement, except Pacific Financial may pay annual employee bonuses accrued as of the effective time of the merger in amounts that are consistent with the terms of the Pacific Financial employee benefit plan existing as of the date of the merger agreement;

•	incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness in excess of $250,000, other than in the ordinary course of business;
•
enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable legal requirements or requested by any regulatory authority;

•	materially change its deposits programs or increase rates paid on deposits, other than in the ordinary course of business;

•
settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $250,000 and that would not impose any material restriction on the business of Pacific Financial or its subsidiaries;

•
permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of Pacific Financial or its subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•
make or change any material tax elections, change or consent to any material change in it or its subsidiaries’ method of accounting for tax purposes, take any material position on any material tax return, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, file any material amended tax return or take any other similar action relating to the filing of any tax return or the payment of any tax;

•
hire any employee with an annual base salary or an independent contractor with annual compensation opportunities in excess of $100,000, other than to replace departed employees with like-compensated individuals;

•	purchase, sell, transfer or pledge (except in the case of permitted encumbrances) any investment securities, other than in the ordinary course of business;
•	make, or commit to make, any capital expenditures in excess of $250,000; or
•
agree to take, make any commitment to take, or adopt any resolutions of the Pacific Financial Board, or to allow the board of directors of any of the Pacific Financial subsidiaries to take or adopt any resolutions of such board of directors of such subsidiary, in support of, any of the actions prohibited by Section 5.2(b) of the merger agreement.

Certain covenants of the parties
Both parties have agreed to, among other things:
•
prior to closing, afford the other party and its representatives reasonable access to its facilities, operations, records and properties to prepare for the merger and to conduct any further necessary investigation, and, in the case of Pacific Financial, provide its regulatory filings and board materials to Banner except where prohibited by law;

•
within 45 days of the date of the merger agreement, cooperate with respect to, and Banner will file, with the SEC a registration statement on Form S-4 (including proxy materials), and Pacific Financial will use its commercially reasonable efforts to mail the proxy materials as promptly as practicable after the registration statement is declared effective;

•
not to issue any press release concerning the merger without the consent of the other party (such consent not to be unreasonably withheld), except as otherwise provided in the merger agreement or, after consultation, to the extent required by applicable law or Nasdaq rules, and each party may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in filings by such party with the SEC, so long as such statements are consistent with previous public disclosures;

•	use commercially reasonable efforts to satisfy the various covenants and conditions to closing in the merger agreement, and to consummate the contemplated transactions;
•	use commercially reasonable efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;
•	take such action to eliminate or minimize the impact of any anti-takeover laws that may become applicable to the merger;
•	notify the other party, and coordinate with respect to the defense, of any shareholder litigation related to the merger;
•	coordinate with respect to Banner’s assumption of Pacific Financial’s trust preferred securities and executive long term compensation agreements;

•	provide accurate information concerning itself and its subsidiaries for inclusion in the registration statement and proxy materials; and
•	cooperate in connection with planning for the combination, and for the consolidation of operating functions of the banks post-closing.
Pacific Financial has also agreed, among other things, to the following:
•	to provide notice of any known circumstance that is reasonably likely to result in a material adverse effect on Pacific Financial or constitute a breach of the merger agreement;
•
to call a special shareholders’ meeting and recommend approval of the merger agreement; provided, prior to the time the Pacific Financial shareholder approval is obtained, the Pacific Financial Board may change its recommendation if and only if Pacific Financial and its subsidiaries and representatives have complied with their obligations relating to the shareholders’ meeting, an unsolicited bona fide written acquisition proposal is made to Pacific Financial after the date of the merger agreement by a third party, and such acquisition proposal is not withdrawn, the Pacific Financial Board has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such acquisition proposal constitutes a superior proposal, the Pacific Financial Board has concluded in good faith (after consultation with its outside legal counsel) that failure to change its recommendation would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable legal requirements, prior to effecting the recommendation change, three business days have elapsed since Pacific Financial has given written notice to Banner advising Banner that Pacific Financial intends to take such action and specifying in reasonable detail the reasons therefor, and during such three business day period, Pacific Financial has considered, and engaged in good-faith discussions with Banner regarding, any adjustment or modification of the terms of the merger agreement and the Pacific Financial Board again reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of the merger agreement proposed by Banner) that such acquisition proposal nonetheless continues to constitute a superior proposal and that failure to make a recommendation change would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable legal requirements;

•
to adjourn or postpone the Pacific Financial shareholders’ meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of common stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Pacific Financial has not received proxies representing a sufficient number of shares necessary to obtain the shareholder approval; provided, that no such adjournment or postponement will delay the shareholders’ meeting by more than 30 days from the prior-scheduled date or to a date on or after the fifth business day preceding the 12-month anniversary of the date of the merger agreement;

•
to provide Banner the right, within 45 days of the date of the merger agreement, to require Pacific Financial to obtain title insurance commitments on its real estate (with the cost split between the parties), obtain title insurance policies to be dated as of the closing (at the cost of Banner), and, further at the cost of Banner, to conduct surveys, Phase I and/or Phase II environmental studies on Pacific Financial’s real estate;

•	unless waived by Banner, Pacific Financial must receive certain consents and approvals under material contracts listed in certain disclosure schedules; and
•	at the request of Banner, to use commercially reasonable efforts to amend or terminate Pacific Financial benefit plans at or immediately prior to the closing.
Banner has also agreed, among other things, to the following:
•
except as previously disclosed, as contemplated by the merger agreement, as required by law or with Pacific Financial’s consent (not be unreasonably withheld), not to take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain required regulatory approvals or consummate the merger, or amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the benefits of the merger to Pacific Financial shareholders, or adopt resolutions in support of the foregoing;

•	to authorize and reserve the shares to be issued in the merger; and
•	to use reasonable best efforts to list the shares to be issued on the Nasdaq Global Select Market.
No solicitation of or discussions relating to an acquisition proposal
The merger agreement contains provisions prohibiting Pacific Financial from initiating, soliciting, encouraging or knowingly facilitating an alternative proposal to the merger. Pacific Financial agreed to immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any persons other than Banner with respect to any acquisition proposal. Moreover, Pacific Financial has agreed that it will not, and will cause its subsidiaries (and its and its subsidiaries’ directors, officers, managers, employees, agents, consultants, advisors and other representatives) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, engage or participate in any negotiations with any person concerning, or provide any confidential information to, or have or participate in any discussions with, any person relating to an alternative proposal to the merger.
However, the merger agreement provides that Pacific Financial may furnish such information pursuant to a customary confidentiality agreement and participate in discussions or negotiations in response to an unsolicited acquisition proposal if prior to the receipt of the Pacific Financial shareholder approval and subject to Pacific Financial’s compliance with the above requirements, the Pacific Financial Board concludes in good faith that such proposal constitutes a superior proposal or would reasonably be likely to result in a superior proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable legal requirements. Pacific Financial is required to advise Banner regarding the status of any such alternative proposal to the merger.
Under the merger agreement, a “superior proposal” means a bona fide written acquisition proposal (with all references to “25%” in the definition of acquisition proposal in the merger agreement being treated as references to “51%” for these purposes) which the Pacific Financial Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger, after receiving the advice of its financial advisor, after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms in the merger agreement, including as they may be proposed to be amended by Banner), and after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable legal requirements.
Representations and warranties
Pacific Financial made representations and warranties to Banner in the merger agreement relating to, among other things:
•	corporate organization;
•	organization of Pacific Financial subsidiaries, including Bank of the Pacific;
•	authorization and enforceability of the merger agreement;
•	no conflicts resulting from the merger agreement and contemplated transactions;
•	capitalization of Pacific Financial;
•	capitalization of Pacific Financial subsidiaries, including Bank of the Pacific;
•	financial statements and regulatory filings;
•	books and records;
•	real property and leased properties;
•	loans, and the allowance for credit losses;
•	taxes;
•	employee benefits;

•	compliance with legal requirements;
•	legal proceedings and orders;
•	absence of certain changes;
•	material contracts, and any defaults thereunder;
•	insurance;
•	compliance with environmental laws;
•	transactions with affiliates;
•	brokerage commissions;
•	no circumstances that would result in approval delays;
•	labor and employment matters;
•	intellectual property;
•	investments;
•	fiduciary accounts and investment management activities;
•	no insurance activities;
•	cybersecurity; and
•	the opinion to be received from Piper Sandler.
Banner made representations and warranties to Pacific Financial in the merger agreement relating to, among other things:
•	corporate organization;
•	organization of Banner subsidiaries, including Banner Bank;
•	authorization and enforceability of the merger agreement;
•	no conflicts resulting from the merger agreement and contemplated transactions;
•	capitalization of Banner;
•	capitalization of Banner subsidiaries, including Banner Bank;
•	SEC reports, financial statements and regulatory filings;
•	compliance with legal requirements;
•	legal proceedings and orders;
•	absence of certain changes;
•	material contracts, and any defaults thereunder;
•	brokerage commissions;
•	taxes;
•	sufficient cash (for fractional shares) and authorized common stock; and
•	accuracy of information for the registration statement and proxy materials.
Regulatory matters
As soon as practicable following the date of the merger agreement, but no later than 45 days after the date of the merger agreement, Banner will prepare and file with the applicable regulatory authorities appropriate applications, notices or filings to obtain all requisite regulatory approvals. Pacific Financial and its subsidiaries will cooperate with Banner as reasonably requested by Banner and comply with the terms of such requisite regulatory approvals. Banner will provide Pacific Financial with copies of the non-confidential portions of all applications, notices or filings filed with any regulatory authorities for the requisite regulatory approvals, and Banner will keep Pacific Financial informed as to the progress of such applications and provide Pacific Financial with copies of all non-confidential correspondence or orders evidencing the requisite regulatory approvals. Pacific Financial will, upon request, furnish Banner with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any such applications, notices or filings.
Employee matters
After the merger, Banner must initially maintain employee benefit plans for former Pacific Financial employees that provide benefits substantially comparable to those for similar Banner employees or continue the current Pacific Financial benefit plans for such employees. The participation of former Pacific Financial employees in Banner benefit plans may commence at various times. To the extent that a former Pacific Financial employee becomes eligible to participate in a Banner benefit plan, Banner will cause such plan to:
•
provide that each covered employee will be credited with his or her years of service with Pacific Financial to the same extent that the employee was entitled to credit for such service under any applicable Pacific Financial plan;

•
provide that each covered employee will immediately be eligible to participate, without any waiting time, in any and all Banner plans to the extent coverage under such plan is similar in type to an applicable Pacific Financial plan in which such employee was participating immediately prior to the transition date; and

•
for purposes of each Banner plan providing medical, dental, pharmaceutical, vision or similar benefits to any covered employee, all pre-existing condition exclusions and actively-at-work requirements of such plan will be waived, unless such conditions would not have been waived under the similar Pacific Financial plan, and eligible expenses incurred by such covered employee and dependents during the portion of the plan year of the old plan ending on the transition date will be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements.

Any continuing employee of Pacific Financial who is terminated without cause during the one-year period following closing will be provided with severance benefits in an amount equal to the existing Pacific Financial severance program, unless such employee is entitled to contractual severance or change in control benefits. Any employee of Pacific Financial who is entitled to a “change in control” payment will receive such payment pursuant to the terms of his or her employment, change in control or similar agreement.
Banner will pay retention bonuses to certain continuing employees of Pacific Financial, with specific allocations to be determined.
Conditions to consummation of the merger
Closing Conditions for the Benefit of Banner. The obligations of Banner to consummate the transactions contemplated by the merger agreement are subject to satisfaction or waiver (where permitted) of several conditions, including:
•
Pacific Financial’s representations and warranties being true and correct (under certain materiality thresholds set forth in the condition) on the date of the merger agreement and at the time of closing, and Pacific Financial’s material compliance with all covenants, with each being certified by an executive officer of Pacific Financial;

•	receipt of approval of the merger agreement from Pacific Financial shareholders holding two-thirds of the outstanding shares of common stock;
•
the absence of certain proceedings related to the merger, which would reasonably be expected by the Banner board to have a material adverse effect on the combined entity, and the absence of an injunction or law prohibiting the transaction;

•	receipt of all necessary regulatory approvals without any burdensome condition attached thereto;
•	Banner’s registration statement will have become effective with no stop orders;
•	Ballard Spahr will have issued its tax opinion to Banner;

•
Banner will have filed with the Nasdaq Global Select Market a notification form for the listing of all shares of Banner common stock to be delivered in the merger, and the Nasdaq Global Select Market will not have objected to the listing of such shares of Banner common stock.

•	all Pacific Financial transaction expenses will have been paid or accrued at closing;
•	the absence of any change that has had or would reasonably be expected to have a material adverse effect on Pacific Financial;
•
Pacific Financial’s adjusted equity (which excludes accumulated other comprehensive loss (or gain), intangible assets and merger costs of Pacific Financial) will be equal to or greater than $124,269,000, calculated 10 business days before closing and certified by Pacific Financial’s chief financial officer; and

•	the holders of less than 10% of Pacific Financial shares of common stock have exercised dissenters’ rights.
Closing Conditions for the Benefit of Pacific Financial. The obligations of Pacific Financial to consummate the transactions contemplated by the merger agreement are subject to satisfaction or waiver (where permitted) of several conditions, including:
•
Banner’s representations and warranties being true and correct (under certain materiality thresholds set forth in the condition) on the date of the merger agreement and at the time of closing, and Banner’s material compliance with all covenants, with each being certified by an executive officer of Banner;

•	receipt of approval of the merger agreement from Pacific Financial shareholders holding two-thirds of the outstanding shares;
•
the absence of certain proceedings related to the merger, which would reasonably be expected by the Pacific Financial board to have a material adverse effect on the combined entity, and the absence of an injunction or law prohibiting the transaction;

•	receipt of all necessary regulatory approvals without any burdensome condition attached thereto;
•	Banner’s registration statement will have become effective with no stop orders;
•	Miller Nash will have issued its tax opinion to Pacific Financial;
•	Banner will have deposited shares to be issued with the exchange agent, and sufficient cash to pay for fractional shares;
•	Banner will have caused all shares of Banner common stock to be delivered in the merger to be listed on the Nasdaq Global Select Market at the effective time; and
•	the absence of any change that has had or would reasonably be expected to have a material adverse effect on Banner.
Indemnification and insurance
Following closing of the merger, for a period of six years, Banner will indemnify and hold harmless each present and former director or officer of Pacific Financial and its subsidiaries against any claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions accruing at or prior to the closing to the fullest extent that Pacific Financial is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under the articles of incorporation, and Banner will similarly advance expenses (including fees and expenses of legal counsel) as incurred to the fullest extent such director or officer would be entitled.
Also, prior to closing of the merger, Pacific Financial will obtain the extension of the reporting period under its existing directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the closing, covering directors and officers for a period of up to six years after the closing.
Dividends
Banner and Pacific Financial have agreed to coordinate with each other on the declaration of any dividends in respect of Banner common stock and Pacific Financial common stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Pacific Financial common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Pacific Financial common stock and any shares of Banner common stock any such holder receives in exchange therefor in the merger.
Termination
The merger agreement may be terminated, prior to closing, by:
•	mutual consent of the Banner and Pacific Financial boards of directors;
•
by either party if the merger has not been consummated on or before April 30, 2027, the 12-month anniversary of the date of the merger agreement, unless the failure to close by such date is due to the breach of a covenant by the party seeking to terminate;

•
by either party if any governmental authority has enacted any final law or order making the merger illegal, permanently enjoining the merger, or otherwise permanently prohibiting the consummation of the merger, unless the law or order is due to a breach of the merger agreement by the party seeking to terminate;

•
by either party if any required governmental approval is denied by final action, or any application, filing or notice for a required governmental approval is withdrawn at the request or recommendation of the governmental authority;

•
by Banner if the Pacific Financial shareholders’ meeting (including any postponement or adjournment) shall have concluded with the vote on the merger agreement having been taken and without the requisite shareholder vote being obtained;

•	by Banner if:
○	the Pacific Financial Board:
•	withholds, withdraws, qualifies or adversely modifies its recommendation that Pacific Financial shareholders vote in favor of the merger agreement,
•	fails to make its recommendation that Pacific Financial shareholders vote in favor of the merger agreement in the proxy statement,
•	adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an alternative acquisition proposal,
•
fails to publicly, finally and without qualification (i) recommend against any alternative acquisition proposal or (i) reaffirm its recommendation that Pacific Financial shareholders vote in favor of the merger agreement, in each case within 10 business days after any request by Banner to do so, or

•	publicly proposes to do any of the foregoing; or
○	Pacific Financial breaches or fails to perform its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement;
•
by either party if there is a breach by the other party that cannot be cured or has not been cured within 30 days after notice and such breach would entitle the non-breaching party to not consummate the transaction, provided the terminating party’s failure to perform its obligations is not the cause of such breach;

•
by Banner, if the cost to discharge certain discovered real property encumbrances is greater than $3 million, or if the cost to cleanup or remedy certain discovered environmental issues on real property is greater than $3 million; or

•	by Pacific Financial if:
○	Pacific Financial has complied with its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement;
○
the Pacific Financial shareholders’ meeting (including any postponements or adjournments) has concluded with the vote on the merger agreement having been taken and without the requisite shareholder vote being obtained; and

○
prior to the Pacific Financial shareholders’ meeting, Pacific Financial received an alternative acquisition proposal that constitutes a superior proposal and the Pacific Financial Board has determined to enter into a definitive agreement for the superior proposal upon termination of the merger agreement, and enters such agreement concurrently with such termination, subject to certain rights of Banner to negotiate and match the terms of the superior proposal.

Termination fee
Pacific Financial has agreed to pay Banner a termination fee of $6.3 million if the merger agreement is terminated under the following circumstances:
•	Banner terminates if:
○	the Pacific Financial Board:
•	withholds, withdraws, qualifies or adversely modifies its recommendation that Pacific Financial shareholders vote in favor of the merger agreement;
•	adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an alternative acquisition proposal;
•
fails to publicly, finally and without qualification (i) recommend against any alternative acquisition proposal or (ii) reaffirm its recommendation that Pacific Financial shareholders vote in favor of the merger agreement, in each case within 10 business days after any request by Banner to do so, or

•	publicly proposes to do any of the foregoing; or
○	Pacific Financial materially breaches or fails to perform its obligations under Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement.
•	Pacific Financial terminates if:
○
Pacific Financial has complied with its obligations under Section 5.4 (Company Shareholders’ Meeting) (including with respect to any adjournment or postponement) and Section 5.8 (Acquisition Proposals) of the merger agreement;

○
the Pacific Financial shareholders’ meeting (including any postponements or adjournments thereof) has concluded with the shareholder vote having been taken and the Pacific Financial shareholders’ approval has not been obtained; and

○
prior to the Pacific Financial shareholders’ meeting, Pacific Financial received a superior proposal which did not result from a breach of Section 5.4 (Company Shareholders’ Meeting) or Section 5.8 (Acquisition Proposals) of the merger agreement and the Pacific Financial Board has determined to enter into a definitive agreement providing for such superior proposal upon termination of the merger agreement and enters such agreement concurrently with such termination;

provided, however, Pacific Financial may not terminate the merger agreement pursuant to the above unless and until five business days have elapsed following the delivery to Banner of a written notice of such determination by the Pacific Financial Board and, during such five business day period, to the extent that Banner so requests, Pacific Financial and Banner cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the merger may be completed, and at the end of such five business day period, Pacific Financial continues, in good faith and after consultation with outside legal counsel and financial advisors (and after taking into account any adjustment or modification of the terms of the merger agreement proposed by Banner and delivered to Pacific Financial in writing), to believe that a superior proposal continues to exist;
•
If, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Pacific Financial or has been made directly to its shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Pacific Financial, and

○	thereafter the merger agreement is terminated:
•
by either Banner or Pacific Financial pursuant to Section 10.1(b) of the merger agreement (relating to either party’s termination right after the 12-month anniversary of the date of the merger agreement) (if the Pacific Financial shareholder approval has not theretofore been obtained but all other Pacific Financial conditions set forth in the merger agreement had been satisfied or were capable of being satisfied prior to such termination);

•	by Banner pursuant to Section 10.1(e) of the merger agreement (relating to Banner’s termination right if the Pacific Financial shareholder approval is not obtained); or
•	by Banner pursuant to Section 10.1(g) of the merger agreement (relating to Banner’s termination right if Pacific Financial breaches) as a result of a material breach, and
○	within 12 months after such termination Pacific Financial enters into a definitive written agreement with respect to such acquisition proposal.
Management after the merger
Upon consummation of the merger, the directors and officers of Banner immediately prior to the merger will remain the directors and officers of the combined corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.
Upon consummation of the bank merger, the current President and Chief Executive Officer of Bank of the Pacific, Denise Portmann, is expected to become an executive vice president of Banner Bank, subject to her accepting the position with Banner Bank.
Expenses and fees
Except as otherwise provided in the merger agreement, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated therein will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.
Nasdaq stock listing
Banner common stock currently is listed on the Nasdaq Global Select Market under the symbol “BANR.” The shares of Banner common stock to be issued to Pacific Financial’s shareholders as merger consideration also will be eligible for trading on the Nasdaq Global Select Market.
Governing law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Washington, without regard to any applicable conflicts of law.
Amendment
The merger agreement may be amended in writing by the parties at any time; provided, that after the Pacific Financial shareholder approval is obtained, there may not be, without further approval of the Pacific Financial shareholders, any amendment of the merger agreement that requires further approval under applicable legal requirements.

ABOUT BANNER AND PACIFIC FINANCIAL
Information about Banner Corporation
Banner Corporation is a bank holding company incorporated in the State of Washington which wholly owns one subsidiary bank, Banner Bank. Banner Bank is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of March 31, 2026, Banner had 135 branch offices and 15 loan production offices located in Washington, Oregon, California, Idaho, Utah and Nevada. Banner is subject to regulation by the Federal Reserve. Banner Bank is subject to regulation by the WDFI and the FDIC. As of March 31, 2026, Banner had total consolidated assets of $16.34 billion, total loans of $11.71 billion, total deposits of $13.84 billion and total shareholders’ equity of $1.97 billion.
Banner Bank is a regional bank that offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Banner Bank’s primary business is that of traditional banking institutions, accepting deposits and originating loans in locations surrounding its offices. Banner Bank is also an active participant in secondary loan markets, engaging in mortgage banking operations through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agriculture business loans, construction and land development loans, one- to four-family and multifamily residential loans, SBA loans and consumer loans.
Banner’s successful execution of its super community bank model and strategic initiatives has delivered solid core operating results and profitability over the last several years. Banner’s longer term strategic initiatives continue to focus on originating high quality assets and client acquisition, which Banner believes will continue to generate strong revenue while maintaining its moderate risk profile.
Banner common stock is listed on the Nasdaq Global Select Market under the ticker symbol “BANR.”
Information about Pacific Financial Corporation
Pacific Financial Corporation is a Washington corporation and the bank holding company for Bank of the Pacific, a state chartered and federally insured commercial bank that conducts business in western Washington and Oregon and operates 15 branches in the communities of Grays Harbor, Pacific, Thurston, Whatcom, Skagit, Clark and Wahkiakum counties in the State of Washington, and three branches in the communities of Clatsop and Clackamas counties in Oregon. Bank of the Pacific also operates loan production offices in the communities of Burlington, Washington and Salem, Oregon.
Bank of the Pacific offers banking products and services to small-to-medium sized businesses, professionals, individuals and public-sector entities. Lending products include commercial real estate loans, business and commercial loans, construction loans, SBA loans and working capital lines of credit as well as home equity and other consumer loans. Deposit products include personal and business checking, savings and money market accounts, health savings accounts, certificates of deposit and individual retirement accounts. In addition, Bank of the Pacific offers treasury management, merchant and online banking services.
As of March 31, 2026, Pacific Financial had total consolidated assets of $1.29 billion, total loans of $771.14 million, total deposits of $1.14 billion and total shareholders’ equity of $127.08 million.
Pacific Financial’s common stock is quoted on the OTCQX under the symbol “PFLC.”
Below is information regarding the trading price of, and dividends on, Pacific Financial common stock. Quotations are based on information received from the OTCQX based on all transactions reported on the OTCQX. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not reflect actual transactions. Quotations in Pacific Financial’s common stock may be subject to significant fluctuation based on the limited trading volume and a single trade may not be indicative of the stock’s long-term trading price. The following table sets forth for the periods indicated, the high and low quotations for Pacific Financial common stock along with the aggregate number of shares publicly reported as traded for each applicable quarter.

	High	Low	Volume	Cash Dividends Paid
2024
First Quarter	$11.29	$10.00	165,546	$0.14
Second Quarter	$10.19	$9.20	329,889	$0.14
Third Quarter	$11.65	$9.65	223,378	$0.14

	High	Low	Volume	Cash Dividends Paid
Fourth Quarter	$13.00	$11.55	367,410	$0.14
2025
First Quarter	$12.45	$10.90	222,753	$0.14
Second Quarter	$10.95	$9.70	136,954	$0.14
Third Quarter	$11.59	$10.67	166,706	$0.14
Fourth Quarter	$12.75	$11.40	99,312	$0.14
2026
First Quarter	$13.50	$12.45	209,530	$0.15
Second Quarter (through June 12, 2026)	$17.35	$12.66	2,862,854	$0.15

As of the record date, the 10,025,137 outstanding shares of Pacific Financial common stock were held by approximately 712 holders of record.
Subject to certain limitations set forth in the merger agreement, including a maximum permitted dividend rate of $0.15 per share of Pacific Financial common stock, Pacific Financial intends to continue its policy of paying quarterly dividends. However, future cash dividend payments will depend upon a number of factors, including, but not limited to, capital requirements, regulatory limitations, and Pacific Financial’s financial condition and results of operations.
The following table presents, as reported by the OTCQX, the high and low prices for Pacific Financial common stock on April 29, 2026, the last trading day before the merger was publicly announced, and June 12, 2026, the last practicable day for which information was available prior to the date of this prospectus and proxy statement.

	High	Low
April 29, 2026	$13.14	$13.14
June 12, 2026	$17.35	$17.01

BENEFICIAL OWNERSHIP OF PACIFIC FINANCIAL COMMON STOCK
BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS
The following table sets forth the beneficial ownership of Pacific Financial common stock as of June 11, 2026, which is the most recent practicable date prior to the filing of this proxy statement/prospectus, by: (i) each person known by Pacific Financial to beneficially own more than 5% of the outstanding shares of Pacific Financial common stock; (ii) each director and executive officer of Pacific Financial; and (iii) all directors and executive officers of Pacific Financial as a group. The information has been obtained from Pacific Financial, or from information furnished directly by the person named below to Pacific Financial.
Beneficial ownership is determined in accordance with the rules of the SEC, based voting and investment power with respect to shares. The percentage of beneficial ownership is calculated based upon 10,025,137 shares of Pacific Financial common stock issued and outstanding as of June 11, 2026. As of June 11, 2026 there were 163,700 outstanding options and 58,255 outstanding RSUs which, pursuant to the merger agreement, will become fully vested immediately prior to the effective time as a result of the merger.
In connection with the merger agreement, each director and executive officer of Pacific Financial entered into a voting and support agreement with Banner and Pacific Financial, pursuant to which they have agreed to vote all of their shares of Pacific Financial common stock in favor of the merger proposal at the special meeting, subject to the terms and conditions of such agreement.
Unless indicated otherwise, the address for each shareholder listed in the table below is: c/o Pacific Financial Corporation, 1216 Skyview Dr., Aberdeen Washington 98520.

Name	Shares	Shares Underlying Stock Options and RSUs(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors
Douglas N. Biddle	32,002	—	32,002	*
Peter R. Dworkin	1,937	—	1,937	*
Benjamin R. Ertischek	2,500	—	2,500	*
Kristi A. Gundersen	9,282	—	9,282	*
Randy W. Rognlin	843,132	—	843,132	8.4%
Douglas M. Schermer	240,734	—	240,734	2.4%
Daniel J. Tupper	7,882	—	7,882	*
Executive Officers
Walker G. Evans	9,381	10,000	19,381	*
Daniel E. Kuenzi	9,978	10,000	19,978	*
Terri L. McKinnis		4,000	4,000	*
Denise J. Portmann(2)	75,225	20,000	95,225	*
Carla F. Tucker	3,824	10,000	13,824	*
Directors and Executive Officers as a group (12 persons)	1,235,877	54,000	1,289,877	12.8%

*	Less than 1% of shares outstanding.
(1)
The amounts shown above include shares of Pacific Financial common stock that the named individuals have the right to acquire within 60 days after June 12, 2026, through the exercise of stock options granted or vesting of restricted stock units pursuant to Pacific Financial’s stock-based compensation plans.

(2)	Ms. Portmann is also a director of Pacific Financial.

DESCRIPTION OF BANNER CAPITAL STOCK
As a result of the merger, Pacific Financial shareholders who receive shares of Banner common stock in the merger will become Banner shareholders. Your rights as Banner shareholders will be governed by Washington law, the Banner articles of incorporation and the Banner bylaws. The following provides a description of the material terms of Banner common stock, including the Banner common stock to be issued in connection with the merger. We urge you to read the applicable provisions of Washington law, the Banner articles of incorporation, the Banner bylaws and federal law governing bank holding companies carefully and in their entirety because they describe your rights as a holder of Banner common stock.
General
As of June 11, 2026, Banner’s authorized capital stock consists of:
•	50,000,000 shares of common stock, $0.01 par value per share;
•	5,000,000 shares of non-voting common stock, $0.01 par value per share; and
•	500,000 shares of preferred stock, $0.01 par value per share.
As of June 11, 2026, there were 33,984,909 shares of Banner common stock issued and outstanding. No shares of Banner non-voting common stock and no shares of Banner preferred stock are currently outstanding. Banner common stock is traded on the Nasdaq Global Select Market under the symbol “BANR.”
Common Stock
Each share of Banner common stock has the same relative rights and is identical in all respects with each other share of Banner common stock. Banner common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.
Subject to any prior rights of the holders of any preferred or other stock of Banner then outstanding, holders of Banner common stock are entitled to receive such dividends as are declared by the board of directors of Banner out of funds legally available for dividends.
Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Banner common stock and each share is entitled to one vote. See “—Anti-Takeover Effects—Restrictions on Voting Rights.” Subject to any prior rights of the holders of any Banner preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of Banner, holders of shares of Banner common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Banner common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by Banner, nor do they have cumulative voting rights.
Nonvoting Common Stock
The holders of Banner nonvoting common stock have no voting rights except as required by the Washington Business Corporations Act, which we refer to as the “WBCA,” and as described in the next sentence. In addition to any other vote required by law, the affirmative vote of the holders of a majority of the outstanding shares of Banner nonvoting common stock, voting separately as a class, is required to amend Banner’s articles of incorporation to alter or change the designation, preferences, limitations or relative rights of all or part of the shares of Banner nonvoting common stock.
Except with respect to voting, Banner nonvoting common stock and Banner common stock have the same rights, preferences and privileges, share ratably in all assets of the corporation upon its liquidation, dissolution or winding-up, are entitled to receive dividends (other than certain stock dividends described in the next sentence) in the same amount per share and at the same time, as and if declared by Banner’s board of directors, and are equal and identical in all other respects as to all other matters. In the event of any stock dividend having the effect of a stock split, stock combination or other reclassification of shares of either the Banner common stock or the Banner nonvoting common stock, the outstanding shares of the other class will be proportionately split, combined or reclassified in a similar manner, except that holders of Banner common stock will receive only shares of Banner common stock in respect of their shares of Banner common stock and holders of Banner nonvoting common stock will receive only shares of Banner nonvoting common stock in respect of their shares of Banner nonvoting common stock.

No transfer of shares of Banner nonvoting common stock by the initial holders of those shares (or such holders’ affiliates) is permitted, except for specified permitted transfers or transfers to affiliates of the initial holders of the nonvoting common stock. Each share of nonvoting common stock will be converted automatically into one share of common stock upon a permitted transfer.
In the event of any merger, consolidation, reclassification or other transaction in which the shares of Banner common stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Banner nonvoting common stock will simultaneously be similarly exchanged or changed into an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property that such Banner nonvoting common stock would be entitled to receive if it were converted into a share of Banner common stock immediately prior to such transaction. In case of any offer to repurchase shares, pro rata subscription offer, rights offer or similar offer to holders of Banner common stock, Banner is required to provide the holders of Banner nonvoting common stock the right to participate.
Preferred Stock
The Banner articles of incorporation permit the Banner board of directors to authorize the issuance of up to 500,000 shares of preferred stock, par value $0.01, in one or more series, at such time or times and for such consideration as the board of directors of Banner may determine, without shareholder action. The board of directors of Banner is expressly authorized at any time, and from time to time, to issue Banner preferred stock, with such voting and other powers, liquidation preferences and participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The Banner board of directors is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any voting rights. The ability of Banner’s board of directors to approve the issuance of preferred or other stock without shareholder approval could dilute the voting power or other rights or adversely affect the market value of Banner common stock and may make an acquisition by an unwanted suitor of a controlling interest in Banner more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Banner.
Shares of preferred stock redeemed or acquired by Banner may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Banner upon approval of its board of directors.
Anti-Takeover Effects
The provisions of the Banner articles of incorporation, its bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares. The Banner articles of incorporation authorize the issuance of 50,000,000 shares of common stock, 5,000,000 shares of non-voting common stock and 500,000 shares of preferred stock. These shares of common stock and preferred stock provide the Banner board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Banner board of directors consistent with its fiduciary duty to deter future attempts to gain control of Banner. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Banner board of directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Banner, and thereby assist the board and members of management to retain their positions.
Restrictions on Voting Rights. The Banner articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of its equity securities. Specifically, the Banner articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of Banner equity securities without the prior approval by a two-thirds vote of the “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of Banner’s outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person is entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of the “Continuing Directors” and for Banner’s employee benefit plans. Under the Banner articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Banner articles of incorporation provide that a majority of the Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of the outstanding shares of Banner common stock in a proxy contest or on other matters on which such person is entitled to vote.
Board of Directors. All directors are subject to annual elections. The Banner articles of incorporation provide that the size of the board of directors is not less than five or more than 25 as set in accordance with the bylaws. The Banner articles of incorporation provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, will be filled by a vote of two-thirds of the directors then in office. Any director so chosen will hold office for a term expiring at the next annual meeting of shareholders. The Banner articles of incorporation further provide that a director may be removed from the Banner board of directors prior to the expiration of their term only for cause and only upon the vote of the holders of 80% of the total votes eligible to be cast thereon. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire board of directors, but only with cause, and replace it with persons of such holders’ choice.
Cumulative Voting, Special Meetings and Action by Written Consent. The Banner articles of incorporation do not provide for cumulative voting for any purpose. Moreover, the Banner articles of incorporation provide that special meetings of shareholders may be called only by the Banner board of directors or by a committee of the board of directors. In addition, the Banner bylaws require that any action taken by written consent must receive the consent of all of the outstanding voting stock entitled to vote on the action taken.
Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The Banner articles of incorporation require the approval of the holders of (i) at least 80% of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately, the approval of the holders of at least 80% of the outstanding shares of each such class or series) and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including shares deemed beneficially owned by a “Related Person,” for certain “Business Combinations” involving a Related Person, except in cases where the proposed transaction has been approved in advance by two-thirds of those members of Banner’s board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term “Related Person” is defined to include any individual, corporation, partnership or other entity (other than tax-qualified benefit plans of Banner) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of Banner or an affiliate of such person or entity. The term “Business Combination” is defined to include: (i) any merger or consolidation of Banner with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Banner to a Related Person; (iii) any merger or consolidation of a Related Person with or into Banner or a subsidiary of Banner; (iv) any sale, lease, exchange, transfer or other disposition of certain assets of a Related Person to Banner or a subsidiary of Banner; (v) the issuance of any securities of Banner or a subsidiary of Banner to a Related Person; (vi) the acquisition by Banner or a subsidiary of Banner of any securities of a Related Person; (vii) any reclassification of common stock of Banner or any recapitalization involving the common stock of Banner; or (viii) any agreement or other arrangement providing for any of the foregoing.
Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless (a) the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, (b) at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the affirmative vote of at least two-thirds of the votes entitled to be cast by the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, or issuance or redemption of stock to or from, the Acquiring Person; the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of assets, to or with an Acquiring Person, with an aggregate market value equal to five percent or more of the aggregate market value of the target corporation’s consolidated assets, outstanding shares or consolidated net income; termination of 5% or more of the target corporation’s employees employed in Washington state, as a result of the Acquiring Person’s acquisition of 10% or more of the target corporation’s shares; or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements. This summary of certain WBCA provisions does not purport to be complete.
Amendment of Articles of Incorporation and Bylaws. Amendments to the Banner articles of incorporation must be approved by its board of directors by a majority vote of the board of directors and by Banner shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon (after giving effect to the provision limiting voting rights, if applicable) is required to amend or repeal certain provisions of the Banner articles of incorporation, including the provision limiting voting rights, the provisions relating to the removal of directors, shareholder nominations and proposals, the approval of certain business combinations, calling special meetings, director and officer indemnification by us and amendment of the Banner bylaws and articles of incorporation. The Banner bylaws may be amended by a majority vote of its board of directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors at a duly constituted meeting of shareholders.
Shareholder Nominations and Proposals. The Banner articles of incorporation generally require a shareholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a shareholder meeting to give not less than 30 nor more than 60 days’ advance notice to the Secretary of Banner. The notice provision requires a shareholder who desires to raise new business to provide certain information to Banner concerning the nature of the new business, the Banner shareholder and the shareholder’s interest in the business matter. Similarly, a Banner shareholder wishing to nominate any person for election as a director must provide Banner with certain information concerning the nominee and the proposing shareholder.
The cumulative effect of the restrictions on a potential acquisition of Banner that are contained in the Banner articles of incorporation and bylaws, and federal and Washington law, may be to discourage potential takeover attempts of Banner and perpetuate incumbent management of Banner, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

COMPARISON OF RIGHTS OF BANNER SHAREHOLDERS AND PACIFIC FINANCIAL SHAREHOLDERS
As a shareholder of Pacific Financial, your rights are governed by Pacific Financial’s articles of incorporation and bylaws, each as currently in effect. Upon consummation of the merger, the rights of Pacific Financial shareholders who receive shares of Banner common stock in exchange for their shares of Pacific Financial common stock will be governed by Banner’s articles of incorporation and bylaws, as well as the rules and regulations applying to public companies. Banner and Pacific Financial are both incorporated in Washington and are subject to the Washington Business Corporation Act, as amended, or the WBCA.
The following discussion summarizes material similarities and differences between the rights of Pacific Financial shareholders and Banner shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the WBCA and Banner’s and Pacific Financial’s respective articles of incorporation and bylaws, each as currently in effect.

	Banner Shareholder Rights	Pacific Financial Shareholder Rights
Authorized Capital Stock:
Banner is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, 5,000,000 shares of non-voting common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share (“Banner preferred stock”).

As of June 11, 2026 Banner had 33,984,909 shares of common stock outstanding, no shares of non-voting common stock outstanding, and no shares of preferred stock outstanding. Issuances of shares of Banner preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by the Banner Board.

Pacific Financial is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $.01 per share (“Pacific Financial preferred stock”).

As of June 11, 2026, Pacific Financial had 10,025,137 shares of common stock outstanding, and no preferred stock issued or outstanding. Issuances of shares of Pacific Financial preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by the Pacific Financial Board.

Dividends:	Subject to any rights of holders of Banner preferred stock, Banner may pay dividends if, as and when declared by the Banner Board.	Subject to any rights of holders of Pacific Financial preferred stock, Pacific Financial may pay dividends if, as and when declared by the Pacific Financial Board.

Voting Limitations:
Banner’s articles of incorporation impose restrictions on the voting of shares beneficially owned in excess of 10% of any class of equity security of Banner (without prior approval of two-thirds of directors who are unaffiliated with the beneficial owner holding in excess of 10%), limiting the votes per share beneficially held in excess of 10% to one one-hundredth of a vote per share in excess of 10%.
Pacific Financial’s articles of incorporation and bylaws do not impose voting restrictions on shares held in excess of a beneficial ownership threshold.

	Banner Shareholder Rights	Pacific Financial Shareholder Rights
Number of Directors; Classification:
The Banner Board currently consists of 12 members. Banner’s bylaws provide that the number of directors constituting the entire Banner Board shall be fixed by the Board from time to time, except as required by the Banner’s articles of incorporation. Banner’s articles of incorporation state that the Banner Board shall consist of a maximum of twenty-five persons (excluding directors elected by holders of preferred stock voting as a class) and a minimum of 5 persons.

The Banner Board is not classified and each director is elected for a one-year term.

The Banner articles of incorporation prohibit a decrease in the number of directors that has the effect of shortening the term of any incumbent director. Additionally, no action may be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office concur in said action.

The Pacific Financial Board currently consists of 8 members, and will consist of a maximum of 20 persons and a minimum of 5 persons. The number of directors shall be fixed from time to time by the Pacific Financial Board pursuant to a resolution adopted by a majority of the Pacific Financial Board.

The Pacific Financial Board is classified into three classes, and each class consists, as nearly as possible, of one-third of the total number of directors of the Pacific Financial Board. Each class of directors will serve on the board for staggered three-year terms. Except for the first term of all classes of initial directors, the term of office of each class expires on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected.

Election of Directors; Vacancies:
Each Banner shareholder is entitled to one vote for each share of the voting stock held by such shareholder.

Banner’s articles of incorporation and bylaws do not provide for cumulative voting.

Banner’s bylaws provide that any vacancy on the Banner Board may be filled by a vote of two thirds of the directors then in office.

Each Pacific Financial shareholder is entitled to one vote for each share of the voting stock held by such shareholder.

Pacific Financial’s articles of incorporation and bylaws do not provide for cumulative voting.

Pacific Financial’s bylaws provide that that any vacancy on the Pacific Financial Board may be filled by a majority vote of the directors then in office or by the votes of a majority of stockholders entitled to vote for the positions vacated.

Removal of Directors:
Subject to any rights of holders of Banner preferred stock with respect to any director elected thereby, Banner’s articles of incorporation provide that any director (other than those elected by holders of Banner preferred stock voting as a class) or the entire Banner Board may be removed only for cause and only on the affirmative vote of the holders of at least 80% of the total votes eligible to be cast at a meeting called expressly for such purpose.

Subject to any rights of holders of Pacific Financial preferred stock with respect to any director elected thereby, Pacific Financial’s bylaws provide that one or more directors may be removed, with or without cause, at a special meeting of shareholders called expressly for that purpose, if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

	Banner Shareholder Rights	Pacific Financial Shareholder Rights
Call of Special Meeting of Directors:	Banner’s bylaws provide that a special meeting of the Banner Board may be called by the chairman or vice chairman of the Banner Board, the president, or one-third of the directors.
Pacific Financial’s bylaws provide that a special meeting of the Pacific Financial Board may be called by the chairperson of the Pacific Financial Board, the chief executive officer, the president or any two directors of the corporation.

Limitation on Director Liability:
Banner’s articles of incorporation and bylaws provide that no director shall be liable to Banner or its shareholders for monetary damages for breach of his or her fiduciary duty, provided that liability is not eliminated or limited with respect to acts or omissions that involve: (i) intentional misconduct by the director; (ii) a knowing violation of law by the director; (iii) conduct violating RCW Section 23B.08.310 (relating to unlawful distributions by the corporation); or (iv) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Pacific Financial’s articles of incorporation and bylaws provide that no current or former director, officer-director, or subsidiary outside director shall be liable to Pacific Financial or its shareholders for monetary damages for conduct as a director, officer-director, or subsidiary outside director unless the conduct is finally adjusted to have been (i) intentional misconduct or a knowing violation of law, (ii) any unlawful action under Section 23B.08.1309 of the Revised Code of Washington, or (iii) any transaction from which the director derived an improper personal benefit.

Indemnification:
Banner’s articles of incorporation provides that Banner shall, to the fullest extent permitted by the WBCA, indemnify and advance expenses to each person who is or was a director, officer or agent of Banner and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. However, such indemnity will not apply to: (i) acts or omissions of the director or officer finally adjudged to violate law; (ii) conduct of the director or officer finally adjudged to violate RCW Section 23B.08.310 (relating to unlawful distributions by the corporation), or (iii) any transaction with respect to which it was finally adjudged that such director and officer personally received a benefit in money, property, or services to which the director was not legally entitled. Each person who is or was an employee or agent of Banner or who serves or served at the request of Banner as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise may be indemnified by Banner in accordance with, and to the fullest extent permitted by, the WBCA. The advancement of expenses to persons indemnified by Banner is governed pursuant to contracts or resolutions of the Banner Board.

Pacific Financial’s articles of incorporation provides that Pacific Financial shall indemnify any person who is or was a director, officer-director, or director of a subsidiary, who is or threated to be made a party to any action, suit, or proceeding, by reason of their status as a director, officer-director, or director of a subsidiary, with the exception of claims asserted against the corporation or persons related to or associated with it. Additionally, indemnification in regulatory proceedings shall be subject to the limits of applicable state or federal banking regulations and Federal Deposit Insurance Corporation rules, regulations, and orders.

The right to indemnification provided in Pacific Financial’s articles of incorporation includes the right to be paid by Pacific Financial for the reasonable expenses incurred in defending any such proceeding in advance of its final disposition. Rights to indemnification under the articles of incorporation will continue as to a person who has ceased to be a director, officer-director or director of a subsidiary and will inure to the benefit of their heirs, executors, and administrators.

	Banner Shareholder Rights	Pacific Financial Shareholder Rights
Call of Special Meetings of Shareholders:
Banner’s bylaws provide that special meetings of shareholders for any purpose or purposes may be called at any time by the Banner Board, or by a committee of the Banner Board which has been duly designated by the Banner Board and whose powers and authorities provided in a resolution of the Banner Board or in the bylaws of Banner, include the power and authority to call such meetings.

Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called must be given not less than 10 nor more than 60 days prior to the date of the meeting to each shareholder entitled to vote at the meeting, with the exception that not less than 20 days’ notice shall be provided in the case of a special meeting to act on an amendment to the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of assets pursuant to Section 23B.12.020 of the Revised Code of Washington or any subsequent successor statute, or the dissolution of the corporation. Only business within the purpose or purposes described in the notice shall be addressed at the special meeting.

Pacific Financial’s articles of incorporation and bylaws provide that, subject to the rights of holders of Pacific Financial preferred stock, a special meeting of shareholders may be called at any time, upon the request of any shareholder(s) holding more than 25% of the voting power of all shareholders, by the Pacific Financial Board or by the President.

Written notice stating the date, time, and place of the special meeting and the purpose or purposes for which the meeting is called, will be transmitted by mail, private carrier, or personal delivery not less than ten (10) nor more than sixty (60) days before the date of each shareholders’ meeting, unless a purpose of the meeting is to act on an amendment to the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of all or substantially all of the assets of the corporation, or the dissolution of the corporation, in which case notice will be delivered not less than twenty (20) nor more than sixty (60) days before the date of the shareholders’ meeting.

Quorum of Shareholders:	Banner’s bylaws provide that a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy constitutes a quorum at a meeting of shareholders.
Pacific Financial’s bylaws provide that a majority of the outstanding shares entitled to vote on a matter by a voting group, represented in person or by proxy, constitute a quorum of that voting group.

Advance Notice Regarding Shareholder Proposals
The matters to be considered and brought before any annual or special meeting of shareholders of Banner shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in the bylaws of Banner.

In order for a shareholder of the corporation to make any such nominations and/or proposals, he or she shall give notice thereof in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the corporation not less than thirty days nor more than sixty days prior to any such

The matters to be considered and brought before any annual meeting of shareholders of Pacific Financial shall be limited to only such matters as shall have been brought before the meeting (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the Pacific Financial Board, or (iii) by any shareholder of record who complies with the procedures set forth in the bylaws. Notice of any shareholders’ meeting may be waived at any time, by the shareholder entitled to notice, in a signed writing delivered to Pacific Financial. A shareholder’s attendance at a meeting waives objection to lack of notice unless the shareholder objects at the beginning of the meeting.

Banner Shareholder Rights	Pacific Financial Shareholder Rights

meeting; provided, however, that if less than thirty-one days’ notice of the meeting is given to shareholders, such written notice shall be delivered or mailed, as prescribed, to the secretary of the corporation not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders.

A shareholder notice must contain the following information: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation’s books, of the shareholder proposing such business; (iii) the class and number of shares of the corporation which are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business. Any shareholder Notice relating to the nomination of directors must also contain: (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominees, (iii) the number of shares of stock of the corporation which are beneficially owned by each such nominee, (iv) such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee pursuant to Regulation 14A of the General Rules and Regulations of the Securities Exchange Act of 1934 (the “Exchange Act”), including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, and (v) as to the shareholder giving such notice (a) his name and address as they appear on the corporation’s books and (b) the class and number of shares of the corporation which are beneficially owned by such shareholder).

For business to be properly brought by a shareholder before an annual meeting, it must be timely and in compliance with the bylaws. To be timely, a shareholder’s notice shall be delivered personally or by certified mail to the secretary of Pacific Financial. The secretary must receive the notice at the principal executive offices of Pacific Financial not later than the close of business on the 45th calendar day prior to the first anniversary of the initial mailing date of the corporation’s proxy materials for the preceding year’s annual meeting, except that if the date of the annual meeting is more than 30 calendar days before or after the preceding year’s annual meeting, such notice must be received by the close of business on the later of the 10th day following the date on which the date of such meeting is first publicly announced and the 75th calendar day prior to the date of such meeting.

The notice must contain the information required by Rule 14a-8 promulgated by the SEC under the Exchange Act.

Nominations for election to the Pacific Financial Board may be made by the Pacific Financial Board or by any stockholder of any outstanding class of stock of the corporation entitled to vote for the election of directors. Nominations, other than those made by the Pacific Financial Board must be made in writing and delivered or mailed to the chairman of the corporation not less than fourteen (14) days nor more than sixty (60) days prior to any meeting of shareholders called for the election of directors; provided, however, if less than twenty-one (21) days’ notice of the meeting is given to shareholders, such nominations will be mailed or delivered not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification will contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of stock of the corporation that will

	Banner Shareholder Rights	Pacific Financial Shareholder Rights

be voted for each proposed nominee; (d) the name and address of the notifying shareholder; and (e) the number of shares of common stock of the corporation owned by the notifying shareholder. Any nomination not made in accordance with these provisions may, at the discretion of the chairperson of the meeting, be disregarded.

Shareholder Action by Written Consent:
Banner’s bylaws provide required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if consent in writing, setting forth the action so taken, shall be given by all of the shareholders entitled to vote with respect to the subject matter.

Pacific Financial’s bylaws provide that any action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting if a written consent resolution setting forth the action taken, is signed by all shareholders entitled to vote on the action and is delivered to the corporation.

Appointment and Removal of Officers:
Banner’s bylaws provide that the offices of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the Banner Board. The officers of the corporation will be elected annually by the Banner Board at the first meeting held after each annual meeting of shareholders. The offices of the secretary and treasurer may be held by the same person and a vice president may also be either the secretary or the treasurer. The Banner Board may designate one or more vice presidents as executive vice president or senior vice president. The Banner Board may also elect or authorize the appointment of such other officers as the business of the corporation may require. Each officer shall hold office until his successor shall have been duly elected and qualified or until his death or until he shall resign or shall have been removed.

Pacific Financial’s bylaws provide that the Pacific Financial Board shall, at its annual meeting held after each annual shareholder’s meeting or as soon as may be practicable, elect officers of the corporation. Officers may include a chief executive officer, president, chief financial officer, secretary, and treasurer, as well as one or more vice presidents and any assistant officers as the Pacific Financial Board may determine. The Pacific Financial Board may appoint a chairperson or vice chairperson of the Pacific Financial Board from among the members of the Pacific Financial Board, at its discretion.

Each officer will hold office until a successor has been appointed and qualified or until said officer’s earlier death, resignation, or removal. Any officer may be removed by the Board whenever in its judgement the best interests of the corporation will be served by doing so, but such removal will be without prejudice to the contract rights of such officer removed.

	Banner Shareholder Rights	Pacific Financial Shareholder Rights
Amendments to Articles and Bylaws:
Under its articles, Banner reserves the right to repeal, alter, amend, or rescind any provision contained in its articles in the manner prescribed by law. However, the provisions for removal of directors, notice for shareholder nominations and proposals, approval and evaluation of certain business combinations, limitation on liability of directors and indemnification of directors, officers, and agents, restrictions on the acquisition of capital stock, the procedures for the calling of special meetings of shareholders, the amendment of the bylaws, or the amendment of the articles of incorporation may only be repealed, altered, amended, or rescinded with the affirmative vote of at least 80% of the votes entitled to be cast by each separate voting group entitled to vote thereon, cast at a meeting of the shareholders called for that purpose.

The Banner Board has the power to make, repeal, alter, amend and rescind the bylaws of Banner by a majority vote of the Banner Board. Shareholders may adopt, repeal, alter, amend or rescind the bylaws only be a vote of at least 80% of the votes entitled to be cast by each separate voting group entitled to vote thereon, cast at a meeting of the shareholders called for that purpose.

Under its articles of incorporation, Pacific Financial reserves the right to amend all or change or repeal any provision contained in its articles of incorporation in any manner now or hereafter prescribed or permitted by law.

The Pacific Financial bylaws may be adopted, amended or repealed by the Pacific Financial Board. Any adoption, amendment or repeal of the bylaws shall require the approval of a majority of the Pacific Financial Board, provided that no amendment, alteration, or repeal of any bylaw will affect the qualifications, classifications, term of office or compensation of the directors in any way. Any action of the Pacific Financial Board with respect to any changes to the bylaws is subject to change or repeal by the shareholders. The shareholders shall also have the power to amend, alter, or repeal the Bylaws at any regular or special meeting of the shareholders, if notice of the proposed change is contained in the notice of the meeting.

LEGAL MATTERS
The validity of the Banner common stock to be issued in connection with the merger will be passed upon for Banner by Ballard Spahr LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Banner by Ballard Spahr LLP and for Pacific Financial by Miller Nash LLP.
EXPERTS
The consolidated financial statements of Banner Corporation incorporated in this proxy statement/prospectus by reference from the Annual Report on Form 10-K of Banner Corporation for the year ended December 31, 2025, and the effectiveness of internal control over financial reporting, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Banner
Banner has filed a registration statement on Form S-4 with the SEC that registers the Banner common stock to be issued in the merger to Pacific Financial shareholders. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Banner and a proxy statement of Pacific Financial for the special meeting of Pacific Financial shareholders. As allowed by SEC rules and regulations, this proxy statement/prospectus does not contain all of the information in the registration statement.
Banner files reports, proxy statements and other information electronically with the SEC. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies that file electronically with the SEC, including Banner’s filings. The internet address of the SEC’s website is http://www.sec.gov.
You may obtain copies of the information that Banner files with the SEC, free of charge by accessing “SEC Filings” under the “Financials” tab of Banner’s investor relations website at https://investor.bannerbank.com. Alternatively, these documents, when available, can be obtained free of charge from Banner upon written request to Banner Corporation, Corporate Secretary, 10 S. First Avenue, Walla Walla, Washington 99362 or by calling (509) 527-3636.
The website addresses of the SEC and Banner are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
The SEC allows Banner to incorporate by reference into this document documents it files with the SEC. This means that Banner can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that the companies file with the SEC will automatically update and supersede that information. Banner incorporates by reference the documents listed below and any documents filed by Banner under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and until the date that the offering is terminated.
•	Banner’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 25, 2026;
•	Banner’s Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 5, 2026;
•	Banner’s definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2026, for the 2026 Annual Meeting of Shareholders held on May 20, 2026;
•	the description of Banner’s common stock contained in Exhibit 4.2 to Banner’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 25, 2026; and
•
Banner’s Current Reports on Form 8-K filed with the SEC on January 21, 2026, March 2, 2026, April 22, 2026, May 1, 2026, and May 22, 2026 (except to the extent any such Current Reports on Form 8-K contain any information furnished but not filed).

Pacific Financial
Pacific Financial does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.
If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of Pacific Financial’s articles of incorporation or bylaws, or would like copies of Pacific Financial’s historical consolidated financial statements or need help voting your shares, please contact:
Pacific Financial Corporation
1216 Skyview Drive
Attn: Corporate Secretary
Aberdeen, Washington 98520
(360) 537-4052
If you are a Pacific Financial shareholder who would like to request documents, please do so by August 4, 2026 to receive them before the Pacific Financial special meeting.
Banner has supplied all of the information contained in this proxy statement/prospectus relating to Banner and its subsidiaries. Pacific Financial has supplied all of the information relating to Pacific Financial and its subsidiaries.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to Banner and Pacific Financial shareholders in connection with the merger. Neither Banner nor Pacific Financial has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated June 16, 2026. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this proxy statement/prospectus nor the issuance by Banner of shares of Banner common stock pursuant to the merger agreement will create any implication to the contrary.

Appendix A
Execution Version
Agreement and Plan of Merger

Between

Banner Corporation

And

Pacific Financial Corporation

April 30, 2026

A-i

A-ii

A-iii

Exhibits

A	Form of Company Voting and Support Agreement
B	Form of Bank Merger Agreement

A-iv

INDEX OF DEFINED TERMS

Page
Acquiror Articles of Incorporation	A-49
Acquiror Bank	A-49
Acquiror Benefit Plan	A-49
Acquiror Board	A-49
Acquiror Bylaws	A-49
Acquiror Capital Stock	A-49
Acquiror Capitalization Date	A-24
Acquiror Common Stock	A-49
Acquiror Contract	A-27
Acquiror Disclosure Schedules	A-55
Acquiror Equity Award	A-49
Acquiror ERISA Affiliate	A-49
Acquiror Financial Statements	A-25
Acquiror Preferred Stock	A-24
Acquiror Previous Disclosure	A-23
Acquiror SEC Reports	A-50
Acquiror Stock Plans	A-50
Acquiror	A-1
Acquisition Proposal	A-50
Adjusted Equity	A-50
Affiliate	A-50
Agreement Date	A-1
Agreement	A-1
ASTM Standard	A-35
Bank Merger Agreement	A-2
Bank Merger	A-50
Bank	A-50
BHCA	A-50
BofA Securities	A-27
Borrowing Affiliate	A-30
Burdensome Condition	A-50
Business Day	A-50
Calculation Date	A-50
CIC Payment	A-40
Closing Acquiror Common Stock Price	A-50
Closing Date	A-1
Closing	A-1
Code	A-50
Company Adverse Recommendation	A-32
Company Articles of Incorporation	A-50
Company Benefit Plan	A-51
Company Board Recommendation	A-32
Company Board	A-51
Company Bylaws	A-51
Company Capital Stock	A-51

A-v

Page
Company Capitalization Date	A-7
Company Common Stock	A-51
Company Disclosure Schedules	A-55
Company Employees	A-31
Company ERISA Affiliate	A-51
Company Financial Statements	A-8
Company Investment Securities	A-21
Company Loans	A-10
Company Material Contract	A-16
Company Merger Costs	A-51
Company Permitted Exceptions	A-10
Company Preferred Stock	A-7
Company Quarterly Dividend	A-29
Company RSU	A-5
Company Shareholder Approval	A-51
Company Shareholders’ Meeting	A-32
Company Stock Certificates	A-3
Company Stock Option	A-5
Company Stock Plans	A-51
Company Voting Agreement	A-1
Company	A-1
Confidentiality Agreement	A-29
Contemplated Transactions	A-51
Contract	A-52
Control	A-52
Controlled	A-52
Controlling	A-52
Conversion Fund	A-3
Covered Employees	A-40
CRA	A-52
Defective Code	A-21
Deposit Insurance Fund	A-52
Derivative Transactions	A-52
Dissenters’ Shares	A-5
DOL	A-52
Effective Time	A-1
Employment Laws	A-19
Environmental Laws	A-52
Environmental Report	A-35
EO 11246	A-20
ERISA	A-52
Exchange Act	A-52
Exchange Agent	A-3
Exchange Ratio	A-2
Existing D&O Policy	A-37
FDIC	A-52
Federal Reserve	A-52

A-vi

Page
GAAP	A-52
Hazardous Materials	A-52
Indemnified Party	A-37
Intended Tax Consequences	A-52
IRS	A-52
IT Systems and Data	A-22
IT Assets	A-21
Knowledge	A-52
Legal Action	A-52
Legal Requirement	A-53
Letter of Transmittal	A-3
Malicious Code	A-21
Material Adverse Effect	A-53
Merger	A-1
Nasdaq Rules	A-53
New Encumbrance	A-34
New Plans	A-40
Old Plans	A-40
Option Exercise Notice Deadline	A-5
Order	A-53
Ordinary Course of Business	A-53
OREO	A-53
Organizational Documents	A-53
Outstanding Company Shares	A-53
Participation Loans	A-11
PBGC	A-53
Per Share Merger Consideration	A-2
Person	A-53
Phase I Report	A-35
Phase II Report	A-35
Piper Sandler	A-19
Proceeding	A-54
Proxy Statement	A-54
Reg O	A-11
Registration Statement	A-54
Regulation S-K	A-54
Regulatory Authority	A-54
Representative	A-54
Requisite Regulatory Approvals	A-54
Sarbanes-Oxley Act	A-25
SBA	A-11
Schedules	A-55
SEC	A-54
Section 503	A-20
Securities Act	A-54
Subsidiary	A-54
Superior Proposal	A-54

A-vii

Page
Surviving Entity	A-1
Tax Return	A-54
Tax	A-54
Taxing Authority	A-55
Termination Date	A-44
Termination Fee	A-45
Title Commitments	A-34
Title Company	A-34
Title Insurance Policies	A-34
Transaction Litigation	A-41
Transition Date	A-55
U.S.	A-55
Uncertificated Shareholder Letter	A-4
Uncertificated Shares	A-4
VEVRAA	A-20
Washington Act	A-55
Washington Articles of Merger	A-1

A-viii

Agreement and Plan of Merger
This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of April 30, 2026 (the “Agreement Date”), by and between Banner Corporation, a Washington corporation (“Acquiror”), and Pacific Financial Corporation, a Washington corporation (the “Company”).
RECITALS
A. The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).
B. The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.
C. As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the Agreement Date have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A (the “Company Voting Agreement”).
D. The parties desire to make certain representations, warranties and agreements in connection with the Merger and the Contemplated Transactions, and agree to certain prescribed conditions to the Merger and the Contemplated Transactions.
AGREEMENTS
In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
THE MERGER
Section 1.1 The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Washington Act, at the Effective Time, the Company shall merge with and into Acquiror pursuant to the provisions of, and with the effects provided in, the Washington Act, and the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.
Section 1.2 Effective Time; Closing.
(a) Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, at 6:00 a.m., Pacific time, on the first day of the calendar month immediately following the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time as the Company and Acquiror may agree in writing (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(b) The parties hereto agree to file on the Closing Date articles of merger with the Secretary of State of the State of Washington (the “Washington Articles of Merger”). The Merger shall become effective as of the date and time specified in the Washington Articles of Merger, or if no time is designated, at the time of filing of the Washington Articles of Merger (the “Effective Time”).
Section 1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the Washington Act, and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.
Section 1.4 Organizational Documents of the Surviving Entity. At the Effective Time, the Acquiror Articles of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.
Section 1.5 Directors and Officers of the Surviving Entity. At the Effective Time, the directors and officers of Acquiror, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Entity. At the effective time of the Bank Merger, the current Chief Executive Officer and President of the Bank is expected to become an executive vice president of Acquiror Bank, subject to such executive officer of the Bank accepting the position with Acquiror Bank on mutually acceptable terms.
Section 1.6 Bank Merger. Immediately following the Merger, the Bank and Acquiror Bank will effectuate the Bank Merger. Acquiror Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time on the Closing Date. Promptly after the date of this Agreement, Acquiror and the Company shall cause Acquiror Bank and the Bank, respectively, to enter into an agreement and plan of merger substantially in the form attached hereto as Exhibit B (the “Bank Merger Agreement”), and Acquiror, as the sole shareholder of Acquiror Bank, and the Company, as the sole shareholder of the Bank, shall each approve and adopt the Bank Merger Agreement. The Company shall cause the Bank, and Acquiror shall cause Acquiror Bank, to execute such articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time on the Closing Date or at such later time as Acquiror may determine.
Section 1.7 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (i) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock or the Intended Tax Consequences; and (ii) no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger; (b) materially impede or delay consummation of the Merger; or (c) require submission to or approval of the Company’s shareholders after the Company Shareholder Approval has been received. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.
ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER
Section 2.1 Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:
(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Dissenters’ Shares and shares of Company Common Stock directly owned by Acquiror (or any of its wholly-owned Subsidiaries), shall be cancelled and extinguished and automatically converted into the right to receive, without interest, 0.2633 (such ratio, as such number may be adjusted in accordance with Section 2.1(c), the “Exchange Ratio”) fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Merger Consideration”).
(b) All shares of Company Common Stock that are directly owned by Acquiror (or any of its wholly-owned Subsidiaries) shall be cancelled and shall cease to exist and no Per Share Merger Consideration or other consideration shall be delivered in exchange therefor.
(c) Notwithstanding anything contained herein to the contrary, if, between the Agreement Date and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
Section 2.2 Cancellation of Shares. At the Effective Time, each share of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates that represented Company Common Stock and book-entry account statements relating to the ownership of Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof (in the case of shares represented by certificates), the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.
Section 2.3 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such holder) shall instead be entitled to receive an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
Section 2.4 Exchange of Certificates and Conversion of Uncertificated Shares.
(a) The parties to this Agreement agree: (i) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”) and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.
(b) At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this ARTICLE 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1 and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund”.
(c) Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the proper surrender of Company Stock Certificates pursuant to this Agreement. Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the number of whole shares of Acquiror Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of this ARTICLE 2, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3, deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon, such Company Stock Certificate shall be marked or recorded as cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate. Subject to the terms of this Agreement, Acquiror, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, applicable Legal Requirements, or the terms of the exchange agent agreement, governing (i) the validity of any Letter of Transmittal and compliance by any holder of Company Common Stock with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of Acquiror Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash in lieu of fractional shares of Acquiror Common Stock.
(d) Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of evidence of a book-entry account statement relating to the ownership of shares of Company Common Stock (“Uncertificated Shares”) a customary form letter advising such holder that all of such holder’s Uncertificated Shares of Company Common Stock have automatically converted into the right to receive the consideration to which such holder may be entitled pursuant to this Agreement (the “Uncertificated Shareholder Letter”). Each Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Merger Consideration owing in respect of the number of shares of Company Common Stock represented thereby. Following the Closing Date, holders of Uncertificated Shares will automatically receive, as described in the Uncertificated Shareholder Letter, the number of whole shares of Acquiror Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of this ARTICLE 2, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3.
(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.
(f) No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall properly surrender such Company Stock Certificate in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the whole shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the proper surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.
(g) Any portion of the Conversion Fund that remains unclaimed by the former holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.3), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(h) In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with indemnity of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Exchange Agent, and, if reasonably required by Acquiror or the Exchange Agent, the posting by such person of a bond in such amount as Acquiror or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.3, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).
Section 2.5 Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by a holder of Company Common Stock who did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and who exercises dissenters’ rights when and in the manner required under Chapter 23B.13 of the Washington Act

(collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares of Company Common Stock held by them in accordance with the provisions of Chapter 23B.13 of the Washington Act (and at the Effective Time, such Dissenters’ Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of Chapter 23B.13 of the Washington Act and this Section 2.5), except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the Washington Act shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon proper surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares of Company Common Stock. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Washington Act and received by the Company relating to shareholders’ dissenters’ rights; and (b) the right to direct, with the Company’s participation, all negotiations and Proceedings with respect to demands under the Washington Act consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand; (ii) offer to settle or settle any demand for payment of fair value; or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the Washington Act.
Section 2.6 Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the Contemplated Transactions to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.
Section 2.7 Company Equity Awards.
(a) Immediately prior to the Effective Time, each award of restricted stock units of the Company (each, a “Company RSU”), and each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time shall become fully vested and any restrictions or risk of forfeiture shall lapse.
(b) Any Company Common Stock required to be issued to the holder of such Company RSU award following such acceleration of vesting, lapse of restrictions, settlement or delivery shall be deemed to be issued and outstanding as of immediately prior to the Effective Time and treated in accordance with Section 2.1.
(c) If any holder of a Company Stock Option that may by its terms be exercised provides a notice of exercise of such Company Stock Option to the Company on or before the 30th calendar day prior to the Effective Time (such date, the “Option Exercise Notice Deadline”), the Company shall issue shares of Company Common Stock upon such exercise in accordance with the terms of the Company Stock Option and the Company Stock Plans, including receipt of payment of the exercise price therefor, and each such share of Company Common Stock shall be converted into the right to receive the Per Share Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.3 at the Effective Time. No exercise of Company Stock Options shall be permitted if an option holder fails to provide notice of exercise to the Company by the Option Exercise Notice Deadline.
(d) With respect to Company Stock Options that remain outstanding and unexercised at the Effective Time, as of the Effective Time, each such Company Stock Option shall be canceled without any action on the part of any holder or beneficiary thereof, in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of: (i) the excess, if any, of (A) the product of the Exchange Ratio multiplied by the Closing Acquiror Common Stock Price over (B) the applicable exercise price of such Company Stock Option; and (ii) the number of shares of Company Common Stock subject to such Company Stock Option, less any required withholding taxes. As of the Effective Time, the Company shall take all actions necessary to terminate and cancel each Company Stock Option with an exercise price per share that is equal to or greater than the product of the Exchange Ratio multiplied by the Closing Acquiror Common Stock Price in accordance with the terms of the applicable Company Stock Plans without any cash payment being made in respect thereof and the holder of such Company Stock Option shall have no further rights in respect thereof. All payments pursuant to this Section shall be made at or as soon as practicable following the Effective Time, in accordance with the Surviving Entity’s ordinary payroll practices, and shall be subject to any applicable withholding; provided, however, that to the extent any payments cannot be paid during such period without causing the recipient to incur a penalty tax under Section 409A of the Internal Revenue Code, then such payment shall be distributed in accordance with Section 409A of the Internal Revenue Code and applicable guidance thereunder.
(e) Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Stock Plans, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Stock Plans or any outstanding awards, and take all other appropriate actions to: (a) give effect to the transactions contemplated herein; (b) terminate the Company Stock Plans as of the Effective Time; and (c) ensure that after the Effective Time, neither any holder of Company RSUs or Company Stock Options, any beneficiary thereof, nor any other participant in the Company Stock Plans shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plans, except as provided in this Section 2.7. As of the Effective Time, the Company Stock Plans shall be terminated and no further awards or other rights shall be granted thereunder.
Section 2.8 Acquiror Common Stock. At and after the Effective Time, each share of Acquiror Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Entity and shall not be affected by the Merger.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company Disclosure Schedules, the Company hereby represents and warrants to Acquiror as follows:
Section 3.1 Company Organization.
(a) The Company is: (i) a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on the Company; (ii) registered with the Federal Reserve as a bank holding company under the BHCA; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted.
(b) The Company has delivered to Acquiror true, complete and correct copies of the Company Articles of Incorporation and the Company Bylaws and all amendments thereto, such Company Articles of Incorporation and the Company Bylaws are in full force and effect as of the Agreement Date, and the Company is not in material violation of any provision of the Company Articles of Incorporation or the Company Bylaws. The Company has no Subsidiary other than the Subsidiaries listed on Section 3.1 of the Company Disclosure Schedules. The Company has no Subsidiaries that are material to its operations other than the Bank.
Section 3.2 Company Subsidiary Organization. The Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the Organizational Documents of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. No Subsidiary of the Company is in material violation of any provision of its Organizational Documents.

Section 3.3 Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement have been duly and validly authorized by the Company Board. The Company Board has determined that this Agreement and the Contemplated Transactions are in the best interests of the Company and its shareholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the date hereof, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by Acquiror, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators.
Section 3.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation of any provision of the Organizational Documents, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, managers or members, of the Company or any of its Subsidiaries; (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (iii) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, FDIC, and the State of Washington Department of Financial Institutions, and approval of such applications, filings and notices; (b) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (c) the filing of the Washington Articles of Merger with the Secretary of State of the State of Washington pursuant to the Washington Act; and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 3.5 Company Capitalization.
(a) The authorized capital stock of the Company currently consists exclusively of: (i) 25,000,000 shares of Company Common Stock, $1.00 par value per share, of which, as of April 28, 2026 (the “Company Capitalization Date”), 10,024,440 shares were issued and outstanding; and (ii) 5,000,000 shares of Company Preferred Stock, $0.01 par value per share (the “Company Preferred Stock”), of which no shares were issued and outstanding as of the Company Capitalization Date. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company’s securities are not listed for trading on any U.S. domestic or foreign securities exchange.

(b) As of the Company Capitalization Date, no shares of Company Common Stock were reserved for issuance except for: (i) 228,455 shares of Company Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Company Stock Plans; and (ii) 585,420 shares of Company Common Stock reserved for issuance pursuant to future awards under Company Stock Plans.
(c) Other than the Company Stock Options and Company RSUs, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the Agreement Date, the Company has not: (i) issued or repurchased any shares of Company Capital Stock or other equity securities of the Company or (ii) issued or awarded any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Capital Stock or any other equity-based awards. From the Company Capitalization Date through the Agreement Date, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any award under any Company Stock Plans; or (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code).
(d) None of the shares of Company Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Options and the Company RSUs; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Capital Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries, and no dividends or other distributions payable on any equity securities of the Company or any of its Subsidiaries has been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.6 Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary, or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.7 Financial Statements and Reports; Regulatory Filings.
(a) True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2025, 2024 and 2023, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including any related notes and schedules thereto and the signed, unqualified opinion of CliftonLarsonAllen LLP, the Company’s independent auditor) for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of March 31, 2026 and the related statement of income for the three-month period then ended.
(b) The Company Financial Statements have been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. The Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end adjustments in the case of unaudited Company Financial Statements. CliftonLarsonAllen LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.
(c) Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due, and including, for the avoidance of doubt, any off-balance sheet liability or obligation), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company as of December 31, 2025 included in the Company Financial Statements, (ii) liabilities incurred in the Ordinary Course of Business since December 31, 2025, or as expressly contemplated by this Agreement, (iii) executory liabilities under Contracts to which the Company or any of its Subsidiaries is party (other than liabilities relating to any breach), or (iv) liabilities that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(d) The Company has devised and maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of the Company and its Subsidiaries and to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.
(e) Since January 1, 2024, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise has had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of the Company, no employee of or attorney (whether or not employed by the Company or any of its Subsidiaries) representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents (A) to the Company Board or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or (B) to any director or officer of the Company or any Company Subsidiary.
(f) The Company and each of its Subsidiaries has timely filed all forms, reports and documents required to be filed since January 1, 2023, with all applicable Regulatory Authorities, and has paid all material fees and assessments due and payable in connection therewith. Such forms, reports and documents complied, as of their respective filing dates, in all material respects with applicable Legal Requirements.
(g) To the Knowledge of the Company, there has not been any event or occurrence since January 1, 2023, that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
(h) Neither the Company nor any Subsidiary of the Company is required to file periodic reports with the SEC.
Section 3.8 Books and Records. The books of account, minute books, stock record books and other records of the Company and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.
Section 3.9 Properties.
(a) Section 3.9(a) of the Company Disclosure Schedules lists or describes, as of the Agreement Date: (i) all interests in real property owned by the Company and each of its Subsidiaries; (ii) all OREO owned by the Company and each of its Subsidiaries; and (iii) each lease of real property to which the Company or any of its

Subsidiaries is a party, including in each case the address of such real property and the proper identification, if applicable, of each such property as a main office, branch office or other office and, in the case of each lease, the position of the Company as landlord or tenant under such lease.
(b) The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government or tribal deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially adversely affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event, and, provided further, that the lien does not materially impact the use or the value of the subject property or asset; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; (x) liens incidental to the conduct of business or ownership of property (whether real or personal) of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the Agreement Date (collectively, the “Company Permitted Exceptions”) and (xi) liens, encumbrances, or any other exception disclosed by the Title Commitments to be obtained under Section 5.10(a), provided that pursuant to Section 5.10(b) Acquiror shall not be required to accept any such exception, other than standard exceptions, as a Company Permitted Exception. The Company and each of its Subsidiaries as tenant has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid, in full force and effect, and without default thereunder by the tenant or, to the Knowledge of the Company, the landlord. The Company has delivered to Acquiror full, complete and correct copies of all leases for leased real property, including any amendments or modifications thereto. There are no pending, or, to the Knowledge of the Company, threatened condemnation or similar proceedings against any owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules. No Person other than the Company and its Subsidiaries has any right to use, occupy or operate any portion of the owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules.
Section 3.10 Loans; Allowance for Credit Losses.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each loan, loan agreement, note, or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines; and (ii) the collateral for each secured Company Loan is: (A) described in the related loan documents; and (B) subject to a valid, enforceable and perfected lien in favor of the Bank with the lien priority as noted in the records of Bank.

(b) Since January 1, 2023, except as stated on Section 3.10(b) of the Company Disclosure Schedules, no Company Loans have been sold by the Bank on a recourse basis, and no purchaser of loans from the Bank has any right to require the Bank to repurchase any of such loans. To the Knowledge of the Company, no legal proceedings have been commenced or threatened against the Company or the Bank related to any loans sold by the Bank.
(c) Section 3.10(c) of the Company Disclosure Schedules sets forth, as of March 31, 2026, all outstanding loans or other evidences of indebtedness in which the Bank has participated with other parties either (i) as the originating lender or (ii) as a participant in the loan or other indebtedness (“Participation Loans”). Section 3.10(c) of the Company Disclosure Schedules also sets forth under a separate heading, as of March 31, 2026, a complete list of any Loans purchased by the Bank, in whole or in part, regardless of whether or not they were Participation Loans. Except as set forth on Section 3.10(c) of the Company Disclosure Schedules, there is no recourse against the Bank with respect to any Participation Loan or other Company Loan set forth on Section 3.10(c) of the Company Disclosure Schedules, and the terms of the participation do not require or permit allocation of payments among participants on any basis other than pro rata in relation to the participant’s share of the Participation Loan.
(d) Except as set forth on Section 3.10(d) of the Company Disclosure Schedules, all Company Loans originated or purchased by the Bank were, at the time of such origination or purchase, made or purchased in the Ordinary Course of Business in accordance with the policies of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge (except for pledges or liens required to be granted in connection with the acceptance of government or tribal deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business), and the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or the immediate family (as defined under Regulation O, 12.C.F.R., pt 215 (“Reg O”)) of or an entity controlled by an executive officer or director of the Company or the Bank during the three (3) years immediately preceding the Agreement Date.
(e) Section 3.10(e) of the Company Disclosure Schedules lists, as of March 31, 2026, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) the collateral for which is the subject of any notice from any obligor, or about which the Bank otherwise has Knowledge, of adverse environmental conditions affecting the value of such collateral; or (v) that represents an extension of credit to an executive officer or director of the Company or the Bank or the immediate family (as defined in Reg O) of or an entity controlled by an executive officer or director of the Company or the Bank.
(f) The Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was, as of the applicable dates thereof, established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all applicable Legal Requirements; provided, however, that the Company makes no guarantee regarding the financial ability or the sufficiency of any collateral of the borrower or any guarantor.
(g) To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(h) To the Knowledge of the Company, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.
Section 3.11 Taxes.
(a) Except as set forth on Section 3.11(a) of the Company Disclosure Schedules, the Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all material Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed in writing to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.
(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedules, (i) there is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries for any Taxes that they owe; (ii) no audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Taxing Authority; (iii) neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets; (iv) neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect; and (v) none of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.
(c) The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and each of its Subsidiaries with respect to the last three (3) fiscal years.
(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).
(e) Since January 1, 2023, no written claim has been received by the Company from any Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction.
(f) No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries.
(g) Since January 1, 2023, the Company and each of its Subsidiaries has materially complied with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, Affiliate, customer, supplier or other Person. To the extent required by Legal Requirements, the Company and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Regulatory Authority or has properly set aside such withheld amounts in accounts for such purpose.

(h) Except as set forth on Section 3.11(h) of the Company Disclosure Schedules, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i) Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) An open transaction occurring on or prior to the Closing Date;
(iii) A prepaid amount or advance payments received on or before the Closing Date;
(iv) Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law;
(v) Any election under Section 108(i) of the Code;
(vi) A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;
(vii) The application of Section 263A of the Code; or
(viii) Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.
(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent) or otherwise has liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j) Within the two (2) years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
Section 3.12 Employee Benefits.
(a) Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual; (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related and current plan descriptions, summaries of material modifications, amendments, trusts or funding vehicles and other material written communications provided to participants of Company Benefit Plans since January 1, 2023; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; (iv) Forms 1094 and a representative sampling of the Forms 1095 for 2025, 2024 and 2023; (v) ERISA bonds; and (vi) other material ancillary documents including the following documents related to each Company Benefit Plan:
(i) All material contracts with third party administrators, actuaries, investment managers, consultants, insurers and independent contractors;
(ii) All notices and other material written communications that were given by the Company, any of its Subsidiaries or any Company Benefit Plan to the IRS, DOL or PBGC pursuant to applicable Legal Requirements within the three (3) years preceding the Agreement Date;
(iii) All notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the three (3) years preceding the Agreement Date; and
(iv) With respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (i) a complete and correct list of recipients of outstanding awards as of the Agreement Date; (ii) the number of outstanding awards held by each recipient as of the Agreement Date; and (iii) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.
(b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, (i) neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including in combination with terminations of employment in connection therewith) will cause a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of the benefits under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions; and (ii) no Company Benefit Plan provides for payment or forgiveness of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code or could result in a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.
(c) Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has in the past six (6) years sponsored, maintained, administered or contributed to, or has, has had, or could have any liability with respect to: (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all material respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever in the past six (6) years sponsored, maintained, administered or contributed to, or has, has had, or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan.”
(d) Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust. No Company Benefit Plan owns or holds Company Common Stock.
(e) Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(f) Each Company Benefit Plan that is subject to Section 409A of the Code, in whole or in part, at all applicable times has been established and administered to comply in all material respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is or will be subject to penalties of Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.
(g) Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.
(h) There are no pending or, to the Knowledge of the Company, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plans.

(i) No Company Benefit Plan fiduciary or, to the Knowledge of the Company, any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Knowledge of the Company, no disqualified person (as defined in Section 4975(e)(2) of the Code) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or ERISA Section 406).
(j) All accrued contributions and other payments to be made by the Company, any Subsidiary or Company ERISA Affiliate to any Company Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.
(k) Except as set forth Section 3.12(k) of the Company Disclosure Schedules, there are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than (i) rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws, or (ii) until the end of the month following termination of employment).
(l) No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.
(m) Neither the Company nor any of its Subsidiaries has any liabilities for employee benefits to employees or former employees that are not reflected in the Company Benefit Plans.
(n) No Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company or any of its Subsidiaries.
(o) No current or former employee of the Company, any of its Subsidiaries or any Company ERISA Affiliate participates or participated in any Company Benefit Plan pursuant to the terms of a collective bargaining agreement.
(p) No Company Benefit Plan is subject to the laws of any jurisdiction outside of the U.S.
(q) Neither the Company nor any of its Subsidiaries has announced any type of plan or binding commitment to create any additional Company Benefit Plan, to enter into any agreement with any current or former employee, officer, director or other individual or to amend or modify any existing Company Benefit Plan or agreement with any current or former employee, officer, director or other individual.
(r) Except as set forth Section 3.12(r) of the Company Disclosure Schedules, each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the related administrative costs and the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.
Section 3.13 Compliance with Legal Requirements. The Company and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2023, any written notice or, to the Knowledge of the Company, other communication (whether oral or written) from any Regulatory Authority or other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 3.14 Legal Proceedings; Orders.
(a) Except as set forth on Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries that are reasonably expected to be material to the financial condition or results of operations of the Company. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and each of its Subsidiaries taken as a whole. No officer, director, or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. To the Knowledge of the Company, there are no pending or threatened Proceedings against any current or former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.
(b) Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.
Section 3.15 Absence of Certain Changes and Events. Since December 31, 2025, except as set forth on Section 3.15 of the Company Disclosure Schedules:
(a) The Company and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business;
(b) No Material Adverse Effect with respect to the Company has occurred; and
(c) There has been no discharge or satisfaction of any material lien or encumbrance on the assets of the Company and each of its Subsidiaries or repayment by the Company or any of its Subsidiaries of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business.
Section 3.16 Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the Agreement Date, true, complete and correct copies of each of which have been delivered or made available to Acquiror:
(a) Each lease of real property to which the Company or any of its Subsidiaries is a party;
(b) All loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $250,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, letters of credit entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;
(c) Any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;

(d) Each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $250,000 (other than Contracts for the sale of loans);
(e) Each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $250,000;
(f) Each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $250,000);
(g) Each material licensing agreement or other Contract with respect to patents, trademarks, copyrights or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors, regarding the appropriation or the nondisclosure of any of its intellectual property;
(h) Any Contract or agreement that contains any: (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries; or (iv) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;
(i) Any Contract under which the Company or any of its Subsidiaries will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the Agreement Date;
(j) Each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;
(k) Each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;
(l) Each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;
(m) Each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;
(n) Any Contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the Ordinary Course of Business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the cessation of such employee’s or independent contractor’s employment;
(o) Each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $250,000;
(p) Each Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or any of its Subsidiaries; and
(q) Each amendment, supplement and modification in respect of any of the foregoing, to the extent not referred to elsewhere in this Section 3.16.
Section 3.17 No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Knowledge of the Company, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity and except as would not reasonably be expected to have a Material Adverse Effect on the Company. No event has occurred or, to the Knowledge of the Company, circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(e) of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the

Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2023, any written notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.
Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the Agreement Date by the Company and each of its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and each of its Subsidiaries, and except as set forth in Section 3.18 of the Company Disclosure Schedules, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two (2) years prior to the Agreement Date that individually exceed $250,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.
Section 3.19 Compliance with Environmental Laws.
(a) The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in material compliance with all Environmental Laws.
(b) There are no material actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any reasonable factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law, except as set forth in Section 3.19(b) of the Company Disclosure Schedules.
(c) Neither the Company nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that the Company or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that the Company or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials that is unresolved.
(d) To the Knowledge of the Company, no permits or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries pursuant to Environmental Law that have not been obtained. No permits or other governmental approvals are required pursuant to any Environmental Law for the consummation of the Contemplated Transactions.
(e) Since January 1, 2023, neither the Company nor any of its Subsidiaries has released or caused to be released any Hazardous Materials at, on, to, from or under any real property in such a manner as would reasonably be expected to give rise to any material liability or obligation under any Environmental Law.
(f) To the Knowledge of the Company, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by the Company or any of its Subsidiaries during the period of such ownership or operation in such a manner as would reasonably be expected to give rise to any material liability or obligation under any Environmental Law.
Section 3.20 Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, since January 1, 2023, (a) there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company), on the other hand, that involved an amount exceeding $120,000, except those of a type available to employees of the Company or its Subsidiaries generally, and (b) there are no properties, rights or assets that are used by the Company or any of its Subsidiaries and owned by any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company).
Section 3.21 Brokerage Commissions. Except for fees payable to Piper Sandler & Co. (“Piper Sandler”) pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 3.22 Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied due to circumstances applicable to the Company or the Bank. The Bank’s most recent CRA rating was “satisfactory” or better.
Section 3.23 Labor Matters.
(a) Section 3.23(a) of the Company Disclosure Schedules sets forth a list of each employee and independent contractor providing services to the Company or any of its Subsidiaries, including the following information for each, as applicable, as of April 20, 2026: (i) identification of the entity or entities to which such employee or independent contractor provides services; (ii) title or position; (iii) date of hire or commencement of services; (iv) work location; (v) whether full-time or part-time; (vi) whether exempt or non-exempt; (vii) whether absent from active employment, and, if so, the date such absence commenced, the reason for such absence and the anticipated date of return to active employment; (viii) annual salary, hourly rate or fee arrangement and, if applicable, bonus target or other incentive compensation that is specific to the individual; and (ix) accrued but unused vacation or other paid time off.
(b) Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, all employees of the Company and each of its Subsidiaries are employed at will and can be terminated without incurring any liability for the payment of any severance, and without accelerating the vesting of any deferred compensation owed by the Company or any of its Subsidiaries.
(c) There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.
(d) The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages, withholding from wages, hours of work, discrimination (including harassment and sexual harassment), retaliation, collective bargaining, paid and unpaid leaves of absence, immigration, work authorization verification (including the preparation and maintenance of Form I-9s for current and former employees), workers’ compensation, unemployment compensation and occupational safety and health (collectively, “Employment Laws”).
(e) No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(f) There is no pending, or, to the Knowledge of the Company threatened, charge, claim or Proceeding against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is liable for any violation of any Employment Laws or for the violation or breach of any Contract with any current or former employee, consultant or independent contractor, and there have been no such Proceedings filed within the past three (3) years.
(g) All independent contractors and consultants providing services to the Company or any of its Subsidiaries have been properly classified as independent contractors for all purposes and in accordance with all applicable Legal Requirements, including Legal Requirements relating to employee benefits.
(h) To the Knowledge of the Company, all employees of the Company and each of its Subsidiaries are and have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar applicable state laws.
(i) The Company and each of its Subsidiaries is not liable for any arrearage of wages or any interest, fine or penalty for failure to comply with the foregoing; and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Regulatory Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for current or former employees.
(j) To the Knowledge of the Company, no executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or other similar Contract or agreement relating to, affecting, limiting, prohibiting, restricting or otherwise conflicting with the present or proposed business activities of the Company or any of its Subsidiaries or such executive officer’s or key employee’s ability to perform their duties or anticipated duties for or on behalf of the Company or any of its Subsidiaries.
(k) The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with, to the extent applicable, Executive Order No. 11246 of 1965 (“EO 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”), and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all of their respective implementing regulations. To the extent required by any applicable Legal Requirement, the Company and each of its Subsidiaries maintains and complies with affirmative action plans in compliance with EO 11246, Section 503 and VEVRAA, including all of their respective implementing regulations. Within the past three (3) years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation or enforcement action by any Regulatory Authority in connection with any Contract entered into with any Regulatory Authority, including any federal, state or local government body or agency, nor in connection with or related to compliance with EO 11246, Section 503 or VEVRAA.
(l) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
Section 3.24 Intellectual Property.
(a) The Company and each of its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and each of its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and each of its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.
(b) To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.

(c) To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect or error that materially and adversely affects the use, functionality, or performance of such software (“Defective Code”) or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and each of its Subsidiaries, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software system.
(d) To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (“Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and each of its Subsidiaries.
(e) The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”) (i) operate and perform, in all material respects, as required for the conduct of the Company’s and each of its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three (3) years, and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and each of its Subsidiaries takes reasonable actions, consistent with industry standards, to protect the security of the IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption. The Company has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or, to the Knowledge of the Company, threatened in writing by or against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.
Section 3.25 Investments.
(a) Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of March 31, 2026, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business to secure obligations of the Company or the Bank.
(b) Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)  Neither the Company nor any of its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.
(d) All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and each of its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and each of its Subsidiaries has duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
Section 3.26 Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their respective Subsidiaries has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their respective Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.
Section 3.27 No Insurance Activities. None of the Company or any of its Subsidiaries conducts the business of insurance or services related to the business of insurance for which a license would be required in accordance with applicable Legal Requirements.
Section 3.28 Cybersecurity. (a) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (b) neither the Company nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (c) the Company and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 3.29 Fairness Opinion. On or prior to the Agreement Date, the Company Board shall have received the opinion of Piper Sandler (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the Per Share Merger Consideration in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified.

Section 3.30 No Other Representations or Warranties.
(a) Except for the representations and warranties made by the Company in this ARTICLE 3, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of its Subsidiaries.
(b) The Company acknowledges and agrees that Acquiror has not made and is not making, and the Company has not relied upon, any express or implied representation or warranty other than those contained ARTICLE 4.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Except as disclosed (i) in the Acquiror Disclosure Schedules, or (ii) in any Acquiror SEC Report filed with or furnished to the SEC that is publicly available at least five (5) Business Days prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Acquiror Previous Disclosure”), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:
Section 4.1 Acquiror Organization.
(a) Acquiror: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror; (ii) is registered with the Federal Reserve as a bank holding company under the BHCA; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted.
(b) The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date. Acquiror has no Subsidiaries as of the Agreement Date other than the Subsidiaries listed on Exhibit 21.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on February 25, 2026.
Section 4.2 Acquiror Subsidiary Organization. Acquiror Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also qualified and in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.
Section 4.3 Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that this Agreement and the Contemplated Transactions are in the best interests of Acquiror and its shareholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, managers or members, of Acquiror or any of its Subsidiaries; or (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, FDIC, and State of Washington Department of Financial Institutions, and approval of such applications, filings and notices; (b) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (c) the filing of the Washington Articles of Merger with the Secretary of State of the State of Washington pursuant to the Washington Act; and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 4.5 Acquiror Capitalization.
(a) The authorized capital stock of Acquiror currently consists exclusively of: (i) 50,000,000 shares of Acquiror Common Stock, $0.01 par value per share, of which, as of April 28, 2026 (the “Acquiror Capitalization Date”), 33,967,943 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; (ii) 5,000,000 shares of Acquiror nonvoting common stock, $0.01 par value per share, of which no shares were issued and outstanding as of the Acquiror Capitalization Date, and (iii) 500,000 shares of Acquiror’s preferred stock, $0.01 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Select Market, and Acquiror satisfies in all material respects all of the continued listing criteria of the Nasdaq Global Select Market. Acquiror has not received any notice of non-compliance or deficiency from the Nasdaq Global Select Market that is outstanding or has not been cured as of the Agreement Date.
(b) As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 486,799 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 309,537 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.
(c) Other than awards under Acquiror Stock Plans that are outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date, other than pursuant to Acquiror Stock Plans that are outstanding as of the Agreement Date, through the Agreement Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Capital Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any material options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Capital Stock or any other equity-based awards.
(d) None of the shares of Acquiror Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Capital Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.
Section 4.6 Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Other than in connection with the investment portfolio of Acquiror and its Subsidiaries and investments in the Ordinary Course of Business, as of the Agreement Date, no Subsidiary of Acquiror owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 4.7 Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.
(a) Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file with or furnish to the SEC any forms, reports or other documents. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b) The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and each of its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end adjustments in the case of unaudited Acquiror Financial Statements. As of the Agreement Date, Baker Tilly US, LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.
(c) The records, systems, controls, data and information of Acquiror and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Acquiror or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror. Acquiror (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Acquiror, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Acquiror by others within those entities as reasonably appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s outside auditors and the audit committee of Acquiror’s Board of

Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal controls over financial reporting.
(d) Since January 1, 2023, (i) neither Acquiror nor any of its Subsidiaries, nor, to the Knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of Acquiror or any of its Subsidiaries, has received or otherwise has had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Acquiror or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Acquiror, no employee of or attorney (whether or not employed by Acquiror or any of its Subsidiaries) representing Acquiror or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its Subsidiaries or any of their respective officers, directors, employees or agents (A) to the Board of Directors of Acquiror or any committee thereof or the Board of Directors or similar governing body of any Acquiror Subsidiary or any committee thereof, or (B) to any director or officer of Acquiror or any Acquiror Subsidiary.
(e) Acquiror and each of its Subsidiaries has timely filed all forms, reports and documents required to be filed since January 1, 2023 with all applicable Regulatory Authorities, except where the failure to file any such forms, reports and documents, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and has paid all material fees and assessments due and payable in connection therewith. Such forms, reports and documents complied, as of their respective filing dates, in all material respects with applicable Legal Requirements, except where the failure to file (or furnish, as applicable) such form, report or document or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
(f) To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2023 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
Section 4.8 Compliance with Legal Requirements. Acquiror and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2023, any written notice or, to the Knowledge of Acquiror, other communication (whether oral or written) from any Regulatory Authority regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 4.9 Legal Proceedings; Orders.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b) Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.
Section 4.10 Absence of Certain Changes and Events. Since December 31, 2025, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.
Section 4.11 Material Contracts.
(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) to which Acquiror or any of its Subsidiaries is a party or by which Acquiror or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Acquiror, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, an “Acquiror Contract”).
(b) (i) Each Acquiror Contract is valid and binding on Acquiror or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (ii) Acquiror and each of its Subsidiaries has performed and complied with all obligations required to be performed by it under each Acquiror Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (iii) to the Knowledge of Acquiror, each third-party counterparty to each Acquiror Contract has performed and complied with all obligations required to be performed by it under such Acquiror Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, (iv) neither Acquiror nor any of its Subsidiaries knows of, or has received notice of, any violation of any Acquiror Contract by any of the parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Acquiror, and (v) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Acquiror or any of its Subsidiaries, or to the Knowledge of Acquiror, any other party thereto, of or under any such Acquiror Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.
Section 4.12 Brokerage Commissions. Except for fees payable to BofA Securities, Inc. (“BofA Securities”) pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 4.13 Taxes. Acquiror and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions) all material Tax Returns required to be filed by them, except for jurisdictions where neither Acquiror nor any of its Subsidiaries would have any material tax liability. All such Tax Returns were true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by Acquiror or any of its Subsidiaries, or claimed in writing to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror or any of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened in writing by any Taxing Authority. Neither Acquiror nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

Section 4.14 Financing and Shares Available. Acquiror has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares; and (b) a sufficient number of shares of Acquiror Common Stock authorized and available to issue the Per Share Merger Consideration.
Section 4.15 Acquiror Information. The information relating to Acquiror and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to Acquiror and its Subsidiaries or that is provided by Acquiror or its Subsidiaries or representatives for inclusion in any other application, notification or document filed with any Regulatory Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the Securities Act and the rules and regulations thereunder.
Section 4.16 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Acquiror in this ARTICLE 4, none of Acquiror, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of Acquiror or any of its Subsidiaries.
(b) Acquiror acknowledges and agrees that the Company has not made and is not making, and Acquiror has not relied upon, any express or implied representation or warranty other than those contained ARTICLE 3.
ARTICLE 5
THE COMPANY’S COVENANTS
Section 5.1 Access and Investigation.
(a) Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a), as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of the Company and Acquiror following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will cooperate in good faith to make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b) From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority, in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c) The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries, in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8); or (v) related to the Contemplated Transactions.
(d) All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Nondisclosure Agreement, dated as of February 6, 2026, between the Company and Acquiror (as amended, the “Confidentiality Agreement”).
Section 5.2 Operation of the Company and its Subsidiaries.
(a) Except as expressly contemplated by or permitted by this Agreement, as described in Section 5.2(b) of the Company Disclosure Schedules, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.
(b) Except as set forth in the applicable subsection of Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:
(i) Other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the Agreement Date: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Capital Stock; (B) permit any additional shares of Company Capital Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;
(ii) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock, other than: (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, and (B) quarterly dividends, at a rate not in excess of $0.15 per share of Company Common Stock, to the holders of Company Common Stock made in the Ordinary Course of Business (the “Company Quarterly Dividend”); provided, however that during the fiscal quarter in which the Closing Date occurs, the Company Quarterly Dividend shall not be paid by the Company if payment of such Company Quarterly Dividend would result in the shareholders of the Company receiving more than one quarterly dividend from the Company and Acquiror during such fiscal quarter;
(iii) Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (except for redemptions, purchases or other acquisitions of Company Capital Stock in connection with the acquisition or withholding of Company Capital Stock to pay for the exercise price of, or a holder’s payment of Tax obligations with respect to, Company RSUs or Company Stock Options);
(iv) Amend the Company Articles of Incorporation or the Company Bylaws, or the Organizational Documents of any of its Subsidiaries;
(v) Amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;
(vi) (A) Enter into any new credit or new Company Loan greater than $3,500,000; (B) renew any credit or Company Loan greater than $5,000,000; (C) enter into any new non-real estate SBA credit or Company Loan greater than $1,000,000; or (D) enter into any new Woodside Auto Loan greater than $250,000; in each case without first consulting and obtaining approval of Acquiror, for which Acquiror will at all times make appropriate personnel reasonable available, and approval for such loan or extension of credit will be deemed provided if Acquiror has not responded to the Company’s request within 48 hours of Acquiror’s receipt of a loan approval package concerning the loan or extension of credit at issue (it being understood that a rejection or a single request for additional information within such 48 hour period shall constitute a response by Acquiror for these purposes);
(vii) Other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any Known owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;
(viii) Except with respect to contracts relating to loan participations, enter into any new Company Loan in an amount that exceeds the Bank’s lending limit under applicable Legal Requirements or, outside the Ordinary Course of Business, commit to make, renew, extend the term of or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loan to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or a Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”
(ix) Fail to maintain an allowance for credit losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);
(x) Fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;
(xi) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole;
(xii) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;
(xiii) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;
(xiv) Except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the Agreement Date: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the

“Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement; provided, however, the Company may pay annual employee bonuses accrued as of the Effective Time in amounts that are consistent with the terms of the Company Benefit Plans existing as of the Agreement Date;
(xv) Incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness in excess of $250,000, other than in the Ordinary Course of Business;
(xvi) Enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;
(xvii) Materially change its deposits programs or increase rates paid on deposits, other than in the Ordinary Course of Business;
(xviii) Settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not impose any material restriction on the business of the Company or its Subsidiaries;
(xix) Except as disclosed in Section 5.2(b)(xix) of the Company Disclosure Schedules, permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of the Company or any of its Subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(xx) Make or change any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the Agreement Date, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any material amended Tax Return or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;
(xxi) Other than to replace departed employees with like-compensated individuals, hire any employee with an annual base salary or an independent contractor with annual compensation opportunities in excess of $100,000; provided, however, that Acquiror shall not enforce or attempt to enforce its rights pursuant to this Section 5.2(b)(xxi) to exercise “prior control” (as defined in section 2(a)(2) of the BHCA) over the management or policies of the Company or the Bank;
(xxii) Purchase, sell, transfer or pledge (except, in the case of pledges, for Company Permitted Exceptions) any Company Investment Securities, other than in the Ordinary Course of Business;
(xxiii) Make, or commit to make, any capital expenditures in excess of $250,000; or
(xxiv) Agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of directors of any of the Company’s Subsidiaries to take or adopt any resolutions of such board of directors of such Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).

Section 5.3 Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8.
Section 5.4 Company Shareholders’ Meeting.
(a) The Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the Washington Act, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval and, if so desired and mutually agreed, upon other matters of the type customarily brought before a meeting of shareholders to approve a merger agreement or the transactions contemplated thereby. The Company and Company Board will use their reasonable best efforts to obtain from its shareholders the votes in favor of the adoption of this Agreement required by the Washington Act, including by recommending that its shareholders vote in favor of this Agreement and the Contemplated Transactions, including the Merger (the “Company Board Recommendation”), and the Company and Company Board will not (i) withhold, withdraw, qualify or adversely modify the Company Board Recommendation, (ii) fail to make the Company Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly, finally and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Company Board Recommendation, in each case within ten (10) business days after any request by Acquiror to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting), or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation”).
(b) Notwithstanding the foregoing, prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation if and only if (i) the Company and its Subsidiaries and Representatives have complied with their obligations under Section 5.8, (ii) an unsolicited bona fide written Acquisition Proposal is made to the Company after the date of this Agreement by a third party, and such Acquisition Proposal is not withdrawn, (iii) the Company Board has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (iv) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to make a Company Adverse Recommendation would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, (v) prior to effecting the Company Adverse Recommendation, three (3) Business Days shall have elapsed since the Company has given written notice to Acquiror advising Acquiror that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Acquisition Proposal that is the basis of the Company Adverse Recommendation (it being understood that any amendment or change to any material term of such Acquisition Proposal shall require a new notice and the provisions of this Section 5.4(b) shall apply anew), (vi) during such three (3) Business Day period, the Company has considered, and engaged in good-faith discussions with Acquiror regarding, any adjustment or modification of the terms of this Agreement proposed by Acquiror and (vii) the Company Board, following such three (3) Business Day period, again reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Acquirer and delivered to the Company in writing) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to make a Company Adverse Recommendation would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements.
(c) The Company shall adjourn or postpone the Company Shareholders’ Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Shareholder Approval; provided, that no such adjournment or postponement shall delay the Company Shareholders’ Meeting by more than thirty (30) days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Termination Date. Except as described in the preceding sentence, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Acquiror’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms (i) the Company Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for the purpose of voting on the approval of this Agreement, and nothing contained herein shall be deemed to relieve the Company of such obligations, and (ii) the Company shall not submit to the vote of its shareholders any Acquisition Proposal or any transaction contemplated thereby.
Section 5.5 Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 5.6 Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operations of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.
Section 5.7 Company Benefit Plans.
(a) At the request of Acquiror, the Company will use, or cause the Bank to use, commercially reasonable efforts to amend or terminate, prior to the Effective Time, any Company Benefit Plan, to the extent that each such Company Benefit Plan may be so amended or terminated in accordance with its terms; provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.
(b) Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including any change of control or severance agreements, or other similar arrangements, consistent with GAAP.
(c) The Company shall take all appropriate action to terminate any Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Section 401(k) of the Code as of at least one day prior to the Closing Date; provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date.
Section 5.8 Acquisition Proposals.
(a) The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the Agreement Date with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), provide Acquiror an unredacted copy of such Acquisition Proposal and any draft agreements, proposals or other materials or correspondence received in connection with such inquiry or Acquisition Proposal, and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis. The Company shall use its reasonable best efforts to enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and will not release any third party from, or waive any provisions of, any such agreements.
(b) The Company agrees that it will not, and will cause each of its Subsidiaries and its and their respective Representatives and controlled Affiliates not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification on the terms and conditions of such Acquisition Proposal); provided, that, prior to the receipt of the Company Shareholder Approval and subject to compliance with this Section 5.8, in the event the Company receives an unsolicited bona fide written Acquisition Proposal from a Person other than Acquiror after the Agreement Date, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); and (ii) participate in discussions or negotiations regarding such Acquisition Proposal.
Section 5.9 Company Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Company Voting Agreement, signed by all of the directors and executive officers of the Company as of the Agreement Date who own or control the voting of any shares of Company Common Stock.
Section 5.10 Title to Real Estate.
(a) Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to obtain and deliver to Acquiror, with respect to any interest in real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, a commitment for an owner’s title insurance policy (collectively, the “Title Commitments”), issued by a title company selected by the Company and reasonably acceptable to Acquiror (the “Title Company”), showing fee simple title in the Company or one of its Subsidiaries in such real property subject to the standard exceptions (unless Acquiror satisfies each condition to obtaining, and obtains, at its sole cost and expense, extended title coverage) and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Company Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.10(a) shall be split equally between Acquiror and the Company. With respect to property carried as OREO, at the request of Acquiror, the Company shall provide reasonably acceptable written proof of ownership by the Company and each of its Subsidiaries of such OREO property.
(b) If requested by Acquiror, at the Closing, the Company shall obtain at Acquiror’s expense and deliver to Acquiror, with respect to all fee interests in real property owned by the Company and each of its Subsidiaries, an owner’s standard coverage title insurance policy (collectively, the “Title Insurance Policies”), or an irrevocable commitment to issue such a policy to Acquiror, dated as of the Closing Date, on ALTA Policy Form 2021, if available (if not available, then on Form 2006), with respect to all interests in real property owned by the Company and each of its Subsidiaries, other than property carried as OREO, issued by the Title Company, subject to only the standard exceptions and such exceptions as are Company Permitted Exceptions or have been otherwise accepted by Acquiror, containing any endorsements reasonably required by Acquiror (at Acquiror’s sole expense), and, if applicable, insuring the fee simple estate of the Company or one of its Subsidiaries in such properties in an amount to be agreed, but in any event not less than the value at which the Company or its applicable Subsidiary currently carries the property on its books, subject only to the Company Permitted Exceptions. In no event shall the Company be obligated to obtain any appraisal of any real property owned by it or its Subsidiaries.
(c) Except for Company Permitted Exceptions, neither the Company nor any of its Subsidiaries shall voluntarily encumber any real property prior to the Closing Date. In the event that the Company cannot obtain any of the Title Insurance Policies, and Acquiror has not, prior to the Closing Date, given notice to the Company that Acquiror is willing to waive objection to each title exception which is not set forth in the applicable Title Commitment (each, a “New Encumbrance”), the Company shall discharge or remove each such New

Encumbrance that can be discharged or removed by the payment of a liquidated sum of money. The Company shall use commercially reasonable efforts to discharge any New Encumbrance that cannot be discharged solely by the payment of a liquidated sum of money, unless such New Encumbrance is a Company Permitted Exception. The Company shall be entitled to postpone the Closing Date for up to thirty (30) days in the aggregate, in order to discharge any New Encumbrance which is not a Company Permitted Exception. If the Company has not discharged any New Encumbrance that is: (i) not a Company Permitted Exception and (ii) would reasonably be expected to materially interfere with the fair market value, use or operation of such real property for its current purpose, and which cannot be discharged solely by the payment of a liquidated sum of money that, individually or in the aggregate with all other liquidated sums to be paid pursuant to this Section 5.10(c), would not exceed $3,000,000, on or prior to the Closing Date (subject to any postponement in accordance with the preceding sentence), then Acquiror shall have the right to terminate this Agreement upon ten (10) days prior written notice to the Company.
(d) If the consent of any landlord is required for transfer or assignment of any lease by virtue of the Contemplated Transactions, the Company shall obtain such required consents as soon as reasonably practicable after the Agreement Date, but in no event later than five (5) Business Days before the Closing. Acquiror shall reasonably cooperate in obtaining such consents, including, without limitation, by reviewing, negotiating, and executing any assignment, assumption, or consent required by such landlord and providing reasonable financial and other information to such landlord.
Section 5.11 Surveys. Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to obtain, at Acquiror’s expense, a current American Land Title Association survey, including any Table A items reasonably requested by Acquiror, of any or all parcels of real property owned by the Company and any of its Subsidiaries, other than property carried as OREO.
Section 5.12 Environmental Investigation.
(a) Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to order, at Acquiror’s expense, a Phase I environmental site assessment to be conducted in accordance with ASTM Standard E1527-21, Standard Practice for Environmental Site Assessments (the “ASTM Standard”) to be delivered to Company and Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest (each, a “Phase I Report”) conducted by an independent professional consultant selected by the Company and reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any “Recognized Environmental Conditions,” as that term is defined in the ASTM Standard. If a Phase I Report discloses any “Recognized Environmental Conditions” under the ASTM Standard, then Acquiror may, upon receipt of written permission from the Company, which permission shall not be unreasonably withheld, promptly obtain a Phase II subsurface investigation with respect to any Recognized Environmental Condition identified in a Phase I, which report shall, to the extent feasible, contain an estimate of the approximate cost of any remediation or other follow-up work recommended to address those conditions in accordance with applicable Legal Requirements (each, a “Phase II Report,” and, together with the associated Phase I Report, an “Environmental Report”), the cost of obtaining any Phase II Report described in this Section 5.12(a) shall be borne by Acquiror, and such report shall be provided to both the Company and Acquiror. Neither the Company nor Acquiror shall have any duty to act upon any information produced by an Environmental Report. All Environmental Reports shall be the property of the Company and shall be held in confidence as provided in the Confidentiality Agreement.
(b) In the event that the results of any Phase II Report discloses any environmental condition or conditions which, either in accordance with Environmental Laws or reasonable commercial practices, would reasonably be expected to require cleanup and/or remediation the cost of which, either individually or in the aggregate, would reasonably be expected to exceed $3,000,000, then Acquiror may, at its sole option, terminate this Agreement upon ten (10) days prior written notice to the Company.
(c) Acquiror hereby agrees to indemnify, defend and hold the Company harmless from and against any cost, expense, charge, lien, action or judgment, as well as any claim of a right to any such cost, expense, charge, lien, action or judgment arising from any act or omission of Acquiror, Acquiror’s agents or contractors, or any services, labor, supplies or materials provided or performed by surveyors, engineers, and others hired by Acquiror to make the inspections and tests, and from and against any personal injury and property damage caused by the act or neglect of Acquiror or any of its agents, or independent contractors in connection with any Phase II Report. Notwithstanding the foregoing, in no event shall Acquiror be held liable for the costs of any cleanup and/or remediation of any condition identified by a Phase II Report.
Section 5.13 Third-Party Consents. Unless waived by Acquiror in whole or in part, the Company shall have received the consents and approvals, and shall have delivered the notices, required pursuant to the Contracts listed in Section 5.13 of the Company Disclosure Schedules.
ARTICLE 6
ACQUIROR’S COVENANTS
Section 6.1 Access and Investigation.
(a) Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b) All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.
Section 6.2 Operation of Acquiror and Acquiror Subsidiaries. Except as previously disclosed in the Acquiror Previous Disclosure, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (b) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the shareholders of the Company; or
(c) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board in support of, any of the actions prohibited by this Section 6.2.
Section 6.3 Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the

Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 6.4 Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.
Section 6.5 Indemnification.
(a) For a period of six (6) years from and after the Effective Date, Acquiror will indemnify and defend each Person who is now, or has been at any time prior to the Agreement Date or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each, an “Indemnified Party”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that the Company is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Legal Requirements, including federal banking law, or under the Company Articles of Incorporation, in each case as in effect on the Agreement Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.5(a) shall continue until the final disposition of such claim. Acquiror shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that the Company is currently permitted to advance expenses to such Indemnified Parties under applicable Legal Requirements, including federal banking law, or under the Company Articles of Incorporation as of the Agreement Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under applicable Legal Requirements or the Company Articles of Incorporation will be made by independent counsel (which will not be counsel that provides any services to Acquiror or any of its Subsidiaries) selected by Acquiror and reasonably acceptable to such officer or director.
(b) Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.5(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of up to six (6) years after the Effective Time; provided, that, the Company shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.5(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.5(b) would exceed such 250% amount, the Company shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 250% amount.
(c) If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.5.
(d) The provisions of this Section 6.5 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.6 Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.
Section 6.7 Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Select Market prior to the Closing Date.
ARTICLE 7
COVENANTS OF ALL PARTIES
Section 7.1 Regulatory Approvals. As soon as practicable following the Agreement Date, but in no event more than forty-five (45) days after the Agreement Date, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and each of its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror, and the Company will comply with the terms of such Requisite Regulatory Approvals. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.
Section 7.2 SEC Registration. As soon as practicable following the Agreement Date, but in no event more than forty five (45) days after the Agreement Date, the Company and Acquiror shall prepare the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Company shall furnish all information concerning itself and its shareholders as may be reasonably requested by Acquiror in connection with the Registration Statement, and the Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.
Section 7.3 Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that (a) either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules; and (b) each party may, without consultation or consent of the other party, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in filings by such party with the SEC, so long as such statements are consistent with previous press releases, public disclosures or public statements made by such party in compliance with this Section 7.3.
Section 7.4 Commercially Reasonable Efforts; Cooperation. Each of the Company and Acquiror agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither the Company nor Acquiror will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. The Company agrees to use its commercially reasonable efforts to obtain all consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Section 5.13 of the Company Disclosure Schedules. Between the Agreement Date and the Closing Date, each of the Company and Acquiror will, and will cause each of its respective Subsidiaries, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.
Section 7.5 Tax Free Reorganization.
(a) The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Intended Tax Consequences”). From and after the Agreement Date and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b) As of the Agreement Date, to the Knowledge of the Company, there is no reason: (i) why the Company would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated in Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.
(c) As of the Agreement Date, to the Knowledge of Acquiror, there is no reason: (i) why Acquiror would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated in Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to the Company and counsel to Acquiror.
Section 7.6 Employees and Employee Benefits.
(a) All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror or its Subsidiaries as of the Closing. Following the Closing, Acquiror or its Subsidiaries shall initially provide employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror or its Subsidiaries under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan). For the avoidance of doubt, nothing in this Section 7.6 is intended to, or shall be interpreted to, provide any rights to continued employment for any Covered Employee for any period of time following the Closing.
(b) For the purpose of satisfying eligibility requirements and vesting periods under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and each of its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.
(c) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(d) The Company and each of its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment, within one year of the Closing Date, will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.6(d) of the Company Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, or other similar agreement (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits. Any Covered Employee who waives and relinquishes, or otherwise loses, his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).

(e) Any Company employee who has or is party to any agreement or arrangement that provides for a CIC Payment shall receive the CIC Payment pursuant to the terms of his or her employment, change in control, severance, or other similar agreement.
(f) Acquiror shall pay retention bonuses to the Covered Employees in accordance with Section 7.6(f) of the Company Disclosure Schedules.
Section 7.7 Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the other Contemplated Transactions.
Section 7.8 Shareholder Litigation. Each of Acquiror and the Company shall promptly advise the other party in writing after becoming aware of any Legal Action commenced, or to the Knowledge of such party, threatened in writing, against such party or any of its officers or directors by any shareholder of the Company (on their own behalf or on behalf of the Company) or by any Regulatory Authority relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. Each party shall: (a) give the other party the opportunity to participate in the defense and settlement of any such Transaction Litigation; (b) keep the other party reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and provide the other party with the opportunity to consult with such party regarding the defense of any such litigation, which advice such party shall consider in good faith; and (c) not settle any Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned). Further, each of Acquiror and the Company shall promptly notify the other party hereto of any material Legal Action commenced or threatened, or the institution or threat of significant Legal Action involving such party or any of its Subsidiaries, and will keep the other party hereto reasonably informed of any material developments regarding such Legal Action or events.
Section 7.9 Dividends. After the Agreement Date, each of Acquiror and the Company shall coordinate with the other on the declaration of any dividends in respect of Acquiror Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Acquiror Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the quarterly dividend payable in the third quarter of 2026, the Company Board shall cause its regular quarterly dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Acquiror Common Stock (i.e., the Company shall move its dividend record and payment dates for the quarterly dividend payable in the third quarter of 2026 to approximately August 4, 2026 and August 14, 2026, respectively, to be consistent with Acquiror’s expected record and payment dates of August 4, 2026 and August 14, 2026, respectively), and (b) the Acquiror Board shall continue to pay dividends on the Acquiror Common Stock on substantially the same record and payment date schedules as have been utilized in the past.
Section 7.10 Assumption by Acquiror. Following execution of this Agreement and prior to the Closing, the Company shall cooperate with Acquiror to effect the assumption by Acquiror of the Contracts listed on Section 7.10 of the Company Disclosure Schedules, subject to and contingent upon the occurrence of the Closing, and Acquiror will execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR
The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):
Section 8.1 Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Section 3.1(a), Section 3.2 (solely as such representation relates to the Bank), Section 3.5, Section 3.6 (solely as such representation relates to the Bank), and Section 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect)

or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.5 shall be true and correct in all respects, except with respect to de minimis inaccuracies, on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.1(a), Section 3.2 (solely as such representation relates to the Bank), Section 3.6 (solely as such representation relates to the Bank), and Section 3.21 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 8.2 Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 8.3 Shareholder Approval. The Company Shareholder Approval shall have been obtained.
Section 8.4 No Proceedings, Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 8.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.
Section 8.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 8.7 Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 8.1 and Section 8.2.
Section 8.8 Tax Opinion. Acquiror shall have received a written opinion of Ballard Spahr LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 8.9 Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Global Select Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Global Select Market shall not have objected to the listing of such shares of Acquiror Common Stock.
Section 8.10 Company Merger Costs. All Company Merger Costs shall have been paid or accrued by the Company or the Bank on or prior to the Closing Date.

Section 8.11 No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.
Section 8.12 CFO’s Certificate. Acquiror shall have received a certificate, dated as of the Closing Date, executed by the chief financial officer of the Company certifying the amount of the Adjusted Equity of the Company as of the Calculation Date.
Section 8.13 Minimum Adjusted Equity. The Company’s Adjusted Equity shall be equal to or greater than $124,269,000.
Section 8.14 Dissenters’ Shares. Holders of less than 10% of the outstanding shares of Company Common Stock shall have exercised their dissenters’ rights pursuant to the Washington Act.
ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):
Section 9.1 Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Section 4.1(a), Section 4.2 (solely as such representation relates to Acquiror Bank), Section 4.5, Section 4.6 (solely as such representation relates to Acquiror Bank), and Section 4.12, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.5 shall be true and correct in all respects, except with respect to de minimis inaccuracies, on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.1, Section 4.2 (solely as such representation relates to Acquiror Bank), Section 4.6 (solely as such representation relates to Acquiror Bank), and Section 4.12 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 9.2 Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 9.3 Shareholder Approval. The Company Shareholder Approval shall have been obtained.
Section 9.4 No Proceedings; No Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 9.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.

Section 9.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 9.7 Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Section 9.1 and Section 9.2.
Section 9.8 Tax Opinion. The Company shall have received a written opinion of Miller Nash LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 9.9 Conversion Fund. Acquiror shall have deposited the Conversion Fund with the Exchange Agent.
Section 9.10 Stock Exchange Listing. Acquiror shall have caused all shares of Acquiror Common Stock to be delivered in the Merger to be listed on the Nasdaq Global Select Market at the Effective Time.
Section 9.11 No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.
ARTICLE 10
TERMINATION
Section 10.1 Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, by:
(a) Mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;
(b) Acquiror or the Company, if the Effective Time shall not have occurred at or before the twelve (12) month anniversary of the Agreement Date (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;
(c) Acquiror or the Company, if any Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order;
(d) Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; or (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority;
(e) Acquiror if the Company Shareholders’ Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 5.4(a) having been taken and the Company Shareholder Approval shall not have been obtained;
(f) Acquiror, if (i) the Company Board makes or publicly proposes to make a Company Adverse Recommendation, or (ii) the Company materially breaches or fails to perform its obligations under Section 5.4 or Section 5.8;

(g) Acquiror, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(f)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;
(h) the Company, if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;
(i) Acquiror, pursuant to Section 5.10(c) or Section 5.12(b); or
(j) the Company if (i) the Company shall have complied with its obligations under Section 5.4 (including with respect to any adjournment or postponement) and Section 5.8, (ii) the Company Shareholders’ Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 5.4(a) having been taken and the Company Shareholder Approval shall not have been obtained and (iii) prior to the Company Shareholders’ Meeting, the Company shall have received a Superior Proposal which did not result from a breach of Section 5.4 or Section 5.8 and the Company Board shall have determined to enter into a definitive agreement providing for such Superior Proposal upon termination of this Agreement in accordance with this Section 10.1(j) and shall have entered into such agreement concurrently with such termination; provided, however, that the Company may not terminate this Agreement pursuant to this Section 10.1(j) unless and until (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business Day period, to the extent that Acquiror so requests, the Company and Acquiror cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be completed, and (y) at the end of such five (5) Business Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors (and after taking into account any adjustment or modification of the terms of this Agreement proposed by Acquirer and delivered to the Company in writing), to believe that a Superior Proposal continues to exist.
Section 10.2 Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or shareholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from a breach by that party of this Agreement.
Section 10.3 Fees and Expenses.
(a) Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
(b) If this Agreement is terminated by Acquiror pursuant to Section 10.1(f) or by the Company pursuant to Section 10.1(j), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, an amount equal to $6,300,000 (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c) If, after the Agreement Date and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated (A) by either Acquiror or the Company pursuant to Section 10.1(b) (if the Company Shareholder Approval has not theretofore been obtained but all other conditions set forth in ARTICLE 9 had been satisfied or were capable of being satisfied prior to such termination), or (B) by Acquiror (x) pursuant to Section 10.1(e), or (y) pursuant to Section 10.1(g) as a result of a material breach, and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within two (2) Business Days after the execution of such definitive written agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m).
(d) Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. The Company shall not be required to pay the Termination Fee on more than one occasion.
ARTICLE 11
MISCELLANEOUS
Section 11.1 Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.
Section 11.2 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Washington solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Contemplated Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by Legal Requirements shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.
Section 11.3 Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.
Section 11.4 Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.
Section 11.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
Section 11.6 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

Banner Corporation 10 South First Avenue Walla Walla, Washington 99362 Telephone: 425-576-4320 Attention: Sherrey Luetjen, Executive Vice President and General Counsel (sherrey.luetjen@bannerbank.com)

with copies, which shall not constitute notice, to:

Ballard Spahr LLP 601 SW Second Avenue, Suite 2100 Portland, Oregon 97204 Telephone: 503-778-2148 Attention: Kenneth R. Haglund, Jr. (haglundk@ballardspahr.com) and Beau Hurtig (hurtigb@ballardspahr.com)

If to the Company, to:

Pacific Financial Corporation 1216 Skyview Drive Aberdeen, Washington 98520 Telephone: 360-537-4052 Attention: Denise Portmann, President and CEO (dportmann@bankofthepacific.com)

with copies, which shall not constitute notice, to:

Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: 503-224-5858
Attention: David G. Post (david.post@millernash.com) and
Justin Hebenstreit (justin.hebenstreit@millernash.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.
Section 11.7 Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.
Section 11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.
Section 11.9 Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
Section 11.10 Specific Performance.
(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event shall specific performance of Acquiror’s obligation to consummate the Merger survive any termination of this Agreement.

(b) Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Section 11.11 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 161.2(c) and as identified in 12 C.F.R. Section 309.5(g)(8)) of a Regulatory Authority by any party to this Agreement to the extent prohibited by applicable Legal Requirements. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
Section 11.12 Counterparts. This Agreement and any amendments hereto may be executed in any number of counterparts (including by electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
ARTICLE 12
DEFINITIONS
Section 12.1 Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:
(a) “Acquiror Articles of Incorporation” means the Restated Articles of Incorporation of Acquiror, as amended.
(b) “Acquiror Bank” means Banner Bank, a Washington state-chartered commercial bank headquartered in Walla Walla, Washington, and a wholly-owned subsidiary of Acquiror.
(c) “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.
(d) “Acquiror Board” means the board of directors of Acquiror.
(e) “Acquiror Bylaws” means the Amended and Restated Bylaws of Acquiror, as amended.
(f) “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.
(g) “Acquiror Common Stock” means the common stock, $0.01 par value per share, of Acquiror.
(h) “Acquiror Contract” means each Contract filed or incorporated by reference as an exhibit to an Acquiror SEC Report.
(i) “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.
(j) “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(k) “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.
(l) “Acquiror Stock Plans” means collectively the following:
(i) Acquiror 2014 Omnibus Incentive Plan (Amended and Restated);
(ii) Acquiror 2018 Omnibus Incentive Plan; and
(iii) Acquiror 2023 Omnibus Incentive Plan.
(m) “Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the Contemplated Transactions and other than any sale of whole loans and securitizations in the Ordinary Course of Business.
(n) “Adjusted Equity” means the Company’s total shareholders’ equity, excluding the impact of accumulated other comprehensive loss (or gain), less all intangible assets, calculated on a consolidated basis as of the Calculation Date and in accordance with GAAP consistently applied; provided, however, that Company Merger Costs paid or accrued after March 31, 2026 shall be excluded from the calculation of Adjusted Equity.
(o) “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.
(p) “Bank” means Bank of the Pacific, a Washington state-chartered commercial bank headquartered in Aberdeen, Washington, and a wholly-owned subsidiary of the Company.
(q) “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.
(r) “BHCA” means the Bank Holding Company Act of 1956, as amended.
(s) “Burdensome Condition” means any condition or restriction contained in or issued in connection with any Requisite Regulatory Approval that would: (i) reasonably be expected to be materially burdensome on, or impair in any material respect the benefits of the Contemplated Transactions to the Surviving Entity; (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of the Surviving Entity or any of its Subsidiaries; (iii) require any Person other than the Surviving Entity to guaranty, support or maintain the capital of any of its Subsidiaries after the Closing Date; (iv) cause any Person other than the Surviving Entity to be deemed to control Surviving Entity’s Subsidiaries after the Closing Date; or (v) require any contribution of capital to the Company, Bank or any Subsidiary of Acquiror at the Closing; provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition:” any restraint, limitation, term, requirement, provision or condition that applies generally to financial or bank holding companies and banks as provided by any Legal Requirement or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.
(t) “Business Day” means any day except Saturday, Sunday and any day on which banks in the State of Washington are authorized or required by law or other government action to close.
(u) “Calculation Date” means the close of business on the tenth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.
(v) “Closing Acquiror Common Stock Price” means the average closing price per share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the fifteen (15) consecutive trading days immediately preceding the Closing Date.
(w) “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.
(x) “Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.

(y) “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, deferred compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement, retention agreement or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any beneficiary thereof. For the avoidance of doubt, each Company Stock Plan constitutes a Company Benefit Plan.
(z) “Company Board” means the board of directors of the Company.
(aa) “Company Bylaws” means the Bylaws of the Company, as amended and restated.
(ab) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.
(ac) “Company Common Stock” means the common stock, $1.00 par value per share, of the Company.
(ad) “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414(b), (c), (m) or (o) of the Code.
(ae) “Company Merger Costs” means (i) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans), including associated employment taxes; (ii) the transaction costs, fees and expenses (including all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger, due diligence costs and all costs associated with seeking Company Shareholder Approval) incurred by the Company; (iii) any severance, stay-pay or retention bonus amounts or change in control payments and associated employment taxes; (iv) the costs of obtaining a determination letter from the IRS in connection with the termination of any Company Benefit Plans; (v) the accrual or payment of all of the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by the Company in connection with any contract termination required pursuant to this Agreement; (vi) any accrued paid time-off through the Closing Date that is not recorded as a liability on the Company’s balance sheet as of the Calculation Date in accordance of GAAP; (vii) the cost of the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies contemplated in Section 6.5(b); (viii) all other customary and reasonable costs and expenses incurred by the Company in the performance of its obligations under this Agreement; and (ix) other amounts mutually agreed upon in writing by the Company and Acquiror. For purposes of the calculation of Company Merger Costs and Adjusted Equity, any references in the definition of Company Merger Costs to the Company shall include any and all amounts that any Subsidiary of the Company incurs, accrues or pays.
(af) “Company Stock Plans” means the Company’s 2021 Equity Incentive Plan and 2011 Equity Incentive Plan.
(ag) “Company Shareholder Approval” means the approval of this Agreement by the shareholders of the Company, in accordance with the Washington Act and Company Articles of Incorporation, by the affirmative vote of holders of two thirds of the outstanding shares of Company Common Stock, voting together as a single class.
(ah) “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by the Company and Acquiror of their respective covenants and obligations under this Agreement; (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3 in connection with the Merger; and (iv) the Bank Merger.

(ai) “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.
(aj) “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.
(ak) “CRA” means the Community Reinvestment Act, as amended.
(al) “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.
(am) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(an) “DOL” means the U.S. Department of Labor.
(ao) “Environmental Laws” means, collectively, any Legal Requirement, judgment or permit relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes or (b) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.
(ap) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(aq) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(ar) “FDIC” means the Federal Deposit Insurance Corporation.
(as) “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.
(at) “GAAP” means generally accepted accounting principles in the U.S., consistently applied.
(au) “Hazardous Materials” means any substance, waste, contaminant, pollutant, gas or other material that is regulated by, subject to control or remediation pursuant to, or the use, handling, storage, disposal or release of which is subject to or may result in liability under, any Environmental Laws or is otherwise regulated under Environmental Laws. For the avoidance of doubt, Hazardous Materials includes polychlorinated biphenyls, asbestos in any form or condition, petroleum or petroleum products and any per- or poly-fluoroalkyl substances.
(av) “Intended Tax Consequences” has the meaning provided in Section 7.5(a).
(aw) “IRS” means the U.S. Internal Revenue Service.
(ax) “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of (i) for the Company, its Chief Executive Officer and President, Chief Financial Officer, Chief Credit Officer, Chief Lending Officer or Chief Operating Officer, and (ii) for Acquiror, its Chief Executive Officer and President, Chief Financial Officer, Chief Risk Officer or Chief Operating Officer, in each case as the context requires.
(ay) “Legal Action” means any legal, administrative, arbitral or other Proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

(az) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.
(ba) “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect, condition, development or occurrence which, individually or together with any other event, circumstance, change, effect, condition, development or occurrence, has had or would reasonably be expected to have a material adverse effect on: (i) the business, condition (financial or otherwise), properties, assets, liabilities or results of operations of such party and each of its Subsidiaries, taken as a whole; or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis, provided, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or Regulatory Authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and each of its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and each of its Subsidiaries operate; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); and (G) changes after the date hereof resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Regulatory Authority in response thereto).
(bb) “Nasdaq Rules” means the listing rules of the Nasdaq Global Select Market.
(bc) “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.
(bd) “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.
(be) “OREO” means real estate owned by a Person and designated as “other real estate owned.”
(bf) “Organizational Documents” means: (i) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (iii) with respect to a partnership, the certificate of formation and the partnership agreement; and (iv) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
(bg) “Outstanding Company Shares” means the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time.
(bh) “PBGC” means the U.S. Pension Benefit Guaranty Corporation.
(bi) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(bj) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.
(bk) “Proxy Statement” means a proxy statement prepared by the Company or Acquiror for use in connection with the Company Shareholders’ Meeting, all in accordance with the Washington Act, the rules and regulations of the SEC, and other Legal Requirements.
(bl) “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.
(bm) “Regulation S-K” means Regulation S-K promulgated under the Securities Act.
(bn) “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.
(bo) “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
(bp) “Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.
(bq) “SEC” means the Securities and Exchange Commission.
(br) “Securities Act” means the Securities Act of 1933, as amended.
(bs) “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.
(bt) “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “51%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the Contemplated Transactions, (i) after receiving the advice of its financial advisor; (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein, including as they may be proposed to be amended by Acquiror); and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.
(bu) “Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), and any other taxes of any kind, together with any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, or duty.
(bv) “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(bw) “Taxing Authority” means any Regulatory Authority which imposes Taxes.
(bx) “Transition Date” means, with respect to any Covered Employee, the date Acquiror or its Subsidiaries commences providing benefits to such employee with respect to each New Plan.
(by) “U.S.” means the United States of America.
(bz) “Washington Act” means the Washington Business Corporation Act, Revised Code of Washington Title 23B, as amended.
Section 12.2 Principles of Construction.
(a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Pacific Time; (vi) “including” means “including, but not limited to;” (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.
(b) The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the Agreement Date; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced; and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
(c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.
(d) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
[Remainder of Page Intentionally Left Blank]
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:		COMPANY:

Banner Corporation		Pacific Financial Corporation

By:	/s/ Mark J. Grescovich	By:	/s/ Denise Portmann
Name:	Mark J. Grescovich	Name:	Denise Portmann
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
Form of Voting and Support Agreement
Voting and Support Agreement
This Voting and Support Agreement (this “Agreement”) is entered into as of April 30, 2026, by and among Banner Corporation, a Washington corporation (“Acquiror”), Pacific Financial Corporation, a Washington corporation (the “Company”), and those directors and/or officers of the Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such shareholders collectively referred to in this Agreement as the “Principal Shareholders,” and individually as a “Principal Shareholder”).
Recitals
A. As of the date hereof, each Principal Shareholder is the owner or controls the vote of certain shares of the Company’s common stock, $1.00 par value per share (“Company Stock”).
B. Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger dated as of April 30, 2026 (the “Merger Agreement”), between Acquiror and the Company.
C. Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Shareholders enter into this Agreement.
D. Each Principal Shareholder believes it is in his or her best interest, as well as the best interest of the Company, for Acquiror and the Company to consummate the Merger and the Contemplated Transactions.
Agreements
In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:
Section 1. Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.
Section 2. Representations and Warranties. Each Principal Shareholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:
(a) owns beneficially and of record each of his or her shares of Company Stock;
(b) has the sole, or joint with any other Principal Shareholder, voting power with respect to such shares of Company Stock; and
(c) has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Shareholder, and is enforceable against such Principal Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.
Section 3. Voting Agreement. Each Principal Shareholder hereby agrees that at any meeting of the Company’s shareholders however called, and in any action by written consent of the Company’s shareholders, such Principal Shareholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s shareholders or action by written consent:
(a) for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;
(b) against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c) against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.
Section 4. Additional Covenants. Except as required by law, each Principal Shareholder agrees that he or she will:
(a) not, and will not permit any of his or her Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Shareholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Shareholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;
(b) not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions;
(c) use his or her best efforts to cause any necessary meeting of the Company’s shareholders to be duly called and held, or any necessary consent of shareholders to be obtained, for the purpose of approving or adopting the Merger Agreement and the Contemplated Transactions;
(d) cause any of his or her Affiliates to cooperate fully with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and
(e) execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.
Section 5. No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable shareholder and Acquiror shall have no power or authority to direct any shareholder in the voting of any of the Company Stock or the performance by any shareholder of its duties or responsibilities as a shareholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.
Section 6. Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; or (b) the favorable vote of the Company’s shareholders with respect to approval of the Merger Agreement.
Section 7. Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and each of the Principal Shareholders.
Section 8. Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its shareholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.
Section 9. Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.
Section 10. Informed Action. Each Principal Shareholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Shareholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11. Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.
Section 12. Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.
Section 13. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.
Section 14. Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Shareholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Shareholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.
Section 15. Directors’ Duties. The parties hereto acknowledge that each Principal Shareholder is entering into this Agreement solely in his or her capacity as a shareholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Shareholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Shareholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank.
For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Shareholders hereunder to vote the shares owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.
Section 16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.
[Remainder of Page Intentionally Left Blank]
[Signature Page Follows]

In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

ACQUIROR:	COMPANY:

BANNER CORPORATION	PACIFIC FINANCIAL CORPORATION

By: /s/ Mark J. Grescovich Name: Mark J. Grescovich Title: President and Chief Executive Officer	By: /s/ Denise Portmann Name: Denise Portmann Title: President and Chief Executive Officer

[Signature Page to Company Voting and Support Agreement]

Principal Shareholders
/s/ Douglas N. Biddle
Name: Douglas N. Biddle
/s/ Dwayne M. Carter
Name: Dwayne M. Carter
/s/ Peter R. Dworkin
Name: Peter R. Dworkin
/s/ Benjamin R. Ertischek
Name: Benjamin R. Ertischek
/s/ Kristi A. Gundersen
Name: Kristi A. Gundersen
/s/ Denise J. Portmann
Name: Denise J. Portmann
/s/ Randy W. Rognlin
Name: Randy W. Rognlin
/s/ Douglas M. Schermer
Name: Douglas M. Schermer
/s/ Daniel J. Tupper
Name: Daniel J. Tupper
/s/ Daniel E. Kuenzi
Name: Daniel E. Kuenzi
/s/ Carla F. Tucker
Name: Carla F. Tucker
/s/ Terri McKinnis
Name: Terri McKinnis
/s/ Walker Evans
Name: Walker Evans
[Signature Page to Company Voting and Support Agreement Continued]

Appendix B

April 30, 2026
Board of Directors
Pacific Financial Corporation
1216 Skyview Drive
Aberdeen, WA 98520
Ladies and Gentlemen:
Pacific Financial Corporation (“Company”) and Banner Corporation (“Acquiror”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company will, subject to the terms and conditions set forth therein, merge with and into Acquiror (the “Merger”) so that Acquiror is the surviving corporation in the Merger. As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, shall be converted into the right to receive 0.2633 of a share of Acquiror Common Stock (such consideration, the “Per Share Merger Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Merger Consideration to the holders of Company Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated April 28, 2026; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Acquiror that we deemed relevant; (iv) certain internal financial projections for Company for the years ending December 31, 2026 through December 31, 2030, including estimated share repurchases for Company Common Stock for the year ending December 31, 2026 and estimated dividends per share for Company Common Stock for the years ending December 31, 2026 through December 31, 2030, as confirmed by the senior management of Company; (v) publicly available median analyst earnings per share estimates for Acquiror for the nine month period ending December 31, 2026 and the year ending December 31, 2027 with an estimated long-term annual asset and net income growth rate for Acquiror for the years thereafter, as well as estimated dividends per share for Acquiror Common Stock for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Acquiror and confirmed for use in Piper Sandler’s analysis by the senior management of Company; (vi) the pro forma financial impact of the Merger on Acquiror based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as adjustments for current expected credit losses (CECL) accounting standards, as confirmed by the senior management of Acquiror; (vii) the publicly reported historical price and trading activity for Company Common Stock and Acquiror Common Stock, including a comparison of certain stock trading information for Company Common Stock and Acquiror Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Company and Acquiror with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company and its representatives the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Acquiror and its representatives regarding the business, financial condition, results of operations and prospects of Acquiror.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Company, Acquiror or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Company and Acquiror that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Acquiror, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Company or Acquiror, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Company or Acquiror, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Acquiror or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for Company and Acquiror and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Company for the years ending December 31, 2026 through December 31, 2030, including estimated share repurchases for Company Common Stock for the year ending December 31, 2026 and estimated dividends per share for Company Common Stock for the years ending December 31, 2026 through December 31, 2030, as confirmed by the senior management of Company. In addition, Piper Sandler used publicly available median analyst earnings per share estimates for Acquiror for the nine month period ending December 31, 2026 and the year ending December 31, 2027 with an estimated long-term annual asset and net income growth rate for Acquiror for the years thereafter, as well as estimated dividends per share for Acquiror Common Stock for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Acquiror and confirmed for use in Piper Sandler’s analysis by the senior management of Company. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as adjustments for current expected credit losses (CECL) accounting standards, as confirmed by the senior management of Acquiror. With respect to the foregoing information, the senior management of Company confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available estimates and judgements of senior management as to the future financial performance of Company and Acquiror, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Acquiror’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Acquiror will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Acquiror, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Acquiror Common Stock at any time or what the value of Acquiror Common Stock will be once the shares are actually received by the holders of Company Common Stock.
We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which advisory fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler did not provide any other investment banking services to Company, nor did Piper Sandler provide any investment banking services to Acquiror. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Acquiror and their respective affiliates. We may also actively trade the equity and debt securities of Company, Acquiror and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Per Share Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement, to be filed with the SEC and mailed to Company’s shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

Appendix C
WASHINGTON DISSENTERS’ RIGHTS STATUTES
SUBCHAPTER 13 OF THE
WASHINGTON BUSINESS CORPORATION ACT
23B.13.010. Definitions.
As used in this chapter:
(1)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3)
“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7)	“Shareholder” means the record shareholder or the beneficial shareholder.
23B.13.020. Right to Dissent.
(1)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(a)
Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11A.040 or the articles of incorporation, or would be required but for the provisions of RCW 23B.11A.045, and the shareholder is, or but for the provisions of RCW 23B.11A.045 would be, entitled to vote on the merger, except that the right to dissent will not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or (ii) if the corporation is a subsidiary and the merger is governed by RCW 23B.11A.050;

(b)	A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;
(c)
A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d)
An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e)	Any action described in RCW 23B.25.120;
(f)
Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;

(g)
A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion; or

(h)	Consummation of a conversion of the corporation to another entity which is not a foreign corporation pursuant to RCW 23B.09.010.
(2)
A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)	The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:
(a)	The proposed corporate action is abandoned or rescinded;
(b)	A court having jurisdiction permanently enjoins or sets aside the corporate action; or
(c)	The shareholder’s demand for payment is withdrawn with the written consent of the corporation.
23B.13.030. Dissent by Nominees and Beneficial Owners.
(1)
A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
(a)
The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
23B.13.200. Notice of Dissenters’ Rights.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11A.045, the offer made pursuant to RCW 23B.11A.045 must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(3)
If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210. Notice of Intent to Demand Payment.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11A.045, a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:

(a)
Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11A.045 written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b)	Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.
(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(4)	A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter.
23B.13.220. Dissenters’ Rights-Notice.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11A.045, the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.

(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.

(4)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.

(5)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.

(6)	Any notice under subsection (1), (2), (3), (4), or (5) of this section must:
(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(c)
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)
Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and

(e)	Be accompanied by a copy of this chapter.

23B.13.230. Duty to Demand Payment.
(1)
A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)
The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)
A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240. Share Restrictions.
(1)
The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
23B.13.250. Payment.
(1)
Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)	The payment must be accompanied by:
(a)
The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	An explanation of how the corporation estimated the fair value of the shares;
(c)	An explanation of how the interest was calculated;
(d)	A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and
(e)	A copy of this chapter.
23B.13.260. Failure to Take Corporate Action.
(1)
If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270. After-Acquired Shares.
(1)
A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280. Procedure if Shareholder Dissatisfied with Payment or Offer.
(1)
A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)
The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
(c)
The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)
A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300. Court Action.
(1)
If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)
The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)
The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)
Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310. Court Costs and Counsel Fees.
(1)
The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
(b)
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.